

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

March 7, 2019

Dear Fellow Shareholders:

We are pleased to invite you to the 2019 Annual Meeting of Shareholders to be held on Thursday, April 18, 2019, at 2:00 pm (local time) at our Easton Business Service Center in Columbus, Ohio. We will consider the matters described in the following Notice of Annual Meeting and Proxy Statement and review highlights of the past year. We hope you will attend the meeting.

2018 was another year of strong performance for Huntington, with record net income for the fourth consecutive year and annual positive operating leverage for the sixth consecutive year. For the first time, we achieved all five of our long-term financial goals established in the 2014 Strategic Plan. This achievement accelerated our ability to provide enhanced long-term targets as a part of the new strategic plan announced in the fourth quarter of 2018. Our strategy is based on capitalizing on our sustainable competitive advantages, driving organic revenue growth, and adhering to our aggregate moderate-to-low risk appetite.

Your vote is important to us. Whether or not you plan to attend the annual meeting, we encourage you to read the Proxy Statement carefully. Please vote via internet, telephone or mail to ensure that your shares are represented.

Thank you for your support of Huntington.

Best wishes,

Stephen D. Steinour
Chairman, President and CEO





Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

Date and Time: Thursday, April 18, 2019, at 2:00 p.m. local time

Location: Huntington's Easton Business Service Center, 7 Easton Oval, Columbus, Ohio 43219

Matters to be Voted Upon:
- the election of directors;
- the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019;
- an advisory resolution to approve, on a non-binding basis, the compensation of executives as disclosed in the accompanying proxy statement; and
- any other business that properly comes before the meeting.

Record Date: Huntington shareholders as of the close of business on February 14, 2019 will be entitled to vote at our annual meeting and at any adjournments or postponements of the meeting.

Your vote is important. Please submit your proxy as soon as possible via the internet, mail or telephone. If your shares are held by a broker, it is important that you provide instructions to your broker so that your vote is counted on all matters.

For your convenience, we will offer an audio webcast of the meeting. To listen to the webcast, go to the Investor Relations section of *www.huntington.com* shortly before the meeting time and follow the instructions provided. Please note that you will not be able to vote your shares via the webcast.

By Order of the Board of Directors,

Lyndsey M. Sloan
Deputy General Counsel & Secretary

March 7, 2019

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 18, 2019
The proxy statement and annual report to stockholders are available at
www.edocumentview.com/HBAN

Table of Contents

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. You should read the entire proxy statement carefully before voting.

2019 Annual Meeting of Shareholders

Time and Date	Location	Record Date
April 18, 2019 2:00 p.m.	Huntington's Easton Business Service Center 7 Easton Oval, Columbus, Ohio 43219	February 14, 2019

Proposals & Voting

Proposals	Board Recommendation	Page Number
1 — Election of 13 Directors	*FOR each nominee*	64
2 — Ratification of Appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for 2019	*FOR*	78
3 — Advisory vote to approve the compensation of executives as disclosed in the proxy statement ("Say on Pay")	*FOR*	80

How to Vote Your Shares

 **Online**
Registered holders – *www.envisionreports.com/HBAN*
Beneficial owners – *www.proxyvote.com*

 **By Phone**
Call the phone number at the top of your proxy card

 **By Mail**
Complete, sign, date and return your proxy card in the envelope provided

 **In Person**
Attend our annual meeting and vote by ballot

Please note that you will not be able to vote your shares via the webcast.

> **Information for Shareholders Who Plan to Attend the 2019 Annual Meeting of Shareholders**
>
> Our Business Service Center, 7 Easton Oval, is located on the east side of Columbus near I-270 and Easton Way. There will be ample parking available as well as assistance (shuttle service and wheel chairs) with transportation from the parking lot to the building entrance.

Proxy Statement Summary

2018 Highlights

Investing in Our Colleagues

 **Nationally ranked employer of choice**

One of the **World's Best Employers**, Forbes 2018 Global 2000 Ranking

2018 Best Employers for Women, Forbes

2018 Best Employers for Diversity, Forbes

 Announced increase in our minimum salary **for third consecutive year**

Enhanced benefit plans, including family and caregiver time off, **Huntington Cares** emergency assistance fund, and improved short- and long-term disability programs

Investing in Our Communities

 **#1 SBA lender** in the nation for 2018 fiscal year by 7(a) loan volume

#1 SBA lender in our footprint for 2018 fiscal year by 7(a) loan volume for **tenth consecutive year**

Recently completed second year of **$16.1 Billion** **five-year community development plan** for low-to-moderate income neighborhoods

Our Board's Commitment to:

Corporate Governance

Deeply engrained risk management culture, including our **Board-defined aggregate moderate-to-low risk appetite.**

Board level oversight of key risks:
- Enterprise Risk Management
- Technology, cybersecurity, and data security
- Environmental, Social, & Governance (ESG) program

Best Board (Midwest) 2018 RankingBanking Study, Bank Director magazine

Diversity & Inclusion

Our board of directors represents a well-rounded **diversity of skills, knowledge, experience, and perspectives.**

92% independent

38% of Director nominees are female

average tenure of **7 years**

62 years average age

Our Shareholders

Achieved all Long-Term Financial Goals  for the first time on a reported basis and **two years ahead of schedule**

High level of alignment with shareholders as Directors and Colleagues collectively represent

7th largest shareholder

Biannual shareholder outreach to owners of approximately 54% of our outstanding common stock, resulting in active **corporate governance engagement discussions** with owners of greater than 17%.

Proxy Statement Summary

Huntington Overview

Our Strategy

Our values and purpose work together to guide how we develop our business strategy and achieve our goals.

Our purpose. Our purpose is stated simply:

- To make people's lives better;
- Help businesses thrive; and
- Strengthen the communities we serve.

Our values. Our purpose is enabled by our values:

- A "can-do" attitude in which we enthusiastically work and succeed together;
- A "service heart" capitalizing on our inclusive spirit to put ourselves in other's shoes and help; and
- A "forward thinking" approach and attitude that promotes innovation.

Our goals. Our goal is to build sustainable long-term shareholder value:

- Through consistent organic growth;
- While maintaining an aggregate moderate-to-low risk appetite;
- While minimizing earnings volatility through the cycle; and
- With disciplined capital management.

2018 Performance Highlights

In 2018, we achieved all five of our long-term financial goals on a full-year basis.

	2015 [1]	2015-2018 Long-Term Financial Goal	2018
Revenue (FTE) Growth (Y/Y)	6%	4% - 6%	4%
Expense Growth (Y/Y)	5%	Positive Operating Leverage	(2%)
Efficiency Ratio*	64%	56% - 59%	57%
Net Charge Offs (NCOs) (Avg through-the-cycle target range)	18 bp	35 - 55 bp	20 bp
Return on Tangible Common Equity (ROTCE)*	12%	15% - 17% [2]	18%

[1] *First year under 2014 Strategic Plan.*
[2] *Updated for impact of tax reform.*
* *Non-GAAP, see pages 35 and 36 of the company's Form 10-K for the year ended December 31, 2018 for more information.*

We developed our long-term strategic initiatives with the active engagement and oversight of our board of directors. We also continued to establish a solid Environmental, Social, and Governance (ESG) foundation with ESG commitments closely integrated into our core strategies and performance objectives.

Our shareholders, colleagues, customers and communities all benefit from our strategies which we believe facilitate sustainable, long-term value creation.

Proxy Statement Summary

About Huntington

Huntington is a multi-state diversified regional bank holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through our subsidiaries, we provide full-service commercial, small business, consumer banking services, mortgage banking services, automobile financing, recreational vehicle and marine financing, equipment leasing, investment management, trust services, brokerage services, insurance programs and other financial products and services.

The Huntington National Bank, organized in 1866, is our only bank subsidiary. The Huntington National Bank has a network of 954 branches and 1,774 ATMs across eight Midwestern states. Select financial services and other activities are also conducted in various other states. International banking services are available through the headquarters office in Columbus, Ohio.

At December 31, 2018, Huntington had total consolidated assets of approximately $109 billion, total consolidated deposits of approximately $85 billion and total consolidated shareholders' equity of approximately $11 billion.

Our success is deeply interconnected with the success of the people and communities we serve. Thus, our business model is anchored in the concept of shared value. The best way to achieve our long-term financial goals is to fulfill our purpose of **making lives better, helping businesses thrive and strengthening communities in a way that generates sustainable returns.**



As a full-service banking provider, we rely on key inputs to create shareholder value, including innovation, financial capital, the talent and diversity of our colleagues, the relationship with our customers and our culture of looking out for people.

Huntington has a well-defined business strategy that builds upon our sustainable, competitive advantages.

Core Tenets of Huntington's Strategy:

- Purpose-driven culture
- Welcome brand
- Exceptional customer experiences
- Optimal Customer Relationships
- Aggregate moderate-to-low risk appetite
- Distinguished products
- Organically grow core deposits and loans
- Community involvement and leadership

Proxy Statement Summary

Board Nominees

We have an engaged board of directors, representing a diverse group of skills, experience, backgrounds and attributes. The board proposes the election of a new independent director at this meeting who would add significant digital media and strategic marketing expertise to the board and the Technology Committee. All of our non-employee directors are independent. A brief list of the nominees for the 2019 annual meeting is set forth below.

Director Nominees	Age	Director Since	Professional Background	Committees
Lizabeth Ardisana	67	2016	CEO and principal owner, ASG Renaissance, LLC	Risk Oversight Committee, Technology Committee
Ann B. (Tanny) Crane	62	2010	President and CEO, Crane Group Company	Audit Committee, Community Development Committee, Executive Committee, Nominating and Corporate Governance Committee
Robert S. Cubbin	61	2016	Retired President and CEO, Meadowbrook Insurance Group	Compensation Committee (Chair)
Steven G. Elliott	72	2011	Retired Senior Vice Chairman, BNY Mellon	Executive Committee, Risk Oversight Committee (Chair)
Gina D. France	60	2016	Chief Executive Officer and President, France Strategic Partners LLC	Audit Committee
J. Michael Hochschwender	58	2016	President and CEO, The Smithers Group	Community Development Committee
John C. (Chris) Inglis	64	2016	Distinguished Visiting Professor of Cyber Studies at the U.S. Naval Academy	Nominating and Corporate Governance Committee, Technology Committee
Peter J. Kight	62	2012	Private Investor	Technology Committee (Chair), Compensation Committee
Katherine M. A. (Allie) Kline	47	New Nominee	Former Chief Marketing and Communications Officer, Verizon Media	Technology Committee
Richard W. Neu	63	2010	Retired Chairman, MCG Capital Corporation	Audit Committee (Chair), Executive Committee
David L. Porteous	66	2003	Attorney, McCurdy, Wotila & Porteous, P.C. and Lead Director, Huntington	Executive Committee (Chair), Nominating and Corporate Governance Committee (Chair), Risk Oversight Committee
Kathleen H. Ransier	71	2003	Retired Partner, Vorys, Sater, Seymour and Pease LLP	Community Development Committee (Chair), Compensation Committee
Stephen D. Steinour	60	2009	Chairman, President and CEO, Huntington Bancshares Incorporated and The Huntington National Bank	Executive Committee

Proxy Statement Summary

Awards and Recognitions

- One of the World's Best Employers as identified in the Forbes 2018 Global 2000 Ranking.

- One of the Best Employers for Women 2018 by Forbes.

- One of the Best Employers for Diversity 2018 by Forbes.

- Best Board (Midwest) 2018 RankingBanking study, Bank Director magazine.

- One of the Best Places to Work for LGBTQ Equality 2018 by the Human Rights Campaign Foundation.

- Received a 100 percent score on the Human Rights Campaign Foundation Corporate Equality Index – the leading national measurement of LGBTQ corporate support – 2018, 2017, 2016, 2015 and 2014.

- DiversityInc Magazine 2018 Top 10 Regional Company.

- Recipient of Best in Class Award for Board Diversity presented by the Greater Cleveland Partnership Commission on Economic Inclusion – 2016 and 2017.

- Ranked highest in small business customer satisfaction in the Midwest in the 2018 U.S. Small Business Satisfaction Study by J.D. Power. [+]

- 2018 Greenwich Associates Excellence Awards for Small Business Banking: Cash Management Overall Satisfaction & Cash Management Customer Service.

- 2018 Greenwich Associates Best Brand Awards for Small Business Banking: Best Brand Overall & Best Brand Cash Management.

- 2018 Greenwich Associates Excellence Awards for Middle Market Banking: Overall Satisfaction, Overall Satisfaction with Relationship Manager, Cash Management Overall Satisfaction, Cash Management Customer Service and Cash Management Ease of Product Implementation.

- 2018 Greenwich Associates Best Brand Award for Middle Market Banking: Best Brand – Trust.

_____

[+]The Huntington National Bank received the highest score in the Midwest Region of the J.D. Power 2018 U.S. Small Business Banking Satisfaction Study of small business owners' satisfaction with their primary business bank. Visit jdpower.com/awards.

Proxy Statement Summary

Our ESG Strategy

At Huntington we focus our ESG strategic approach on the issues that are most important to our businesses and our stakeholders. To quantify and qualify that alignment, Huntington undertook a process with a third-party consultant to conduct a materiality assessment. We deliberately took an integrated approach to conducting our assessment by directly considering our risk management priorities, overall corporate strategy and purpose. We recognize that each issue in our assessment is important, but the final results focus us on a relative prioritization of these important issues. As a result, the assessment reflects that Huntington's most important stakeholder and business priorities are financial performance; corporate governance; customer advocacy and security; ethical and purpose-driven culture; diversity & inclusion; and responsible and innovative products and services.

Driven by our purpose and guided into action through our core values, we are focused on ensuring top-tier performance and creating long-term value for our four primary constituencies: our shareholders, our customers, our colleagues and communities. At its heart, our strategy is differentiated through our relentless focus on customer experience, supported by a robust risk management culture and by a distinguished customer- and community-centric mindset. We believe this shared value approach to responsible growth, delivered by our inclusive and highly engaged colleagues, has allowed us to retain and develop deeper relationships with our customers, expand our relationships across our footprint and reinvest in community development for the markets we serve.

We recognize that creating and effectively reporting value requires a holistic approach. We have adapted an ESG performance management framework that considers governance, strategy and operations grounded in the ESG considerations most material to our stakeholders. This ESG framework will ensure we formalize and standardize our approach to integrating ESG considerations into our board and executive management, business strategy and business platforms. Strong governance and an engaged board ensure accountability.

ESG Performance Management Framework — prioritizing the ESG considerations most material to our stakeholders:

_G_overnance. Strong corporate governance is essential to the long-term success of the company. Effective risk management is critical to profitability, stability and long-term growth. The concept of "everyone owns risk" is deeply embedded in our culture.

_S_ocial. Our social responsibility starts with our colleagues. Our colleagues are our most important asset and the key to fulfilling our mission to make people's lives better, help businesses thrive and strengthen the communities we serve.

_E_nvironment. Climate change is a serious issue that deserves a proactive response. We embrace responsible practices for energy conservation and environmental sustainability.

Below are highlights.

Proxy Statement Summary

Huntington's ESG Strategy – Governance

Governance Highlights

Our board of directors has established strong governance to enhance its effectiveness. Our compensation philosophy and programs for executives are balanced and risk appropriate, demonstrate long-term alignment with sustained performance and shareholder interests, and provide a competitive and effective program to attract, motivate and retain the best talent.

Highlights of our governance and executive compensation practices include:

- Our board of directors represents a well-rounded variety of skills, knowledge, experience and perspectives.

- All of our directors and nominees are independent, other than the chairman / chief executive officer.

- We have a strong independent lead director.

- Key risks are overseen by board committees, including enterprise-wide risk management (Risk Oversight Committee), technology, cybersecurity and data security (Technology Committee) and our ESG program (Nominating and Corporate Governance Committee).

- 33% of our directors and 38% of our director nominees are female.

- During 2018, our directors continued to be completely engaged with average director attendance for board and committee meetings of greater than 98%.

- We require that executives own a significant amount of company stock and hold a significant portion of the net shares earned until retirement.

- Any above target payments from our annual incentive program for senior management are paid in restricted stock units that vest over three years.

- Incentive compensation metrics are chosen to support profitable long-term growth and returns.

For details and additional discussion, see the Corporate Governance and Compensation of Executive Officers sections below.

Proxy Statement Summary

Our ESG Strategy — Social

Our Colleagues are Key to Our Brand and Success

At Huntington, we strive to have highly engaged colleagues committed to looking out for each other and our customers. Our colleagues are our most important asset and the key to fulfilling our purpose to make people's lives better, help businesses thrive and strengthen the communities we serve. We are focused on making the colleague experience better than ever. Our transformation has been underway for several years — it is being shaped by colleague feedback and focuses on three key areas:

Investing in Physical, Financial and Personal Well-Being

- We continue to make important investments in our colleagues. We announced an increase to our minimum salary commitment, for the third consecutive year, to $16/hour, as of May 2019.

- We further enhanced several key programs, including short-term and long-term disability programs, family and caregiver time off, and our colleague emergency assistance fund, Huntington Cares, to better help our colleagues when they need help most.

- We have taken deliberate steps to ensure our health, welfare, and retirement programs are competitive, cost-effective and meet the needs of our diverse colleague base. We provide strong core programs, plus innovative, value-added offerings to our colleagues and their families. For 2019, we introduced two new levels within our medical plan for colleagues with salaries less than $100,000, and we rolled back the cost of their medical premiums; we also reduced deductibles for all participants.

- Our wellness program is an important part of who we are. Colleagues and family members participate in a variety of healthy activities, including health assessments and biometric screenings and coaching. We opened new fitness centers in our Columbus, Ohio (Easton and Gateway) and Akron, Ohio operations centers — we now have three fitness centers, with more than 1,300 active colleague members.

- We offer equal employment to colleagues in every aspect of employment. We hire based on qualifications and evaluate, recognize, reward and promote colleagues based on performance. We do not discriminate based on any category protected by federal, state or local law. Pay equality is fundamental to our philosophy of fair and equitable treatment. We regularly review and analyze our pay practices and engage in ongoing efforts to ensure pay equality for all colleagues.

Empowering Professional Growth and Development

- We are focused on engaging, developing, retaining and attracting talented colleagues.

- We are making a significant investment in developing our managers. We established the Executive Leader Forum, where we bring together our top 100 leaders twice a year, to equip and enable them to uphold our purpose, align their work to it, and inspire their teams to do the same. Additional new leader development programs include Women in Leadership and Emerging Leaders.

- We are elevating our Performance Management process to "Performance Engagement," with conversations with equal emphasis on "what" and "how" we deliver, as well as more frequent development conversations with colleagues. We believe these are key moments for our leaders to engage our colleagues, encourage expected behaviors in support of our values, and help enable our colleagues to grow professionally.

- We are leveraging opportunities presented by several significant best-in-class technology investments to take our management of talent to the next level, improving the quality, engagement, and retention of talent across the organization.

Driving Inclusion Through a Diverse Workforce and Supplier Base

- We continue to create a workplace that is welcoming, inclusive and respectful to all. Our world of diversity and inclusion extends beyond gender, race, ethnicity, age and sexual orientation to include different thoughts, skills, experiences and backgrounds.

- We are a signatory on the CEO Action for Diversity and Inclusion, the largest CEO-driven business commitment to advance diversity and inclusion in the workplace. As part of this initiative, colleagues at more than 150 organizations joined in a "Day of Understanding" to engage in dialogue around topics such as unconscious bias.

- Our voluntary colleague-driven Business Resources Groups, organized around a shared interest or common diversity dimension, along with our voluntary Inclusion Councils, have led enterprise-wide initiatives that have improved our disability equality score, our family time off policies, and our benefits for all colleagues.

- We launched a program to recognize colleagues for advancing diversity and inclusion efforts and demonstrating how inclusive practices drive performance. Recipients of the awards are selected based on their consistent and strategic engagement in embracing our commitment to inclusion.

- 26.1% spend with diverse-owned companies far exceeds the financial industry average.

Proxy Statement Summary

Our Commitment to Our Community

- Our transformative $16.1 billion five-year community development plan made material progress in its second year focused on low-to-moderate income neighborhoods with bold goals for the following:

  - $6.6 billion in small business lending

  - $5.7 billion in single family mortgage lending

  - $3.7 billion in community growth and affordable housing-based lending

- We conducted enterprise outreach and listening sessions with community development and non-profit local partners to understand unmet financial needs, which resulted in enhancements to our consumer, mortgage and small business products and services.

- We continued to grow our small business lending program to boost economic development and support job growth. We were the nation's largest originator, by volume, of Small Business Administration (SBA) 7(a) loans during SBA fiscal year 2018.

- In 2018, for the 10th year in a row we have been the largest originator, by volume, of Small Business Administration (SBA) 7(a) loans within our footprint.

- Our highly energized colleagues have dedicated tens of thousands of hours to volunteer efforts focused on financial wellness, neighborhood development and non-profit organizations.

Proxy Statement Summary

Our ESG Strategy — Environment

Our Commitment to Our Environment

Energy conservation and environmental sustainability efforts are a priority for Huntington, so we incorporate these principles into our day-to-day business decisions and activities and will continue to champion these efforts in the years to come.

- By 2022, Huntington is committed to achieving a 10% reduction in Greenhouse Gas Emissions, water use, landfill waste, and paper printing.

- By 2021, all Huntington owned facilities will have LED only interior/exterior lighting with smart lighting controls.

- By 2020, all styrofoam and plastic straws will be replaced by reusable and/or bio-degradable products in all Huntington owned facilities.

- By 2020, all pre-consumer food in Huntington's cafeterias will be composted.

- We were recognized by the Association of Energy Engineers with the regional Corporate Energy Management Award for our outstanding accomplishments in developing, organizing, managing and implementing our Corporate Energy Management Program.

- We are a committed participant in the Carbon Disclosure Project (CDP), a global initiative that allows us to track and submit data toward managing our environmental impact. Our CDP score rose to a "B" in 2018, placing us among best in class for our peer group.

- We increased our investment in environmental sustainability-focused projects to over $16 million and implemented 596 projects including:

  - Solar array project (installation of rooftop solar panels) that resulted in a 30% solar tax credit

  - LED lighting and high efficiency HVAC projects that produced $110K in utility incentives across the footprint in 2018

- We managed 777 active sites in the U.S. Environmental Protection Agency ENERGY-STAR program and increased our ENERGY STAR certifications from 50 to 117 of our 479 owned facilities in 2018.

- A dedicated renewable energy finance team provides comprehensive and customized solutions to the renewable and efficiency energy market for green technologies including energy conservation measures, renewable energy generation and storage.

- We support our customers and our collective impacts on the environment through energy products and services, including energy efficiency contracting, renewable energy project financing, tax equity investments, and Federal Agency Energy Financing.

Our 2018 Environmental, Social and Governance Report will be issued in the second quarter of 2019. Prior year reports are, and the 2018 Report will be, available to view or download at *www.huntington.com*.



PROXY STATEMENT

We are providing this proxy statement in connection with the solicitation by the board of directors of Huntington Bancshares Incorporated, a Maryland corporation ("we", "us", "our", the "company" or "Huntington"), of proxies to be voted at our 2019 annual meeting of shareholders to be held on April 18, 2019, and at any adjournment. We are sending or making this proxy statement available to our shareholders on or about March 7, 2019.

General Information about the Meeting

Voting Procedures

Holders of common stock at the close of business on February 14, 2019, are entitled to vote at the annual meeting. As of that date, there were 1,050,954,795 shares of common stock outstanding and entitled to vote. Holders of our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are not entitled to vote.

Each holder of common stock is entitled to cast one vote on each matter submitted at the annual meeting for each share of stock held of record at the close of business on February 14, 2019. The shares represented by a properly submitted proxy will be voted as directed provided we receive the proxy prior to or at the meeting. A properly executed proxy without specific voting instructions will be voted FOR Proposal 1 — Election of Directors, FOR Proposal 2 — Ratification of the Appointment of Independent Registered Public Accounting Firm and FOR Proposal 3 — Advisory Approval of Executive Compensation. A properly submitted proxy will also confer discretionary authority to vote on any other matter which may properly come before the meeting or any adjournment or postponement of the meeting.

You may vote by executing and returning your proxy card in the envelope provided, or by voting electronically over the internet or by telephone. Please refer to the proxy card for information on voting electronically. If you attend the meeting, you may vote in person and the proxy will not be used.

We are not currently aware of any matters that may properly be presented other than those described in this proxy statement. If any matters not described in the proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned, the proxies can vote your common stock at the adjournment as well, unless you have revoked your proxy instructions.

Revoking Your Proxy

If your common stock is held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions. If you are a holder of record and wish to revoke your proxy instructions, you must advise our secretary in writing before the proxies vote your common stock at the meeting, deliver later dated proxy instructions, or attend the meeting and vote your shares in person.

Expenses of Solicitation

We will pay the expenses of this proxy solicitation, including the reasonable charges and expenses of brokerage firms and others for forwarding solicitation material to their customers who are beneficial owners. In addition to soliciting proxies by mail and via the Internet, our employees may also solicit proxies by telephone and in person. We have retained Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $10,000 plus reimbursement of expenses.

General Information about the Meeting

Vote Required

A quorum is required to conduct business at the annual meeting. Shareholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting, present in person or by proxy, will constitute a quorum. Proposal 1: a nominee for election to the board of directors at a meeting of shareholders at which a quorum is present will be elected only if the number of votes cast "for" such nominee's election exceeds the total number of votes cast "against" or affirmatively "withheld" as to such nominee's election; provided, however, that if, on either the date of the company's proxy statement for the meeting or on the date of the meeting, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of all the votes cast at the meeting. Each of Proposals 2 and 3 requires the affirmative vote of a majority of all votes cast on the matter by the holders of common stock at a meeting at which a quorum is present.

Broker Voting

Under the laws of Maryland, our state of incorporation, abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum, but are not counted as votes cast at the meeting. Broker non-votes occur when brokers who hold their customers' shares in street name submit proxies for such shares on some matters, but not others. Generally, this would occur when brokers have not received any instructions from their customers. In these cases, the brokers, as the holders of record, are permitted to vote on "routine" matters, which typically include the ratification of the independent registered public accounting firm, but not on non-routine matters. Brokers are no longer permitted to vote on the election of directors or on matters related to executive compensation without instructions from their customers. Broker non-votes and abstentions will have no effect on the election of any director or the approval of the other matters described above since they are not counted as votes cast at the meeting, but votes affirmatively "withheld" from the election of any nominee will have the effect of a vote against that nominee's election as a director.

> **The board of directors recommends that you vote *FOR* all of the director nominees and *FOR* Proposals 2 and 3.**

> **Our board of directors believes that strong corporate governance is critical to Huntington's long-term success. The board regularly evaluates the size and composition of the board to ensure there is a well-rounded variety of skills, knowledge, background and experience represented, in alignment with our corporate strategy.**

Corporate Governance

Corporate Governance Guidelines, Policies and Procedures

Our board of directors believes that strong corporate governance is critical to Huntington's long-term success. The board has adopted Corporate Governance Guidelines that detail board responsibilities, director qualifications, structures and practices intended to enhance the board's effectiveness. Huntington's Code of Business Conduct and Ethics applies to all of our employees and, where applicable, to our directors and to employees and directors of our affiliates. Our employees serving as chief executive officer, chief financial officer, corporate controller and principal accounting officer are also bound by a Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers are posted on the Investor Relations pages of Huntington's website at *www.huntington.com.*

Board Meetings and Committee Information

The board of directors held a total of 17 regular and special meetings in 2018. We believe that regular attendance at meetings and active and engaged participation is of utmost importance, and we expect our directors to attend the annual shareholders' meetings and all regularly scheduled board and committee meetings. During 2018 each director attended at least 95% of the meetings of the full board of directors and the committees on which he or she served. All directors then serving attended the 2018 annual meeting of shareholders.

Our board currently has seven standing committees: Audit, Community Development, Compensation, Executive, Nominating and Corporate Governance, Risk Oversight and Technology. During 2018, the board of directors reevaluated its committee structure in light of the company's priorities and the results of the annual board self-assessment. As a result of the evaluation, the board dissolved the Significant Event Committee and the Huntington Investment Company Oversight Committee. The primary responsibilities of the Significant Event Committee will be handled by the board and its committees. The Technology Committee will continue to oversee cyber information and security risk management and incident response programs. The board determined that the Huntington Investment Company Oversight Committee had fulfilled its purpose and that ongoing oversight of the Huntington Investment Company was best managed at this time by the Huntington Investment Company board of directors and management. As needed or determined appropriate, the board of directors may establish an ad hoc committee.

As further discussed under "Independence of Directors", below, the board of directors has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees, as well as the Community Development, Risk Oversight and Technology Committees, is independent as the term is defined in the Nasdaq Stock Market Marketplace Rules.

Corporate Governance

All board members have access to all committee reports and materials. In addition, all board members are welcome to attend any meetings of the standing committees. Each standing committee has a separate written charter. Current copies of the committee charters are posted on the Investor Relations pages of our website at *www.huntington.com*. Information about the board's standing committees, including the committee members and a brief review of each committee's responsibilities, is set forth below.

2018 Committee Assignments							
Committee Members	Audit Committee	Community Development Committee	Compensation Committee	Executive Committee	Nominating & Corporate Governance Committee	Risk Oversight Committee	Technology Committee
Lizabeth Ardisana						X	X
Ann B. (Tanny) Crane	X	X		X	X		
Robert S. Cubbin			C				
Steven G. Elliott				X		C	
Gina D. France	X						
J. Michael Hochschwender		X					
John C. (Chris) Inglis					X		X
Peter J. Kight			X				C
Richard W. Neu	C			X			
David L. Porteous				C	C	X	
Kathleen H. Ransier		C	X				
Stephen D. Steinour				X			
Number of Meetings Held During 2018	19	4	4	5	5	18	4

Corporate Governance

Audit Committee

Members:
Richard W. Neu (Chair)
Ann B. (Tanny) Crane
Gina D. France

Meetings Held in 2018: 19

(includes 6 held jointly with the Risk Oversight Committee)

The Audit Committee's duties and responsibilities are to:

- oversee the integrity of the consolidated financial statements, including policies, procedures, and practices regarding the preparation of financial statements, the financial reporting process, disclosures and internal control over financial reporting;

- oversee the internal audit division; the independent registered public accounting firm's qualifications, performance and independence; and

- oversee compliance with our Financial Code of Ethics for the chief executive officer and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to the company's financial statements; and financial risk exposures.

While the Audit Committee has the duties and responsibilities described above and as set forth in its charter, our management is responsible for the internal controls and the financial reporting process, and the independent registered public accounting firm is responsible for performing an independent audit of our financial statements and our internal controls over financial reporting in accordance with generally accepted auditing standards and issuing a report thereon.

The Audit Committee periodically meets in joint session with the Risk Oversight Committee to cover matters relevant to both, such as the capital plan and the construct and appropriateness of the allowance for credit losses, which is reviewed quarterly.

All of the committee members are financially literate, and the board of directors has determined that each of Richard W. Neu, chair of the Audit Committee, and Gina D. France qualifies as an "audit committee financial expert" as the term is defined in the rules of the Securities and Exchange Commission (SEC). This designation does not impose any duties, obligations or liabilities on them that are greater than the duties, obligations and liabilities imposed on the other members of the Audit Committee. Each member of the Audit Committee qualifies as an "independent director" as the term is defined in the Nasdaq Stock Market Marketplace Rules.

Corporate Governance

Report of the Audit Committee

The primary responsibility of the Audit Committee is to oversee the integrity of Huntington's consolidated financial statements. In carrying out its duties, the Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2018 with Huntington management and with Huntington's independent registered public accounting firm, PricewaterhouseCoopers LLP. This discussion included the selection, application and disclosure of critical accounting policies, as well as the firm's views on fraud risks and how it demonstrates its independence and skepticism. The Audit Committee has also reviewed with PricewaterhouseCoopers LLP its judgment as to the quality, not just the acceptability, of Huntington's accounting principles and such other matters required to be discussed under auditing standards generally accepted in the United States, including the Public Company Accounting Oversight Board's (PCAOB's) Auditing Standard No. 1301, Communication with Audit Committees.

The Audit Committee has reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the PCAOB in Rule 3526 regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from Huntington. Based on this review and discussion, and a review of the services provided by PricewaterhouseCoopers LLP during 2018, the Audit Committee believes that the services provided by PricewaterhouseCoopers LLP in 2018 are compatible with, and do not impair, PricewaterhouseCoopers LLP's independence.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in Huntington's Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on February 15, 2019.

Submitted by the Audit Committee

Richard W. Neu, Chair
Ann B. (Tanny) Crane
Gina D. France

Corporate Governance

Community Development Committee

Members:
Kathleen H. Ransier (Chair)
Ann B. (Tanny) Crane
J. Michael Hochschwender
Meetings Held in 2018: 4

The purpose of the Community Development Committee is to promote Huntington's mission of local involvement and leadership in the communities where Huntington is located and where its employees work. The Committee considers matters relating to community development and involvement, philanthropy, government affairs, fair and responsible lending and inclusion.

The Committee's duties and responsibilities are to:

- provide primary oversight of the company's commitments to the Community Reinvestment Act ("CRA"), including review of the CRA program, internal and external examination reports and related internal reports provided by management;

- provide primary oversight of the company's performance against the Community Plan, provide board member representation on the National Community Advisory Council, and review of other relationships with external constituencies concerning community activities, including investors, regulators, elected officials, non-profits and community leaders;

- provide primary oversight of the company's commitment to diversity and inclusion, including review of the company's employee-related programs such as the affinity networks and other broad-based employee development programs that may impact the company's reputation for social responsibility, as well as review of programs to drive economic inclusion in our supply chains; and

- review the company's compliance with fair lending and Unfair, Deceptive, or Abusive Acts and Practices (UDAAP) standards, including monitoring procedures and programs.

Compensation Committee

Members:
Robert S. Cubbin (Chair)
Peter J. Kight
Kathleen H. Ransier

Meetings Held in 2018: 4

The Compensation Committee fulfills the duties and responsibilities of the board as it relates to executive and director compensation matters.

The Committee's duties and responsibilities are to:

- oversee the compensation of executive officers and directors;

- review and approve the company's executive compensation philosophy to "Pay for Performance" that creates long-term shareholder value, and compensation plans and programs in light of the company's strategic goals and objectives, competitive practices and best practices;

- review and evaluate the company's compensation policies and practices and the relationship among risk, risk management and compensation; and

- assist the board in overseeing the development, implementation, and effectiveness of the company's strategies and policies regarding its human capital management function, including management succession and talent management.

Corporate Governance

Compensation Governance

The Compensation Committee has the resources and authority appropriate to discharge its duties and responsibilities. This includes authority to select, retain, oversee, terminate and approve fees and other retention terms of advisors, including legal counsel and other advisors. The Compensation Committee also works with other board committees and with senior management in fulfilling its responsibilities.

Independent Compensation Consultant

The Compensation Committee engaged Pearl Meyer & Partners, LLC, an independent consulting firm, to provide advisory services related to executive and director compensation. The individual consultant managing the relationship with Huntington (the compensation consultant) reports directly to the Compensation Committee, and is evaluated by the Compensation Committee on an annual basis.

The compensation consultant is available as needed for expert guidance and support, provides updates on emerging trends and best practices, and regularly attends meetings of the Compensation Committee. Services provided by the compensation consultant during 2018 included reviewing our selected peer group, benchmarking compensation and performance, and establishing total compensation guidelines, including targets for short and long-term incentive plans, and modeling payouts under various performance scenarios. During 2018 the compensation consultant did not provide any services other than advice and recommendations related to executive and director compensation.

The Compensation Committee has received representations from the compensation consultant with respect to independence, including with respect to: the fees received by the consulting firm from Huntington as a percentage of total revenue of the consulting firm; the policies or procedures maintained by the consulting firm designed to prevent a conflict of interest; any business or personal relationship between the compensation consultant and any Compensation Committee member; any business or personal relationship between the compensation consultant and executive officers of Huntington; and any Huntington stock owned by the compensation consultant. Based on review of these representations and the services provided by the compensation consultant, the Compensation Committee has determined that the compensation consultant is independent and that the consultant's work has not created any conflicts of interest.

Procedures for Determining Executive Compensation

Although the Compensation Committee makes independent determinations on all matters related to compensation of executive officers, certain members of management are requested to attend committee meetings and provide input to the Compensation Committee. Input may be sought from the chief executive officer, Human Resources, Finance and Risk Management colleagues and others as needed to ensure the Compensation Committee has the information and perspective it needs to carry out its duties. In particular, the Compensation Committee will seek input from the chief executive officer on matters relating to strategic objectives, company performance goals and input on his assessment of the other executive officers. The chief human resources officer and representatives of Human Resources work with the chair of the Compensation Committee to ensure he or she has the background, information and data needed to facilitate meetings. The Committee also receives updates from the chief risk officer and chief financial officer throughout the year as appropriate.

The Compensation Committee meets with representatives of the Audit Committee as appropriate in making determinations. The Audit Committee chair is consulted when the Compensation Committee certifies company performance against the established incentive plan performance goals.

The Compensation Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee, or in accordance with the terms of a particular compensation plan, to a management committee. The Compensation Committee delegates some responsibilities to management to assist in development of design

Corporate Governance

considerations, with permission to work with the Committee's compensation consultant to develop proposals for the Committee's consideration. The Compensation Committee may not, however, delegate the determination of compensation for executive officers to management. From time to time, the Compensation Committee may obtain the approval of the board of directors with respect to certain executive and director compensation matters.

The Compensation Committee takes risk into account when determining compensation and supports an executive compensation philosophy that balances risk and reward with a mix of base pay, short-term incentives and long-term incentives, with greater emphasis on long-term incentives. The Compensation Committee's role in the oversight of incentive compensation risk is discussed under "The Board's Role in Risk Oversight" below.

Compensation Committee Interlocks and Insider Participation. We have no compensation committee interlocks. In addition, no member of the Compensation Committee has served as one of our officers or employees.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in Huntington's proxy statement for its 2019 annual meeting of shareholders.

Submitted by the Compensation Committee

Robert S. Cubbin, Chair
Peter J. Kight
Kathleen H. Ransier

Corporate Governance

Executive Committee

Members:

David L. Porteous (Chair)
Ann B. (Tanny) Crane
Steven G. Elliott
Richard W. Neu
Stephen D. Steinour
Meetings Held in 2018: 5

The Executive Committee's purpose is to provide an efficient means of considering matters that arise between regularly scheduled meetings of the full board of directors. Matters that might be considered by the Executive Committee are such that either require prompt attention or are deemed appropriate by the Executive Committee to consider on behalf of the full board of directors. Meetings of this Committee may be called by the chief executive officer (who is a member of the Committee) or the Committee chairperson. The Executive Committee shall have and may exercise all of the powers and authority of the board of directors as may be permitted by law, and the charter and bylaws of the company. All actions of and powers conferred by the Executive Committee are deemed to be done and conferred under the authority of the board of directors.

Nominating and Corporate Governance Committee

Members:

David L. Porteous (Chair)
Ann B. (Tanny) Crane
John C. (Chris) Inglis
Meetings Held in 2018: 5

The Nominating and Corporate Governance Committee's primary responsibilities are to:

- oversee the composition of the board of directors to assure that the appropriate knowledge, skills and experience are represented;

- oversee corporate governance to ensure effective functioning of the board, including the maintenance of Corporate Governance Guidelines and governance practices;

- oversee the company's commitment to environmental, social and governance (ESG) issues and oversee the company's ESG practices and activities;

- discuss with the board of directors standards to be applied in making determinations as to the independence of directors;

- review the effectiveness of the board of directors, including but not limited to, considering the size and desired skills of the board of directors and the performance of individual directors as well as collective performance of the board of directors;

- review and approve related party transactions; and

- oversee the company's efforts to effectively communicate with shareholders, including shareholder outreach, matters relating to the company's proxy filing and other governance issues and efforts throughout the year.

Corporate Governance

Risk Oversight Committee	
Members: **Steven G. Elliott (Chair)** **Lizabeth Ardisana** **David L. Porteous** **Meetings Held in 2018: 18** *(includes 6 held jointly with the Audit Committee)*	The Risk Oversight Committee's duties and responsibilities are to: • assist the board of directors in overseeing Huntington's enterprise-wide risk management function consistent with its strategy and risk appetite, including oversight of its policies, and risk control infrastructure for compliance risk, credit risk, operational risk, interest rate risk, liquidity risk, market risk, reputation risk and strategic risk; • oversee our capital management and planning process; and • ensure that the amount and quality of capital are adequate in relation to expected and unexpected risks and that our capital levels exceed "well-capitalized" requirements. The Risk Oversight Committee periodically meets in joint session with the Audit Committee to cover matters relevant to both, such as the capital plan and the construct and appropriateness of the allowance for credit losses, which is reviewed quarterly. Additional detail about the role and responsibilities of this Committee is set forth under "The Board's Role in Risk Oversight" below.

Technology Committee	
Members: **Peter J. Kight (Chair)** **Lizabeth Ardisana** **John C. (Chris) Inglis** **Meetings Held in 2018: 4**	The purpose of the Technology Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to all technology, information and cyber security, and third-party risk management strategies and plans. The Technology Committee's duties and responsibilities are to: • oversee management's performance of technology plans, functions, and significant investments; • provide oversight of management's plans and activities relevant to technology innovation; • oversee the company's information and cyber security program and plans; • oversee the company's third-party risk management program; and • review and provide oversight of the company's technology resiliency planning and preparedness.

Communication with the Board of Directors

Shareholders who wish to send communications to the board of directors may do so via the Board of Directors page in the About Us section of Huntington's website at *www.huntington.com.*

Shareholder Outreach and Engagement

We value the views of our investors and welcome feedback from them. Our standard outreach and engagement practice is to have conversations about corporate governance and executive compensation matters with our largest investors biannually. During 2018, we held conversations with investors collectively holding greater than 17% of our outstanding common stock. The board and management have gained valuable insight from these interactions and will continue to seek shareholder input.

Corporate Governance

Director Nomination and Board Evaluation

> **Our board of directors is committed to maintaining a well-rounded and effective board aligned with the company's business strategy.**

The board believes that one of its most important responsibilities is identifying, evaluating and selecting candidates for the board. Board refreshment is viewed as a significant factor in overall board effectiveness and to assure alignment with our long-term strategy. At least annually the Nominating and Corporate Governance Committee assesses the size of the board and reviews the composition of the board to assure that the appropriate knowledge, skills and experience are represented, in the Committee's judgment. The board also believes that candid and thorough self-assessment is necessary to ensure that the board and board committees are productively and efficiently fulfilling their duties.

The board of directors is committed to board refreshment. Five new independent directors have joined our board since the 2016 annual meeting, and a new candidate has been nominated for election at this annual meeting ensuring fresh perspectives. The board also benefits from directors having a range of tenures as this provides continuity and ensures institutional knowledge. The tenures of our current board members range from two years to 15 years (as of the date of this annual meeting).

Selection of Director Nominees

The Nominating and Corporate Governance Committee thoroughly reviews the qualifications of potential director candidates and makes recommendations to the full board. Each of the director nominees meets the standards listed below. Diversity is a priority and the board and the Nominating and Corporate Governance Committee actively seek candidates who possess varied gender, race, ethnicity, age, background and other attributes. The board believes that board membership should reflect the diversity of the markets in which we do business. From time-to-time the Nominating and Corporate Governance Committee will identify additional selection criteria for board membership, taking into consideration the company's business strategy, the business environment and current board composition.

Director Qualifications

Factors considered by the Committee and the board in their review of potential candidates include whether the candidate:

- has exhibited behavior that indicates he or she is committed to the highest ethical standards;

- has special skills, expertise and background that would complement the attributes of the existing directors, taking into consideration the diverse businesses, communities and geographies in which the company operates;

- has achieved prominence in his or her business, governmental or professional activities, and has built the capacity that demonstrates the ability to make the kind of important and sensitive judgments that the board is called upon to make;

- will challenge management while working constructively as part of a team in an environment of trust; and

- will be able to devote sufficient time and energy to the performance of his or her duties as a director.

Our bylaws provide that no person shall be nominated or elected a director of the company after having attained the age of 72 years, unless the board of directors, or the Nominating and Corporate Governance Committee, first determines that this age restriction shall not apply to a particular individual. We added this exception to the age limit in 2017 to enhance our ability

Corporate Governance

to maintain a well-rounded board of directors with the appropriate skills, and to not unduly limit the service of highly qualified individuals. In accordance with the Corporate Governance Guidelines, any determination that the age restriction shall not be applicable to any person shall be made only after consideration of whether such person brings a specific expertise to the board; has valuable industry specific knowledge and experience; holds unique relationships with third parties, such as regulators; has capacity to devote time to special projects; has developed significant institutional knowledge; or possesses some other attributes or qualifications deemed essential by the board of directors, or the Nominating and Corporate Governance Committee. Any determination that the age restriction shall not apply shall be made not more than three times with respect to any one person.

Shareholders may recommend director candidates for consideration by the Nominating and Corporate Governance Committee by sending a written notice to the Secretary at Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. The notice should indicate the name, age, and address of the person recommended, the person's principal occupation or employment for the last five years, other public company boards on which the person serves, whether the person would qualify as independent as the term is defined under the Marketplace Rules of the Nasdaq Stock Market, and the class and number of shares of Huntington securities owned by the person. The Nominating and Corporate Governance Committee may require additional information to determine the qualifications of the person recommended. The notice should also state the name and address of, and the class and number of shares of our securities owned by, the person or persons making the recommendation. There have been no material changes to the shareholder recommendation process since we last disclosed this item.

Regular Self-Assessment

Each year, the Nominating and Corporate Governance Committee oversees the self-assessment process for the board and its committees. This self-assessment is a necessary process in ensuring that the board and its committees are best equipped to create value for the company's shareholders. Although the specific method or methods of evaluation may vary, the process is designed to ensure that board members have the opportunity to speak openly and candidly. Periodically, the board will engage an experienced third party to facilitate the board's self-assessment and assessments of individual directors.

In addition to participating in the annual self-assessment process, directors are encouraged to raise any topics related to board performance and effectiveness at any time with the lead director, the chair of the Nominating and Corporate Governance Committee, the chair of an applicable committee, the chairman of the board, or with the board, as appropriate.

The following sets forth the process for the board's 2018 self-assessment:

1. **One-on-One Discussions.** Prior to the board's and committees' full evaluation, the lead director, who also serves as the chair of the Nominating and Corporate Governance Committee, held individual discussions with each director to obtain their candid feedback on board operations, functioning and performance, among other things.

2. **Committee Discussions.** Each committee conducted its own self-assessment on topics applicable to the committee. Committee self-assessments were facilitated by each committee's chair.

3. **Reporting to the board.** Following the one-on-one discussions, the lead director provided a summary of those discussions to the independent directors during an executive session of the board.

4. **Group Discussions.** The self-assessment process solicited the board's and committees' feedback in areas such as:

   • board culture,

   • identification of opportunities and high impact topics,

   • expectations of the chairman, lead director, and committee chairs,

   • building board strength and individual board member's strengths,

Corporate Governance

- the selection, education and development of board members, and

- board effectiveness.

The self-assessment also focused on the board's oversight of the company's risk management framework.

5. **Focus on Outcomes.** In 2018, the board enhanced the self-assessment process by placing additional emphasis on outcomes. Following the completion of the self-assessment process, the board discussed follow-up actions.

6. **Action Items.** Any follow-up action items were implemented into action plans.

As a direct result of the 2018 self-assessment process, the board:

- Enhanced education and training opportunities for the directors.

- Increased opportunities for the board to interact with members of senior management below the executive leadership team level to ensure, among other things, adherence to Huntington's purpose, values and goals by all leaders.

- Reinforced its diversity commitment with respect to future potential board candidates, in terms of age, gender, race and experience.

Nominees for Election at the 2019 Annual Meeting

After consideration of the current composition of the board, the results of the annual self-assessment and the company's strategic objectives and goals, the board proposes the election of 13 directors, including the 12 directors currently serving, at the 2019 annual meeting. The board has nominated Katherine M. A. (Allie) Kline for election by shareholders for the first time. Ms. Kline possesses significant digital media and strategic marketing expertise. She will be appointed to serve on the Technology Committee; her digital and marketing background will be valuable to the board with respect to oversight of marketing technology and with a focus on digital capabilities and delivery. Ms. Kline was recommended for consideration by a third-party consulting firm engaged to assist the board of directors in selecting qualified candidates. The nominees for director also include Steven G. Elliott, who attained age 72 since the 2018 Annual Meeting. The board has determined to waive the age limit for Mr. Elliott and proposes the reelection of Mr. Elliott at the 2019 Annual Meeting. This decision was based on Mr. Elliott's substantial financial services industry and risk management expertise as well as the institutional knowledge he has accumulated through oversight of the company's risk management program as chair of the Risk Oversight Committee since 2011. See Election of Directors below for additional information about all of the nominees.

Corporate Governance

Skills, Knowledge, Experience and Perspectives

Our nominees for director embody a well-rounded variety of skills, knowledge, background and experience. The average tenure of our current directors is six years (as of the 2019 annual meeting). The director nominees range in age from 47 to 72 years.

A graphic summary of the qualifications of our director nominees is presented below.



Corporate Governance

A graphic presentation of the characteristics of our director nominees, including tenure, age, gender and independence, is presented below.



Gender
38% Female

Male

8

5

Female

Average Tenure:
6 Years

6-10 Years

5

2

11-16 Years

6

0-5 Years

Average Age:
62 Years

66-72

4

4

47-60

5

61-65

Independence:
92% Independent

Independent

12

1

Management

Independence of Directors

Our board of directors and the Nominating and Corporate Governance Committee have reviewed and evaluated transactions and relationships with board members and the new nominee to determine the independence of each. The board of directors does not believe that any of its non-employee members (including the new nominee) has relationships with us that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as director. Further, the board and the Nominating and Corporate Governance Committee have determined that all of the board's members and nominees, with the exclusion of the CEO, are "independent directors" as the term is defined in the Nasdaq Stock Market Marketplace Rules. The directors determined to be independent under this definition are: Lizabeth Ardisana, Ann B. (Tanny) Crane, Robert S. Cubbin, Steven G. Elliott, Gina D. France, J. Michael Hochschwender, John C. (Chris) Inglis, Peter J. Kight, Richard W. Neu, David L. Porteous and Kathleen H. Ransier. Nominee Katherine M. A. (Allie) Kline has also been determined to be independent under this definition. In addition, former directors Michael J. Endres, Jonathan A. Levy, and Eddie R. Munson, who served on the board until April 19, 2018 were also determined to be independent. The board of directors has also determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees is independent under such definition and that the members of the Audit Committee are independent under the additional, more stringent requirements of the Nasdaq Stock Market applicable to audit committee members.

In making the independence determinations for each of the directors, the board took into consideration the transactions disclosed in this proxy statement under "Review, Approval or Ratification of Transactions with Related Persons" below. In addition, the board of directors considered that the directors and their family members are customers of our affiliated financial

Corporate Governance

and lending institutions. Many of the directors have one or more transactions, relationships or arrangements where Huntington's affiliated financial and lending institutions, in the ordinary course of business, act as depository of funds, lender or trustee, or provide similar services. Directors may also be affiliated with entities which are customers of our affiliated financial and lending institutions and which enter into transactions with such affiliates in the ordinary course of business. The board also considered charitable donations to organizations in which directors have an interest, and determined them to be immaterial.

The Board's Leadership Structure

Our chief executive officer, Stephen D. Steinour, serves as chairman of the board. Director David L. Porteous has served as independent lead director since the board established the role in 2007. To ensure independent leadership, the board has determined that there will be a lead director appointed whenever the positions of chairman and chief executive officer are combined. Each year the board evaluates its leadership and its leadership structure in light of current and anticipated future circumstances and believes that having a combined chief executive officer and chairman along with a strong independent lead director provides an efficient and effective arrangement for Huntington. The board has also considered our leadership structure in light of the company's size, the nature of its business, the regulatory framework in which it operates, and its peers and determined that the board's leadership structure is appropriate for our company at this time.

Role of the Lead Director

The specific responsibilities of the lead director are clearly defined in our Corporate Governance Guidelines, and include:

- serving as liaison between the chairman of the board and the outside directors;

- consulting with the chairman of the board on information sent to the board;

- approving board meeting agendas;

- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- presiding at all meetings of the board at which the chairman is not present, including executive sessions of the outside directors;

- having the authority to call meetings of the outside directors; and

- ensuring that he or she is available for consultation and direct communication with key stakeholders, where appropriate.

Mr. Porteous performs these duties and provides leadership in numerous additional ways. He is available to the chief executive officer and frequently acts as a sounding board for a variety of matters. He meets regularly with Huntington's regulators. He promotes good governance and fosters dialogue among the directors and between the board and management. Mr. Porteous also takes an active role in outreach efforts with various constituents, including Huntington employees. He regularly engages with the employees and acts as a liaison between employees and the board. The board believes that having an independent lead director performing these duties effectively complements and counterbalances the role of the combined chairman / chief executive officer.

Corporate Governance

In addition to having an engaged and independent lead director, additional factors contribute to the board's comfort with Mr. Steinour serving in the combined roles of chairman and chief executive officer. These factors include our strong corporate governance practices, our board's independence, and the accountability of the chief executive officer to the board. Executive sessions, excluding the chairman and chief executive officer, are held in conjunction with regularly scheduled board meetings at least twice each year to ensure open dialogue with the lead director. Moreover, there is regular reporting by senior management to the board of directors as further described under "The Board's Role in Risk Oversight" below.

The interaction of the roles of our chairman / chief executive officer and our independent lead director is reflected in the table below.

Areas of Responsibility	Chair / CEO Role	Lead Director Role
Full Board Meetings	Has the authority to call meetings of the board of directors Chairs meetings of the board of directors and the annual meeting of shareholders	Actively participates in board meetings Acts as intermediary — at times, the chair may refer to the lead director for guidance or to have an issue or matter taken up in executive session Provides leadership to the board of directors if circumstances arise in which the role of the chair may be, or may be perceived to be, in conflict with the board of directors Suggests calling full board meetings to the chair when appropriate
Executive Sessions	Receives feedback from the executive sessions	Has the authority to call meetings of the outside directors Sets the agenda for and leads executive sessions of the outside directors Briefs the CEO on issues arising out of the executive sessions
Board Agendas and Information	Takes primary responsibility for shaping board agendas, consulting with the lead director to ensure that board agendas and information provide the board with what is needed to fulfill its primary responsibilities	Collaborates with the chair to shape the board agenda and board information so that adequate time is provided for discussion of issues and so that appropriate information is made available to directors Solicits agenda items from members of the board
Board Communications	Communicates with the directors on key issues and concerns outside of board meetings Takes responsibility for new director orientation and continuing education for the board of directors	Facilitates discussion among the outside directors on issues and concerns outside of board meetings Serves as a non-exclusive conduit for the views, concerns, and issues of the outside directors to the chair Coordinates with the chair on director orientation and continuing education

Corporate Governance

Areas of Responsibility	Chair / CEO Role	Lead Director Role
Committee Meetings	Member of the Executive Committee and attends such other committee meetings (excluding executive sessions) as the chair shall so choose	Participates on such committees (including executive sessions) to which he or she is elected and is ex-officio member of all other committees Chairs the Nominating and Corporate Governance Committee which recommends the membership of various board committees as well as selection of committee chairs, focusing on board refreshment and committee chair successors
External and Other Stakeholders	Represents the organization to, and interacts with, external stakeholders, including investors, customers, employees and others	Available to participate in meetings with key institutional investors as appropriate Makes periodic independent visits to business regions, meeting with employees and customers Regularly meets independently with regulators Has authority to engage advisors and consultants who report directly to the board of directors on board issues

The Board's Role in Risk Oversight

The board of directors has established an aggregate moderate-to-low risk appetite and requires risks to be managed through a comprehensive, coordinated and effective governance and management structure.

We rely on comprehensive risk management processes to identify, measure, monitor, control and report risks and to aggregate risks across the enterprise. This system enables the board to establish a mutual understanding with management of the effectiveness of the company's risk management practices and capabilities, to review the company's risk exposure, and to elevate certain key risks for discussion at the board level.

Our Risk Governance and Risk Appetite Framework (the Framework) serves as the foundation for consistent and effective risk management. It outlines the seven types of risk that the company faces: compliance risk; credit risk; operational risk; liquidity risk; market risk; reputation risk; and strategic risk. It describes components of our risk management approach, including our risk appetite and risk management processes, with a focus on the role of all colleagues in managing risk. The Framework also defines the aggregate risk levels and types of risk our board and management believe appropriate to achieve the company's strategic objectives and business plans.

While the board has three board committees that primarily oversee implementation of this desired risk appetite and the monitoring of our risk profile — the Risk Oversight Committee, Audit Committee and the Technology Committee — the full board is engaged in discussing all risks. All standing board committees report their deliberations and actions at each full board meeting. Noteworthy issues from each committee agenda are called to the attention of the full board in advance. In addition, all directors have access to information provided to each committee, and all scheduled committee meetings are open to all directors. The directors regularly communicate directly with members of senior management, and the board and committees regularly meet in executive session without management present.

Corporate Governance

The Critical Role of Board Committees

All members of the board of directors are also members of The Huntington National Bank's board of directors, and each committee of the board also functions as the committee of The Huntington National Bank's board.

The Risk Oversight Committee assists the board of directors in overseeing the company's enterprise-wide risk management function consistent with its strategy and risk appetite, including oversight of its policies, and risk control infrastructure for compliance risk, credit risk, operational risk, interest rate risk, liquidity risk, market risk, reputation risk, and strategic risk; management's establishment and operation of the Framework, including review and approval of the Framework and of the Company's risk appetite metrics; the risk management organization including the chief risk officer and risk management budget; approval and monitoring of the company's capital position and plan supporting our overall aggregate moderate-to-low risk profile; the risk governance structure; compliance with applicable laws and regulations; and determining adherence to the board's stated risk appetite. This Committee also oversees our capital management and planning process, and ensures that the amount and quality of capital are adequate in relation to expected and unexpected risks and that our capital levels exceed "well-capitalized" requirements. The Risk Oversight Committee regularly receives reports directly from the chief risk officer.

The Audit Committee assists the board in overseeing the integrity of the consolidated financial statements, including policies, procedures, and practices regarding the preparation of financial statements, the financial reporting process, disclosures, and internal control over financial reporting; the internal audit department and the independent registered public accounting firm's qualifications and independence; compliance with our Financial Code of Ethics for the chief executive officer and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to the company's financial statements; and financial risk exposures. The chief internal auditor reports directly to the Audit Committee.

The Risk Oversight and Audit Committees routinely hold executive sessions with our key officers engaged in accounting and risk management. On a regular basis, the two committees meet in joint session to cover matters relevant to both. The Audit Committee regularly meets in executive session with the independent registered public accounting firm.

The Technology Committee assists the board of directors in fulfilling its oversight responsibilities with respect to all technology and innovation strategies and plans developed by management, information and cyber security risk management program, and the third-party risk management program.

Further, through its Compensation Committee, the board of directors seeks to ensure that compensation plans are designed and administered to drive sustainable, long-term results in an effective and ethical manner, with a commitment to *Do the Right Thing* for customers, colleagues, shareholders and communities, while not exposing the organization to material risks. The Compensation Committee reviews and evaluates the company's compensation policies and practices and the relationship among risk, risk management and compensation to ensure that incentive compensation practices appropriately balance risk and financial results, incentives do not encourage unnecessary and excessive risk taking or expose the company to imprudent risks, the incentive programs are compatible with effective controls and risk management, incentive programs are supported by strong corporate governance and the compensation policies are not likely to have a material adverse effect on the company. The Compensation Committee meets regularly with members of senior management, including the chief risk officer and the chief financial officer. The Compensation Committee also supports the board of directors with succession planning for key management positions.

The Community Development Committee promotes the company's mission of local involvement and leadership in the communities where the company is located and where its colleagues work. The committee will consider matters relating to community development and involvement, philanthropy, government affairs, fair and responsible lending, and inclusion.

Corporate Governance

The Nominating and Corporate Governance Committee oversees the company's commitment to its environmental, social and governance (ESG) issues and the company's ESG practices and activities strategy. The Nominating and Corporate Governance Committee receives periodic updates from management with respect to ESG issues.

The role of each of the board committees is further described under "Board Meetings and Committee Information" above.

Company Strategy and Leadership

The full board of directors focuses direct oversight on risks related to company strategy and leadership. Our aggregate moderate-to-low risk appetite is an integral part of our strategy and strategic planning process. The board meets frequently with senior management and is devoted to review of strategic priorities. In addition, the CEO reserves time at the beginning of every board meeting to discuss priorities and initiatives. Periodically, special board sessions are held to discuss and analyze specific possible risk scenarios, such as cybersecurity incidents.

The full board of directors oversees succession planning for the positions of the CEO and other members of the executive leadership team. As selecting and appointing qualified executive leadership for the company is a priority for the board of directors, succession planning is discussed frequently. At least annually, the CEO and the chief human resources officer review with the board the succession plans in place for executive leadership. Management also maintains succession plans for the positions reporting to the executive leadership team.

Continual Director Education

Huntington provides robust onboarding for new directors and ongoing comprehensive education and training for all board members on key matters to foster board effectiveness. In addition, all board members are encouraged to participate in relevant external director education opportunities.

Director onboarding involves a combination of written materials, oral presentations and meetings with members of the board and management. Among the topics covered during onboarding are company history, strategy, revenue streams, risks, safety and soundness and corporate governance.

In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to the company and the financial services industry. Continuing director education may be provided before, during or after board and committee meetings, and as standalone information sessions outside of meetings. Subjects covered include, among others:

- Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) issues;
- Fair lending responsibilities;
- Avoidance of UDAAP (Unfair, Deceptive, or Abusive Acts or Practices);
- Cyber risks and breaches; and
- Legal, regulatory and supervisory requirements and trends applicable to Huntington.

Additional topics may be included as appropriate, related to complex products, services or lines of business that have the potential to significantly impact the company and other topics as identified by the board of directors or executive management from time-to-time. External experts and facilitators are also invited to attend board or committee meetings to discuss leading practices, or issues germane to Huntington, the financial services industry or public companies in general. Outside experts bring an array of experience and perspectives and foster dialogue among board members on relevant topics. The outside experts may also be invited to attend a board dinner the evening before the board meeting where they may engage informally with the directors.

Corporate Governance

Huntington periodically provides board members with external director education opportunities covering a range of issues facing the board to assist directors in staying abreast of the latest developments. Insights gained from external continuing education programs are shared with the full board of directors. In 2018, all eleven of the non-employee directors attended director education conferences or seminars, totaling approximately 286 hours of instruction.

Risk Assessment of Incentive Compensation

The Compensation Committee oversees the company's compensation policies and practices and the relationship among risk, risk management and compensation. The Compensation Committee's oversight is supported by the Incentive Compensation Oversight Committee (the "Oversight Committee"), an executive level management committee. The Oversight Committee consists of senior management from Human Resources, Finance, Legal, Credit Administration, and Risk Management and is co-chaired by the chief human resources officer and the chief risk officer. The Oversight Committee reports directly to the Compensation Committee.

Under the direction of the Oversight Committee, Huntington performs an annual risk assessment of each incentive plan. The review includes economic analysis as well as evaluation of plan design features, risk balancing mechanisms and governance policies and practices, and adherence to incentive compensation guiding principles developed by the Oversight Committee. A key tool for managing incentive compensation risk is an annual enterprise-level significant risk events review process overseen by the chief risk officer and the chief credit officer. This year-end significant risk events review may result in incentive payment adjustments where warranted.

Huntington uses a variety of plan design features to balance risk and rewards. Governance policies and practices also play an important role in managing incentive plan risk. We regularly monitor our incentive compensation arrangements for employees at all levels and strive to enhance our risk review in light of developing best practices and regulatory guidance. The Compensation Committee receives in-depth reviews of select business unit incentive plans chosen by the committee or recommended by management.

Key broad-based incentive plan design features & controls include:	Other features and controls used in various plans include:
• Recoupment / clawback provisions	• Multiple performance criteria
• Management discretion to reduce or eliminate awards	• Risk-related performance criteria
• Annual risk-based review of plans and awards	• Payment caps
	• Hold-until-retirement or other termination provisions for equity grants

For executive officers, our compensation philosophy balances risk and reward with a mix of base pay, short-term incentives and long-term incentives, with greater emphasis on long-term incentives. We maintain stock ownership guidelines for executives and impose a "hold until retirement" requirement of up to 50% of the net shares. See "Compensation of Executive Officers" below for detail about our executive compensation philosophy and programs.

Review, Approval or Ratification of Transactions with Related Persons

The Nominating and Corporate Governance Committee of the board of directors oversees our Related Party Transactions Review Policy, referred to as the Policy. This written Policy covers "related party transactions", including any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, either currently proposed or existing since the beginning of the last fiscal year in which we were or will be a participant, involving an amount exceeding $120,000 and in which a director, nominee for director, executive officer or his or her immediate family member

Corporate Governance

has or will have a direct or indirect material interest. The Policy requires our senior management and directors to notify the general counsel of any existing or potential "related party transactions." Our general counsel reviews each reported transaction, arrangement or relationship that constitutes a "related party transaction" with the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee determines whether or not "related party transactions" are fair and reasonable for us. The Nominating and Corporate Governance Committee also determines whether any "related party transaction" in which a director has an interest impairs the director's independence. Approved "related party transactions" are subject to on-going review by our management on at least an annual basis. Loans to directors and executive officers and their related interests made and approved pursuant to the terms of Federal Reserve Board Regulation O are deemed to be approved under this Policy. Any of these loans that become subject to specific disclosure in our annual proxy statement are reviewed by the Nominating and Corporate Governance Committee at that time. The Nominating and Corporate Governance Committee would also consider and review any transactions with a shareholder having beneficial ownership of more than 5% of Huntington's voting securities in accordance with the Policy.

Indebtedness of Management. Many of our directors and executive officers and their immediate family members are customers of our affiliated financial and lending institutions in the ordinary course of business. In addition, our directors and executive officers also may be affiliated with entities which are customers of our affiliated financial and lending institutions in the ordinary course of business. Loan transactions with directors, executive officers and their immediate family members and affiliates have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers otherwise not affiliated with us. Such loans also have not involved more than the normal risk of collectability or presented other unfavorable features.

Certain Other Transactions. Paul McMahon, who is the son-in-law of director David L. Porteous, has been employed by The Huntington National Bank since 2006 and currently serves as a Commercial Portfolio Manager — Team Lead in the Commercial Banking Department. Mr. McMahon serves in a non-executive capacity four reporting levels below the Commercial Banking Director. He is one of approximately 16,000 employees and is compensated in accordance with the employment compensation practices and policies applicable to all employees with equivalent qualifications and responsibilities in similar positions. For 2018, Mr. McMahon received base salary and incentive compensation totaling approximately $180,000, as well as benefits generally available to all employees.

Compensation of Directors

Our compensation philosophy for the board of directors is to provide a compensation arrangement to outside directors that reflects the significant time commitment and substantial contributions the directors are expected to make to the value creation and governance of Huntington.

The compensation levels and structure for directors are designed, with the input of the independent compensation consultant, to enable us to attract and retain high caliber talent at a national level, and also to align the directors' interests with those of the shareholders. Our compensation program for non-employee directors is a combination of cash and equity. The CEO does not receive compensation for his service as director.

Fees Payable in Cash. Each non-employee director earns an annual retainer of $45,000. We pay an additional annual retainer of $65,000 to the lead director, and $20,000 to the chairs of all standing board committees. We pay meeting fees at the standard rate of $2,000 for each board of directors or committee meeting the director attends and $1,000 for each teleconference board of directors or committee meeting in which the director participates. In addition, we pay directors fees of $2,000 per day in the event Huntington requests a director to attend or participate in an event or meeting, in person, in his or her capacity as a director. All fees are payable quarterly. Retainer fees are payable in four equal quarterly installments. A

Corporate Governance

director may defer all or a portion of the cash compensation payable to the director if he or she elects to participate in the Director Deferred Compensation Plan.

Equity Compensation. To align the interests of directors with shareholders, a meaningful portion of director compensation is paid in equity that is subject to holding requirements. The Compensation Committee considers equity grants for non-employee directors on an annual basis, and the form and amounts of any equity grants for directors are determined at the discretion of the Compensation Committee. Since 2006, the equity grants for directors have been in the form of deferred stock units which are vested upon grant but not released to the director until six months following separation of service. Based on market data and a peer review facilitated by the independent compensation consultant, the Compensation Committee approved a deferred stock award for each director having a value of $105,000, effective May 1, 2018. Divided by the stock price of $14.81 on the date of grant, each director was awarded 7,089 deferred stock units, rounded down to the nearest whole share. The Compensation Committee awarded an additional $20,000 grant value to the chairpersons of the Audit, Compensation and Risk Oversight Committees which converted to an additional 1,351 deferred stock units.

In addition to the mandated holding of shares imposed by the deferred stock units, the Compensation Committee has established a minimum ownership level guideline for directors based on five times the annual retainer fee (excluding committee chairmanship retainers). Based on the retainer fee and the fair market value of our common stock on the date the guidelines were established, the guideline for directors was set at 40,603 shares. Directors have five years to meet the minimum guidelines. Each director who has served at least five years has met the guidelines.

Director Compensation 2018

Name	Fees Earned or Paid in Cash (2)	Stock Awards (3)(4)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compen-sation (5)	Total
Lizabeth Ardisana	$107,000	$104,988	—	—	—	—	$211,988
Ann B. (Tanny) Crane	118,000	104,988	—	—	—	—	222,988
Robert S. Cubbin	111,000	124,996	—	—	—	—	235,996
Steven G. Elliott	160,000	124,996	—	—	—	—	284,996
Michael J. Endres (1)	34,667	—	—	—	—	—	34,667
Gina D. France	124,333	104,988	—	—	—	—	229,321
J. Michael Hochschwender	82,000	104,988	—	—	—	—	186,988
John C. (Chris) Inglis	96,000	104,988	—	—	—	—	200,988
Peter J. Kight	105,000	104,988	—	—	—	—	209,988
Jonathan A. Levy (1)	35,000	—	—	—	—	—	35,000
Eddie R. Munson (1)	41,000	—	—	—	—	—	41,000
Richard W. Neu	127,000	124,996	—	—	—	—	251,996
David L. Porteous	243,000	104,988	—	—	—	—	347,988
Kathleen H. Ransier	116,000	104,988	—	—	—	—	220,988

(1) *Messrs Endres, Levy and Munson served as directors until April 19, 2018.*
(2) *Amounts earned include fees deferred by participating directors under the Director Deferred Compensation Plan.*
(3) *On May 1, 2018, grants of 8,440 deferred stock units were made to the chairpersons of the Audit, Compensation and Risk Oversight Committees and grants of 7,089 deferred stock units were made to each other director under the 2018 Long-Term Incentive Plan. These awards were vested upon grant and are payable six months following separation from service. This column reflects the grant date fair value in accordance with FASB Topic 718 and is equal to the number of units times the fair market*

value (the closing price) on the date of grant ($14.81). These deferred stock unit awards will be credited with an additional number of deferred stock units to reflect reinvested dividend equivalents with respect to the period of time between the date of grant and the delivery of shares.

(4) The Compensation Committee has granted deferred stock awards to non-employee directors each year since 2006. The directors' deferred stock unit awards outstanding as of December 31, 2018 are set forth in the table below.

Name	Deferred Stock Awards Outstanding
Lizabeth Ardisana	15,584
Ann B. (Tanny) Crane	78,040
Robert S. Cubbin	18,553
Steven G. Elliott	87,364
Gina D. France	15,584
J. Michael Hochschwender	15,584
John C. (Chris) Inglis	15,584
Peter J. Kight	59,212
Richard W. Neu	94,495
David L. Porteous	94,671
Kathleen H. Ransier	94,671

Director Deferred Compensation Plan. We offer a deferred compensation program which allows the members of the board to elect to defer receipt of all or a portion of the compensation payable to them in the future for services as directors. Cash amounts deferred will accrue interest, earnings and losses at the market rate of the investment option selected by the participant. The investment options consist of Huntington common stock and a variety of mutual funds that are generally available under and/or consistent with the types of investment options available under our tax-qualified 401(k) plan for employees.

A director's account will be distributed either in a lump sum or in annual installments, as elected by each director, following the age or date specified by the director at the time the deferral election was made, or the director's termination as a director. All of the assets of the current and predecessor plans are subject to the claims of our creditors. The rights of a director or his or her beneficiaries to any of the assets of the plans are no greater than the rights of our unsecured general creditors. Only non-employee directors are eligible to participate in this plan.

As of December 31, 2018, the participating directors' accounts under the current and predecessor plans were substantially comprised of Huntington common stock and had the values set forth in the table below.

Name	Account Balance at December 31, 2018
Ann B. Crane	$ 944,885
Robert S. Cubbin	68,986
Steven G. Elliott	148,867
Peter J. Kight	142,886
Richard W. Neu	1,437,582
David L. Porteous	1,165,680
Kathleen H. Ransier	364,180

In addition, Ms. France and Mr. Hochschwender hold shares of Huntington common stock in accounts under a FirstMerit Corporation deferred compensation plan valued at $324,366 and $688,966, respectively, as of December 31, 2018.

Ownership of Voting Stock

The table below sets forth the beneficial ownership of Huntington common stock by each of our directors, nominees for director, executive officers named in the Summary Compensation Table, and the directors and all executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Generally, the rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities, including shares which could be acquired within 60 days. Ownership reported is as of January 31, 2019, except for certain benefit plan shares which are as of December 31, 2018 where noted. The table also sets forth additional share interests not reportable as beneficially owned.

| | Beneficial Ownership | | | |
Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)(2)(3)(4)	Percent of Class	Additional Share Interests (5)(6)	Total Share Interests
Lizabeth Ardisana	31,802	*	15,584	47,386
Ann B. (Tanny) Crane	94,545	*	78,040	172,585
Robert S. Cubbin	61,048	*	18,553	79,601
Steven G. Elliott	12,489	*	87,364	99,853
Gina D. France	70,111	*	15,584	85,695
Andrew J. Harmening	31,339	*	0	31,339
Paul G. Heller	510,579	*	0	510,579
J. Michael Hochschwender	126,841	*	15,584	142,425
Helga S. Houston	387,144	*	61,711	448,855
John C. (Chris) Inglis	7,142	*	15,584	22,726
Peter J. Kight	226,272	*	59,212	285,484
Katherine M. A. (Allie) Kline	0	*	0	0
Howell D. McCullough III	428,697	*	68,653	497,350
Richard W. Neu	229,703	*	94,495	324,198
David L. Porteous	670,996	*	94,671	765,667
Kathleen H. Ransier	67,429	*	94,671	162,100
Stephen D. Steinour (7)	5,703,112	*	1,235,075	6,938,187
Directors and All Executive Officers as a Group (23 in the group)	10,492,275	1.0%	2,338,779	12,831,054

*   *Indicates less than 1% of outstanding shares.*

(1)   *This column consists of shares for which the directors and executives, directly or indirectly, have the power to vote or to dispose, or to direct the voting or disposition thereof, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported. None of the shares reported are pledged as security.*

(2)   *Figures for the executive officers include the number of shares of common stock which could have been acquired within 60 days of January 31, 2019, by the exercise of stock options and the vesting of time-based RSUs awarded under our employee and director equity plans as set forth below.*

	RSUs	Options
Mr. Harmening	2,639	10,008
Mr. Heller	21,019	187,046
Ms. Houston	19,740	113,078
Mr. McCullough	23,525	148,832
Mr. Steinour	51,290	1,780,982
Directors and Executive Officers as a Group (23 in the group)	189,275	2,641,907

(3)   *Figures include 10,136 shares 1,500 shares and 1,526,183 shares, owned by the immediate family members or family trusts of Mr. Porteous, Ms. Ransier and Mr. Steinour, respectively; 15,276 shares held jointly by Ms. Crane and her spouse; 392,031 shares owned jointly by Mr. Porteous and his spouse; and 341,149 shares held jointly by Mr. Steinour and his spouse.*

(4)   *Figures include the following shares of common stock held as of December 31, 2018, in Huntington's deferred compensation plans for directors, including a legacy FirstMerit Corporation plan: 79,269 shares for Ms. Crane, 5,787 shares for Mr. Cubbin, 12,489 shares for Mr. Elliott, 27,212 shares for Ms. France, 57,799 shares for Mr. Hochschwender, 11,987 shares for Mr. Kight,*

120,603 shares for Mr. Neu, 97,792 shares for Mr. Porteous, and 30,552 shares for Ms. Ransier. Figures also include the following shares of common stock held as of December 31, 2018, in Huntington's deferred compensation plans for employees, which include the 401(k) Plan, Supplemental 401(k) Plan and Executive Deferred Compensation Plan: 3,067 shares for Mr. Harmening, 4,892 shares for Mr. Heller, 13,048 shares for Ms. Houston, 18,834 shares for Mr. McCullough, 147,722 shares for Mr. Steinour and 395,537 shares for executive officers as a group.

[5] _This column includes shares held in a benefit plan for which the executive officers have vested ownership interests but do not have the power to vote or dispose of the shares, or the right to acquire such shares within 60 days. Figures include the following shares of common stock held as of January 31, 2019 in Huntington's Executive Deferred Compensation Plan: 61,711 shares for Ms. Houston, 68,653 shares for Mr. McCullough, 1,235,075 shares for Mr. Steinour and 1,749,440 shares for executive officers as a group. Prior to the distribution of shares from this plan to the participants, voting for the shares allocated to the accounts of participants is directed by the company._

[6] _Figures in this column for the directors consist of the December 31, 2018 balances of vested deferred stock units granted to the directors. These deferred stock units will be settled in shares of common stock six months following separation from service. These amounts are also set forth in footnote 4 to the Director Compensation 2018 Table above._

[7] _Mr. Steinour also owns 20,000 depositary shares each representing a 1/40th ownership interest in a share of Huntington's Series D Non-Cumulative Perpetual Preferred Stock._

As of December 31, 2018, we knew of no person who was the beneficial owner of more than 5% of our outstanding shares of common stock, except as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
The Vanguard Group, Inc. (1) 100 Vanguard Boulevard Malvern, PA 19355	119,610,936	11.260%
FMR LLC (2) 245 Summer Street Boston, MA 02210	80,400,694	7.574%
BlackRock, Inc. (3) 55 East 52nd Street New York, NY 10055	73,785,659	7.000%

[1] _This information is based on an amendment to Schedule 13-G filed by The Vanguard Group, Inc. on February 12, 2019. The Vanguard Group, Inc. has sole voting power for 1,226,663 of the shares, shared voting power for 249,438 of the shares, sole dispositive power for 118,169,532 of the shares, and shared dispositive power for 1,441,404 of the shares. The Vanguard Group, Inc. acquired the shares in the ordinary course of business._

[2] _This information is based on an amendment to Schedule 13-G filed by FMR LLC on February 13, 2019. FMR LLC has sole voting power for 4,873,308 of the shares and sole dispositive power over all of the shares. FMR LLC acquired the shares in the ordinary course of business._

[3] _This information is based on an amendment to Schedule 13-G filed by BlackRock Inc. on February 4, 2019. BlackRock Inc. has sole voting power for 64,746,928 of the shares and sole dispositive power for all of the shares. These shares were acquired and are held by BlackRock, Inc. in the ordinary course of business._

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors, and persons who are beneficial owners of more than ten percent of Huntington common stock to file reports of ownership and changes in ownership with the SEC. Reporting persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by them. To the best of our knowledge, and following a review of the copies of Section 16(a) forms received, we believe that during 2018 all filing requirements applicable for reporting persons were met.

Compensation of Executive Officers

Compensation Discussion and Analysis

> **Our compensation philosophy is to pay for performance that creates long-term shareholder value.**

This Compensation Discussion and Analysis describes Huntington's executive compensation program for 2018 for our CEO and the additional executive officers named in the Summary Compensation Table (the "named executive officers" or "NEOs"). Our compensation philosophy is to pay for performance that creates long-term shareholder value. The Compensation Committee has developed a straightforward and balanced compensation program for executives that incorporates many key compensation and governance practices.

Key Compensation & Governance Practices
What We Do

- ✔ Significant stock ownership and hold until retirement policies applicable to executive officers and colleagues receiving equity awards several reporting levels below reinforce alignment between shareholders and senior management
- ✔ Significant emphasis on performance-based compensation, with majority of compensation dependent upon long-term performance
- ✔ Balanced portfolio of metrics that drive annual and long-term goals in a risk appropriate manner
- ✔ Annual cash incentive awards — cash is capped at 100% of target; any award above target is delivered as RSUs with a 3-year ratable vesting period
- ✔ All incentive compensation subject to Recoupment and Clawback Policy
- ✔ Performance Share Units comprise 55% of total annual LTI grant value for CEO and 50% for other NEOs
- ✔ Independent compensation consultant provides expert guidance and support to the Compensation Committee
- ✔ Biannual shareholder engagement to exchange viewpoints with our investors
- ✔ Annual assessment of compensation programs against peers and best practices

What We Don't Do

- ✘ No repricing of stock options without shareholder approval
- ✘ No excise tax gross-ups upon change in control
- ✘ No single-trigger vesting of equity awards upon change in control
- ✘ No hedging by executives
- ✘ No dividend or dividend equivalents paid on equity grants prior to vesting
- ✘ No incentive plans encourage excessive risk

This Compensation Discussion and Analysis is divided into five sections:

Compensation of Executive Officers

Overview

The Compensation Committee provides independent oversight of our executive compensation and has engaged an independent compensation consultant, Pearl Meyer & Partners LLC, to provide advice with respect to the amount and form of executive compensation.

Long-Term Focus. With long-term incentives comprising the most significant portion of compensation and consisting primarily of performance-based awards (75% – 80% of annual equity awards), combined with our robust stock ownership and holding requirements, Huntington's compensation program for executives is exceptionally long-term focused and aligned with interests of our shareholders.

The Committee also oversees the company's broader compensation policies and practices to assure that these are consistent with our values and reinforce our culture and thus support our goal of producing top-tier performance and long-term value.

Risk Management Culture. The Committee's oversight responsibility includes the relationship among risk takers, risk management and compensation. We regularly monitor our incentive arrangements for colleagues at all levels and strive to enhance incentive risk management in light of developing best practices and regulatory guidance. Risk assessment of incentive compensation is discussed in greater detail above under "The Board's Role in Risk Oversight".

We have a legacy of strong customer service and we require that all of our colleagues follow both the letter and intent of our Code of Business Conduct and Ethics. Moreover, Huntington maintains a robust Recoupment and Clawback Policy which is a tool for recovery of incentive compensation in appropriate situations. Colleagues at all levels in the organization are subject to this policy. Incentive compensation subject to possible clawback or recoupment includes any cash incentive or equity compensation, vested or unvested. In general, situations that trigger a review under this policy involve behaviors or actions outside the bounds of the company's overall risk appetite and governance structure. The Committee would make any compensation recoupment or clawback determination with respect to executive officers. Additional detail about the Recoupment and Clawback Policy can be found later in this discussion.

The Importance of Stock Ownership. Huntington is committed to a culture of stock ownership which aligns management's interests with those of shareholders. The requirement to own Huntington common stock is a critical foundation of our executive compensation philosophy. Mr. Steinour's commitment to this principle, and to the company, is evidenced by his significant personal investment in Huntington. Since joining Huntington in January 2009, Mr. Steinour has purchased over 1.63 million shares of Huntington common stock in open market transactions. As of January 31, 2019, Mr. Steinour directly and indirectly owned shares of Huntington common stock equal to approximately 68X his salary, significantly exceeding our industry-leading practice 10X salary ownership guideline for the CEO. Each other executive officer has an ownership guideline ranging from 2X to 3X salary. In addition, executive officers are subject to a holding requirement equal to 50% of net shares received upon the exercise of a stock option or upon the release of full value awards. This amount of shares must be held until retirement or other departure from the company. Our directors and colleagues collectively represent our seventh largest shareholder. See additional detail under "Stock Ownership & Holding Requirements" later in this discussion.

Compensation of Executive Officers

Consideration of "Say-on-Pay" / Shareholder Outreach. We are pleased that more than 96% of the votes cast for our "say-on-pay" advisory vote at our 2018 annual meeting and 95% or more of votes cast at each annual meeting since 2013 were in favor of our executive compensation programs. Nevertheless, we strive to continually strengthen our compensation practices based on our philosophy, market best practices and feedback received from shareholders. During 2018, we continued our biannual shareholder outreach, extending invitations to investors collectively owning approximately 54% of our outstanding common stock. We held conversations with shareholders owning in the aggregate greater than 17% of our outstanding common stock. Based on the "say-on-pay" votes and other feedback, the Compensation Committee maintained the essential design of our compensation program for 2018. We did adjust certain measures and weightings to ensure alignment between our pay and performance. We will continue to monitor emerging trends and best practices and seek ways to improve our compensation programs.



Historical Say-on-Pay Vote

Compensation of Executive Officers

Key Highlights

2018 — Another Year of Strong Performance. In 2018 we reported record net income for the fourth consecutive year. Importantly, we achieved all five of our long-term financial goals on a full-year GAAP basis in 2018, two years ahead of schedule. Our strong financial performance also enabled us to increase our capital return to our shareholders in 2018. Last year marked the eighth consecutive year of an increased cash dividend. Coupling the increased dividend payout with $939 million of share repurchases during the year, we returned nearly $1.5 billion to our shareholders, which represented a total payout ratio of 112% of our 2018 earnings.

2018 Highlights
✔ Record net income for fourth consecutive year, up 17% over the prior year
✔ Revenue growth was 4% over 2017, driven by organic balance sheet growth and net interest margin expansion
✔ Net interest margin of 3.33%, an increase of 3 basis points
✔ Return on average tangible common equity was 17.9%*
✔ Return on average assets was 1.33%
✔ Achieved positive operating leverage for the sixth consecutive year
✔ Efficiency ratio of 56.9%*
✔ Increased cash dividends for eighth consecutive year; end-of-year dividend yield of 4.5%
✔ Net charge offs of 0.20% of average loans and leases

*   Non-GAAP, see pages 35 and 36 of the company's Form 10-K for the year ended December 31, 2018 for more information.

Our Purpose and Our Strategy. We are focused on driving sustained, long-term financial performance for our shareholders. The best way to achieve our long-term financial goals and generate sustainable, through-the-cycle returns is to fulfill our purpose to make people's lives better, help businesses thrive, and strengthen the communities we serve.

During 2018 we continued to execute our strategic plan, which was launched in 2009 and re-set in 2014 and again in 2018. While we regularly make tactical adjustments, the plan has remained built around the same core goals: increase our market share and increase our share of wallet of consumers and businesses. Our strategic plan significantly advanced the company's financial performance and competitive positioning, and established Huntington as an industry leader in customer experience.

As a result of the expectation that Huntington would achieve all five of its long-term financial goals in 2018, two years ahead of schedule, as well as the significant amount of technological innovation occurring in the financial services industry, the board decided to accelerate the strategic planning process originally planned for 2020 to 2018. In the 2018 strategic planning process, our primary theme was continuing to differentiate Huntington based on superior customer experience. We focused on extending our customer experience advantage across our businesses to improve customer acquisition, reduce attrition and deepen relationships with our customers. We remain focused on deepening relationships through our optimal customer relationship strategy as there is still significant opportunity within our now much larger customer base. Another important theme is to build on our local advantage by further leveraging our regional management, our local presence and our deep ties within the communities we serve.

See the Proxy Statement Summary above for additional information about our strategy.

Compensation of Executive Officers



Total Shareholder Return Since 2010
(1/1/10 - 12/31/18)

Legend: HBAN — Peer Group Average — Initial Investment

Compensation Highlights

Named Executive Officers
Stephen D. Steinour
Chairman, President and Chief Executive Officer
Howell D. McCullough III
Chief Financial Officer
Paul G. Heller
Chief Technology and Operations Officer
Andrew J. Harmening
Consumer and Business Banking Director
Helga S. Houston
Chief Risk Officer

**A significant portion of compensation is stock-based and long-term in focus.
A critical foundation of our executive compensation philosophy is the requirement to own Huntington common stock, which aligns management's interests with those of shareholders.**

Consistent with Huntington's "pay for performance" philosophy, the Compensation Committee's 2018 compensation program for executive officers emphasized performance-based compensation designed to drive profitable growth and returns within our aggregate moderate-to-low risk profile while doing the right thing for our customers, colleagues, shareholders and communities.

Huntington's 2018 performance against the Management Incentive Plan (MIP) metrics was 122.6% of target. The named executive officers earned annual incentive awards ranging from 117% to 128% of target. Executive officers also received long-term incentive awards in 2018 comprised of performance stock units ("PSUs"), restricted stock units ("RSUs") and stock options.

Compensation of Executive Officers

2018 Key Compensation Elements	
Base Salaries	Fixed component representing 25% or less of targeted direct compensation for NEOs
Management Incentive Plan	Annual incentive plan with overall performance at 122.6% of target on: • Earnings per share • Pre-Tax Pre-Provision Earnings Growth • Operating Leverage Amounts earned over target paid in RSUs
Long-term Incentive Plan	Awards of long-term incentive grants comprised of: • PSUs (55% for CEO, 50% for other NEOs) • Return on Tangible Common Equity Relative and Absolute Goals • RSUs (20% for CEO, 25% for other NEOs) • Stock Options (25%)

2018 Pay Mix

The targeted direct compensation mix, below, illustrates the emphasis on variable, at-risk incentive-based compensation. Fixed compensation consists of base salaries. Variable, performance-based compensation includes our annual incentive payouts in cash and RSUs, the target value of PSUs and the grant date fair value of stock options and RSUs.

CEO targeted direct compensation



At-Risk Pay 86%
Base Salary 14%
Short-Term Incentive 21%
Long-Term Incentive 65%

Other NEO targeted direct compensation.



At-Risk Pay 76%
Base Salary 24%
Short-Term Incentive 25%
Long-Term Incentive 51%

Determination of Compensation

Philosophy and Decision-Making Process

We provide a balanced and straightforward total compensation package, which includes both fixed and variable, performance-based elements. The use of both short-term and long-term incentives ensures that the ultimate compensation delivered is dependent upon achievement of our annual business goals, as well as delivering long-term shareholder value. Our performance and evaluation process considers company, business segment and individual performance, as well as performance relative to industry peers. Our target pay levels are designed to be competitive with market practice. Since a majority of our pay is variable and based on performance, our actual pay positioning will vary appropriately to reflect our performance.

Compensation of Executive Officers

While overall compensation policies generally apply to all executives, we recognize the need to differentiate compensation by individual, reflecting on his or her role, performance, experience and expected contributions. Base salaries and incentive targets are the primary means for differentiating compensation opportunities to reflect executive role and scope of responsibility. For example, Mr. Steinour has a higher base salary and higher potential incentive award opportunities due to his responsibilities as CEO. He is also held to a higher stock ownership guideline, reflecting his increased stake in our performance.

The Compensation Committee develops and approves our executive compensation with input from our management and the independent compensation consultant. Services provided by the compensation consultant during 2018 included review of our selected peer group, benchmarking compensation and performance, and establishing total compensation guidelines, including targets for short and long-term incentive plans, and modeling payouts under various performance scenarios. Our management provides information and may make recommendations to the Compensation Committee with respect to the amount and form of executive compensation. In addition, our CEO and CFO make recommendations to the Compensation Committee when it sets specific financial measures and goals for determining incentive compensation. Our CEO provides input and makes recommendations to the Compensation Committee regarding the performance and compensation of his direct reports, which include the NEOs. The CEO consults in advance with the chairs of the respective board committees regarding recommendations for key control positions. The CEO does not make recommendations to the Compensation Committee regarding his own compensation, other than requests in prior years that the Compensation Committee defer consideration of a base salary increase for him. From time to time, the Compensation Committee consults with other committees of the board and may obtain the approval of the full board of directors with respect to certain executive and director compensation matters. For additional detail, see "Procedures for Determining Executive Compensation" in the Corporate Governance section above.

Guiding Principles	
Focus on long-term shareholder alignment	A significant portion of compensation is stock-based and long-term in focus
Balanced and holistic approach	Our program includes fixed and performance-based elements, short-term and long-term performance incentives, and considers corporate, business segment, individual and relative performance
Align pay and performance	Total compensation is expected to vary each year and may evolve over the long-term to reflect our performance and key objectives
Maintain an aggregate moderate-to-low risk profile	We monitor our programs, controls and governance practices for consistency with our aggregate moderate-to-low risk profile See "Risk Assessment of Incentive Plans" above
Assure appropriate positioning in the market	Our target pay levels are designed to be competitive with market practice
Reflect internal equity	We differentiate compensation by individual, reflecting his or her role, experience, performance and expected contributions

Compensation of Executive Officers

Compensation Components

The three primary components of executive compensation are base salary, annual incentive awards and equity-based long-term incentive awards. Benefits comprise a smaller component of overall pay. The purpose and features of each component are summarized below.

Purpose and Key Features	
Base Salary	Set within a competitive range of market practice to attract and retain top talent
	Varies depending upon the executive's role, performance, experience and contribution
	Foundation from which incentives and other benefits are determined
Annual Incentive (Management Incentive Plan)	Motivates and rewards for achieving or exceeding annual financial strategic and operational goals that ultimately support sustained long-term profitable growth and value creation
	Reflects company performance on key measures, adjusted for business unit and individual performance, including risk management
	Each NEO has a target opportunity expressed as a percentage of base salary reflective of the NEO's role
	Tied directly to performance in year for which reported
	Awards up to target are paid in cash; any amount of annual incentive earned in excess of target is paid in the form of RSUs which vest incrementally over three years
Long-Term Incentive (Equity Grants)	Motivates and rewards for delivering long-term sustained performance aligned with shareholder interests
	Grants are comprised of performance share units (PSUs), time-based restricted stock units (RSUs) and stock options
	Awards are based on multiple factors, including competitive market data, business segment performance, individual performance and historical equity grants
Benefits	Same broad-based benefit programs generally available to all employees
	A limited number of additional benefits within typical market practice are offered and as needed to attract and retain executive talent

Compensation of Executive Officers

Market Referencing

The Compensation Committee regularly reviews peer and industry information concerning levels of compensation and performance as a competitive frame of reference. The Compensation Committee uses this information and analysis as a benchmarking reference for setting pay opportunities and making pay decisions, such as changes to base salaries, annual incentive awards and long-term incentive grants. A key source of information is a peer group of regional banks similar to Huntington in terms of size and business model. The table below lists the peer banks approved by the Compensation Committee for 2018.

Peer Banks for 2018	
BB&T Corporation	KeyCorp
CIT Group Inc.	M&T Bank Corporation
Citizens Financial Group, Inc.	Regions Financial Corporation
Comerica Incorporated	SunTrust Banks, Inc.
Fifth Third Bancorp	Zions Bancorporation

The peer banks are chosen each year using an objective process recommended by the independent compensation consultant and approved by the Compensation Committee. The process began with the selection of U.S. based publicly traded commercial banks considering asset size as of December 31, 2017. A number of banks with relevant asset size were eliminated due to a business model which included one or more of: international process or focus, a focus on different services, or off-shore headquarters. The resulting group was the same as in 2017 and consisted of ten bank holding companies; seven larger and three smaller, positioning Huntington between the 25th and the 50th percentile for asset size. The Compensation Committee chose the ten peers to represent the most appropriate market comparators for Huntington in terms of industry and size. The independent compensation consultant also provided the Compensation Committee with industry surveys as appropriate to supplement the peer group data. When using survey data, the information was reflective of Huntington's size and industry. This included utilizing size adjusted comparisons representing data from companies that fell closest to our asset size.

The Compensation Committee also relied on the independent compensation consultant to provide a broader industry perspective of emerging trends and best practices. Among the peer and industry data considered in 2018 were three-year total shareholder return relative to peers, three-year relative performance in incentive measures and realizable pay over the prior three years relative to peers. With the assistance of the independent compensation consultant, the Compensation Committee performs a pay and performance analysis on an annual basis to review the appropriateness of the company's executive compensation program. The Compensation Committee determined that the pay and performance analyses for the year 2017 and for the period 2015 — 2017 reflected appropriate alignment between actual pay and relative performance.

Compensation of Executive Officers

2018 Compensation Decisions

Timing of Compensation Decisions

Shortly after each year-end, the Compensation Committee approves annual incentive awards tied directly to the prior year's performance. These awards are based on metrics chosen by the Compensation Committee early in the preceding year. During the second quarter of the year, the Compensation Committee will make decisions with respect to base salary adjustments and annual equity-based long-term incentive based on performance and on other factors discussed below. With respect to the incentive compensation amounts reported for 2018 in the Summary Compensation Table:

- Annual incentives based on 2018 performance are reported under the "Non-Equity Incentive Plan" column.

- Annual long-term incentives granted on May 1, 2018 are reported under the columns "Stock Awards" and "Option Awards". These awards were determined based on a multi-faceted approach that includes company and individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards and the market-based framework the independent consultant developed.

Decisions with respect to base salary adjustments, annual incentive awards under the Management Incentive Plan (MIP) and annual equity grants are discussed below.

Base Salary

Following the Compensation Committee's annual review of current salaries, previous salary increases, and competitive market data, one NEO received a base salary increase in 2018. The Compensation Committee approved a merit-based and market competitive base salary increase for Mr. Harmening of 4.2%, equal to $25,000.

Annual Incentive Award

Huntington's annual incentive awards under MIP reflect company performance on key short-term measures, adjusted at the discretion of the CEO and the Compensation Committee, for business segment and individual performance. Each executive has an annual target incentive opportunity expressed as a percentage of his or her base salary. The specific threshold, target and maximum opportunity for each executive is reflective of the executive's role and competitive market practice. For 2018, the CEO's target incentive was equal to 150% of his base salary. For the other participating NEOs, the 2018 MIP target was equal to 100% of base salary. These targets were consistent with the prior year and were determined to be market competitive based on Huntington's asset size.

Metrics and Performance. The Compensation Committee considers the appropriate corporate performance metrics for each year. To measure 2018 performance, the Compensation Committee selected the metrics of earnings per share, operating leverage and pre-tax pre-provision earnings growth (PTPP Growth). Earnings per share and operating leverage were also metrics for the prior year; PTPP Growth replaced return on tangible common equity (ROTCE) as the third metric. These three performance metrics were chosen from among the list of available criteria under MIP and represented key short-term strategic areas of focus intended to support profitable growth and returns. The choice of metrics also reflected a balanced approach to measuring success. The metric of operating leverage ensures that our incentives are aligned with our commitment to shareholders to grow revenue faster than expenses. PTPP Growth is a core operating performance indicator and adds a growth component. ROTCE remains an important measure and was retained as a metric for the PSUs granted in 2018. For each metric the Compensation Committee determined a threshold, target and maximum level of achievement based on the company's operating plan for 2018. The impact of tax reform under the "Tax Cuts and Jobs Act" on the company's operations was incorporated into the 2018 operating plan, and thus into the incentive goals as well. The operating leverage target for 2018 was set below the target for the prior year because in 2017 the company benefited from the cost-savings resulting from the acquisition of FirstMerit Corporation effective in August 2016.

Compensation of Executive Officers

MIP allows for awards to be earned under each plan criterion, independent of the other criteria, provided that no awards will be paid unless threshold performance is achieved. We interpolate between the threshold, target and maximum goals to ensure sound incentive compensation arrangements and appropriate pay for performance alignment. In determining whether a performance goal has been met, the Committee will include or exclude "extraordinary events" or any other objective events or occurrences, in either establishing the performance goal based on the qualifying performance criteria or in determining whether the performance goal has been achieved; provided, however, that the Committee retains the discretion to reduce or eliminate an award that would otherwise be paid to any participant based on the Committee's evaluation of such events or other factors. Awards may be paid only after the Compensation Committee has certified in writing that the performance goals have been met.

No awards would have been paid to the NEOs if net income had not been achieved for 2018. Consistent with recent years, the 2018 cycle of MIP included an individual funding mechanism for each of the NEOs, equal to a maximum of 0.5% of net income for the CEO and a maximum of 0.2% of net income for the other NEOs.

The company's 2018 performance was reviewed in accordance with the MIP and certified by the Compensation Committee in January 2019. Excluding significant items, actual performance against each of the EPS, PTPP Earnings Growth and Operating Leverage goals was above target.

The table below provides the schedule of metrics and goals that the Compensation Committee approved for 2018, along with the company's performance.

Metric	Weight	Threshold	Target	Maximum	2018 Performance	Calculated Performance Factor
EPS	33.33%	$1.053	$1.170	$1.255	$1.232	140.2%
PTPP Earnings Growth	33.33%	5.6%	7.1%	9.1%	7.6%	116.5%
Operating Leverage	33.33%	0.6%	2.0%	4.5%	2.5%	111.0%
% of Target	100%					122.6%

Adjustments for Individual Performance. The final award for the CEO may be adjusted for his individual performance at the discretion of the Compensation Committee. Final awards for the other NEOs may be adjusted, at the discretion of the CEO and the Compensation Committee, for business segment and individual performance. The awards could have been adjusted downward or upward within the overall parameters of MIP, but not increased above the individual funding factor of 0.5% of net income (approximately $6,965,000) for the CEO and the funding factor of 0.2% of net income (approximately $2,786,000) for the other NEOs. The portion of each award that exceeded target was converted and paid in RSUs based on the closing price of a share of common stock on the grant date. Final awards for the NEOs are discussed below under "Compensation of the Named Executive Officers".

Long-Term Incentive Compensation

Determining LTI Grant Value. The Compensation Committee engaged the independent compensation consultant to develop long-term incentive award ranges based on competitive market practice to serve as guidelines for annual grants. In addition to these guidelines, when determining award ranges for individual executive officers, the Compensation Committee considers the impact on potential total compensation. Award opportunities are within a range defined by a low to high percentage of base salary to allow for awards to vary in order to reflect individual performance.

Compensation of Executive Officers

Value Range for Potential Equity Grants

Position	Threshold	Target	Maximum
CEO	162.5%	325.0%	650.0%
CFO; Chief Technology & Operations Officer	107.5%	215.0%	430.0%
Other NEOs	100.0%	200.0%	400.0%

LTI Grant Vehicles. For the 2018 annual LTI grants, management proposed, and the Compensation Committee approved, the strategy set forth below. All equity vehicles are subject to our Share Ownership and Share Holding Policy provisions for the executive leadership team: 50% of net shares released upon vesting or exercise are required to be held to retirement or other departure from the company.

2018 Long-Term Incentive Program Highlights

Vehicle	% of Total LTI Value		Key Design Features
	CEO	**Other NEOs**	
Performance Share Units (PSUs)	55%	50%	• **Performance Measurement Period:** 3 years • **Performance Measures:** 　• Relative Return on Tangible Common Equity (ROTCE) 　• Absolute ROTCE Performance Threshold • **Share Payout Range:** 0 — 150% of target
Restricted Stock Units (RSUs)	20%	25%	• **Vesting:** 50% in year 3 and 50% in year 4
Stock Options	25%	25%	• **Vesting:** 4 year annual pro-rata • **Option Term**: 10 years

PSUs — Performance Metrics. With assistance from the independent consultant, the Compensation Committee selected ROTCE as the metric for the 2018 grant, measured on both a relative and an absolute basis. The company believes ROTCE is a key factor to long-term profitable growth and returns. There is a strong correlation of higher ROTCEs to higher market price-to-tangible book value (P/TBV) valuations for the common stock of publicly-traded bank holding companies. The 2017 PSU grants were also based on ROTCE, as well as a relative TSR metric. The Committee eliminated relative TSR as a metric for the 2018 PSU grants primarily to focus more on financial value driver measures, and to reflect the waning prevalence of relative TSR as a metric among the peer group. Further, the PSU awards are denominated in stock which provides an inherent tie to share price performance and overall shareholder returns. The relative ROTCE target is set at the 55th percentile to ensure that target payout is not made unless Huntington outperforms the peer group. In addition, a minimum three-year average absolute ROTCE of 6% must be achieved to receive a payout.

As reflected in the table below, the Compensation Committee determined a threshold, target and maximum level of relative achievement for the three-year performance cycle, along with an absolute performance threshold. In calculating performance to determine whether a performance goal has been achieved, the Compensation Committee will adjust for Extraordinary Events as defined in the 2018 Long-Term Incentive Plan.

PSU Metric	Threshold	Target	Maximum
Relative ROTCE	30th Percentile	55th Percentile	70th Percentile
Absolute ROTCE — Performance Threshold	6.00%	6.00%	6.00%

Compensation of Executive Officers

ROTCE results are measured annually, adjusted for extraordinary items, and averaged using year-end reported amounts. The range of potential payouts, 0% to 150% of the target number of share units, was consistent with the design of PSUs awarded in the prior year, and determined to be within competitive market practice, and reasonable from an annual share run rate and dilution perspective.

Determination of individual LTI Grants. The Compensation Committee independently evaluated the CEO's performance for the purpose of determining a 2018 long-term incentive award and assessed the competitive pay positioning that would result from the awards to be consistent with our pay-for-performance philosophy.

In determining award values for the other NEOs, the Compensation Committee considered the CEO's performance assessments for each NEO, as well as additional input from the CEO, and the market guidelines provided by the consultant. Consistent with the company's philosophy, the CEO's evaluation was based on a holistic approach that included individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards and the market-based framework the independent consultant developed. The key factors included in the evaluation of each NEO are discussed under "Compensation Decisions for each Named Executive Officer" below. The Compensation Committee approved awards in 2018 for the NEOs (other than the CEO) as recommended by the CEO.

Compensation Decisions for each Named Executive Officer

In addition to rewarding executives for achievement of financial goals, the Compensation Committee applies its discretion to reinforce behaviors and values that contribute to the company's long-term success. When evaluating base salary increases, adjusting MIP awards for business segment and individual performance, and determining the grant-date value of long-term incentive compensation awards, the CEO and Compensation Committee considered the performance of each executive under the following common factors:

Common Performance Factors:	• Financial and operating results
	• Organization culture and colleagues
	• Risk management and key metrics
	• Strategic planning and execution
	• Continuous improvement
	• Customers, community and stakeholder relations

Further, the Compensation Committee differentiated compensation for the NEOs other than the CEO by taking into consideration the CEO's evaluation of each executive's performance, role and relative contribution to overall company performance. Although there were no predetermined quantifiable goals against which business unit and individual performance were evaluated independently for purposes of determining compensation, highlights of the specific 2018 individual and business unit performance considered by the Compensation Committee for each NEO are set forth below.

Compensation of Executive Officers

Stephen D. Steinour, CEO. In determining appropriate compensation for the CEO, the Compensation Committee considered Mr. Steinour's outstanding leadership in 2018, including the following significant accomplishments:

- **Achievement of long-term financial goals**
  - Achieved all five long-term financial goals on a GAAP basis for the first time for full-year 2018.
    - Increased fully-taxable equivalent total revenue by $181 million, or 4% year-over-year growth.
    - Delivered positive operating leverage (on an adjusted, non-GAAP basis) for the sixth consecutive year.
    - Reduced Efficiency Ratio (on an adjusted, non-GAAP basis) to 57%, consistent with our 56% — 59% goal.
    - Reported net charge-offs (NCOs) of 0.20%, down from 0.23% representing continued performance below the long-term target range of 0.35% — 0.55%.
    - Achieved Return on Tangible Common Equity (ROTCE) of 17.9%, above our long-term goal of 13% to 15%.

- **Strong financial performance**
  - Delivered record net income for the fourth consecutive year.
    - Net income of $1.4 billion represented a 17% increase over the prior year.
  - Delivered 20% year-over-year increase in diluted earnings per common share.
  - Increased average core deposits 5% year-over-year.
  - Increased average total loans and leases 6% year-over-year.

- **Increased capital return to shareholders**
  - Increased cash dividend for eighth consecutive year.
    - Cash dividend per share of $0.50, representing a 43% year-over-year increase.
  - Declared $541 million of cash dividends on common shares.
  - Repurchased $939 million of common stock (61.6 million shares) under the 2018 CCAR capital plan.

- **Provided strong leadership over development of the 2018 Strategic Plan to drive sustained top quartile performance**.

- **Huntington has been recognized for its success related to diversity and inclusion**
  - Huntington has received numerous awards in recognition of its commitment to advancing diversity and inclusion in the workplace and the community. See Huntington Overview above.
  - Active participant in CEO Action (150 signature organizations) — nationwide effort to advance diversity and inclusion in the workplace by cultivating a trusting environment where all ideas are welcome and employees feel comfortable and empowered to discuss diversity and inclusion initiatives.
  - Signatory to the CEO Action for Diversity & Inclusion™, the largest CEO-driven business commitment to advance diversity and inclusion in the workplace. This commitment involved expanding unconscious bias training to reach more colleagues.

Stephen D. Steinour — 2018 Compensation Decisions	
Base Salary Increase	N/A
MIP Award	$2,025,000
LTI	$5,000,000

Compensation of Executive Officers

Howell D. "Mac" McCullough, Chief Financial Officer. The Compensation Committee, in determining appropriate compensation for Mr. McCullough, considered the following significant 2018 accomplishments:

- **Achievement of long-term financial goals**
  - Achieved all five long-term financial goals on a GAAP basis for the first time for full-year 2018.
    - Increased fully-taxable equivalent total revenue by $181 million, or 4% year-over-year growth.
    - Delivered positive operating leverage (on an adjusted, non-GAAP basis) for the sixth consecutive year.
    - Reduced Efficiency Ratio (on an adjusted, non-GAAP basis) to 57%, consistent with our 56% — 59% goal.
    - Reported net charge-offs (NCOs) of 0.20%, down from 0.23% representing continued performance below the long-term target range of 0.35% — 0.55%.
    - Achieved Return on Tangible Common Equity (ROTCE) of 17.9%, above our long-term goal of 13% to 15%.

- **Strong financial performance**
  - Delivered record net income for the fourth consecutive year.
    - Net income of $1.4 billion represented a 17% increase over the prior year.
  - Delivered 20% year-over-year increase in diluted earnings per common share.
  - Increased average core deposits 5% year-over-year.
  - Increased average total loans and leases 6% year-over-year.

- **Increased capital return to shareholders**
  - Increased cash dividend for eighth consecutive year.
    - Cash dividend per share of $0.50, representing a 43% year-over-year increase.
  - Declared $541 million of cash dividends on common shares.
  - Repurchased $939 million of common stock (61.6 million shares) under the 2018 CCAR capital plan.

- **Provided strong leadership over development of the 2018 Strategic Plan to drive sustained top quartile performance.**

- Provided significant contribution to the company's capital planning process, including successful filing of the company's annual capital plan, and non-objection to the company's proposed capital actions.
- Led significant investor engagement during 2018, including meetings with 306 institutional investors and participation in 11 conferences and in 12 institutional investor events.
- Served as executive sponsor of the internal Women's Network Business Resource Group.
- Played a key role in supporting and strategizing initiatives related to Huntington's Paid Time Off and Caregiver Time Off policies.

Howell D. "Mac" McCullough — 2018 Compensation Decisions	
Base Salary Increase	N/A
MIP Award	$ 775,000
LTI	$1,400,000

Compensation of Executive Officers

Paul G. Heller, Chief Technology & Operations Officer. The Compensation Committee in determining appropriate compensation for Mr. Heller considered the following significant 2018 accomplishments:

- Provided significant contribution to the development of the 2018 Strategic Plan to drive sustained top quartile performance.

- Launched numerous significant enhancements to our mobile and online access, including our new digital portal "The Hub", "Heads Up Alerts" and "Digital Card Lock".

- Provided significant leadership in the development of the comprehensive omni-channel plan and roadmap.

- Completed development of new state of the art operations center in Central Ohio.

- Substantially completed development of new next generation data center.

- Implemented new robotic processing and AI -based efficiency tools in the call center and loan operations.

- Implemented increased efforts around cyber-security.

- Completed multi-year conversion of card portfolios to a new processor.

- Active leadership in the Columbus Collaboratory, a rapid innovation and insights partnership that focuses on delivering business value through advanced analytics and cyber security solutions.

Paul G. Heller — 2018 Compensation Decisions	
Base Salary Increase	N/A
MIP Award	$ 800,000
LTI	$1,400,000

Andrew J. Harmening, Consumer & Business Banking Director. The Compensation Committee in determining appropriate compensation for Mr. Harmening considered the following significant 2018 accomplishments:

- Provided significant contribution to the development of the 2018 Strategic Plan to drive sustained top quartile performance.

- Provided significant leadership in the development of the comprehensive omni-channel plan and roadmap.

- Continued growth in small business lending program — the company was recognized as the nation's largest originator, by volume of Small Business Administration (SBA) 7(a) loans during SBA fiscal year 2018, and for the 10th year in a row, the largest originator, by volume of SBA 7(a) loans within our footprint.

- Introduced a new sales process across the entire branch network that led to deposit growth and materially improved customer satisfaction by offering financial advice.

- Commitment to customers — the company was ranked highest in small business customer satisfaction in the Midwest in the J.D. Power 2018 U.S. Small Business Banking Satisfaction Study.

- Increased average core deposits by $3.6 billion, or 5%.

- Strong adopter of Continuous Improvement initiatives and colleague certifications.

- Strong performance with diversity initiatives.

Andrew J. Harmening — 2018 Compensation Decisions	
Base Salary Increase	$ 25,000
MIP Award	$ 720,000
LTI	$1,200,000

Compensation of Executive Officers

Helga Houston, Chief Risk Officer. The Compensation Committee, in determining appropriate compensation for Ms. Houston, considered the following significant 2018 accomplishments:

- Provided strong leadership and direction to ensure that the company's strong financial performance was also consistent with its risk appetite.

- Actively engaged in the company's strategic process, providing effective challenge to ensure alignment with the company's risk appetite. Led disruption and scenario planning teams.

- Provided strong leadership over the company's capital planning process, including successful filing of the company's annual capital plan, and non-objection to the company's proposed capital actions.

- Continued strong asset quality metrics with appropriate allowance coverage.

- Regularly engaged with colleagues in our regions to reinforce our risk culture.

- Led a meaningful investment in technology and third-party risk management.

- Provided strong leadership in our Community Development and CRA efforts.

- Named one of the 2018 "Top 25 Most Powerful Women in Banking" by American Banker.

- Executive sponsor of the African American Business Resource Group.

Helga Houston — 2018 Compensation Decisions	
Base Salary Increase	N/A
MIP Award	$ 735,000
LTI	$1,200,000

Recently Completed PSU Performance Cycles

2016 — 2018 Cycle. December 31, 2018 marked the end of the three-year performance cycle for PSU awards granted in 2016. The Compensation Committee expects to certify the results and determine the final values for these PSU awards in April 2019. The metrics for this cycle were relative TSR targeted at the 50th percentile performance for the selected peer group and relative return on tangible common equity targeted at the 50th percentile averaged over the three years, all adjusted for significant items. During the period January 1, 2016 through December 31, 2018, relative ROTCE was above target performance, and relative TSR was below threshold performance.

2015 — 2017 Cycle. In April 2018, the Compensation Committee determined the final award values for the PSU awards granted in 2015, which had a three-year performance cycle that ended on December 31, 2017. These awards were paid in shares of stock reported on a Form 4 report filed for each participating executive officer. The metrics for this cycle were relative TSR targeted at the 50th percentile performance for the selected peer group and return on tangible common equity targeted at 12.25% averaged over the three years, all adjusted for significant items. During the period January 1, 2015 through December 31, 2017, absolute adjusted ROTCE exceeded maximum performance, and relative TSR was below threshold performance. Final awards were equal to 75% of target.

Other Policies & Practices

Stock Ownership & Holding Requirements

To reinforce the importance of stock ownership to the company's compensation philosophy, the Compensation Committee has imposed ownership requirements since 2006. Executive officers and other colleagues subject to the policy are required

Compensation of Executive Officers

to meet and maintain a dollar value of ownership based on a multiple of salary. Ownership levels are evaluated as of September 30 each year based on then current stock prices. The colleague's current base salary is multiplied by his or her assigned multiple and compared to current holdings, valued based on a 30-day average closing stock price. After becoming subject to the guidelines, colleagues generally have five years to meet their ownership levels and thereafter must continue to meet the requirements on an on-going basis. Executive officers continue to be subject to a holding requirement equal to 50% of net shares received upon the exercises of a stock option or upon the release of full value awards. This amount of shares must be held until retirement or other departure from the company. The Compensation Committee may permit a discretionary hardship exemption from the ownership and/or holding requirements, on a case-by-case basis. Each of the NEOs, other than Mr. Harmening who has been with the company for less than two years, currently exceeds his or her ownership guidelines. In addition to the executive officers, stock ownership requirements extend to approximately 70 additional executive leaders and the shareholding requirements extend to approximately 1,200 additional senior leaders.

NEO Ownership Compared to Guidelines			
Executive	Multiple	Ownership Guideline	Market Value of Shares Owned (1)
Steinour	10X	$11,000,000	$75,178,851
McCullough	3X	1,950,000	6,556,527
Heller	3X	1,875,000	6,215,696
Harmening	3X	1,875,000	908,625
Houston	3X	1,800,000	6,139,341

(1) *Value of shares owned as reported in this column is based on the closing price of a share of Huntington common stock on January 31, 2019 ($13.24). Shares that count toward the share ownership requirement include unvested time-based RSUs and shares acquired and/or held: upon vesting or exercise of equity awards; pursuant to Huntington benefit plans; via open market purchase; and by an immediate family member sharing the same household.*

Hedging & Pledging Provisions

The Compensation Committee has a policy prohibiting Huntington's executive officers from hedging their ownership of Huntington stock, as this would be inconsistent with the goals of the compensation program. Prohibited hedging activity includes trading in financial instruments designed to hedge or offset any decrease in the market value of Huntington stock. These financial instruments include prepaid variable forward contracts, equity swaps, collars and exchange funds.

In addition, executive officers and directors are discouraged from pledging their Huntington securities. The general counsel may, however, grant consent to the pledge of shares owned by executive officers or directors in excess of stock ownership guidelines after consideration of the particular circumstances. Any such request, along with the general counsel's response, must be communicated to the Compensation Committee. None of Huntington's executive officers or directors currently has shares of Huntington stock pledged, or had shares pledged during 2018 or anytime during at least the past ten years.

Annual Long-Term Incentive Award Grant Practices

The 2018 Long-Term Incentive Plan permits the Compensation Committee to designate a grant date effective following the date of the committee action. The Committee has adopted a practice of granting equity awards on a pre-established date to avoid coinciding with trading blackouts. Since 2012 we have granted our annual long-term incentive awards effective May 1. The exercise price for each stock option award is equal to the fair market value of a share of common stock on the grant date. Under the company's stock plan, fair market value is generally defined as the closing price on the applicable date. We prohibit the repricing of stock options.

Compensation of Executive Officers

Recoupment / Clawback Provisions

Our Recoupment / Clawback Policy (Recoupment Policy) is a tool for recovery of incentive compensation in appropriate situations to the extent permitted (or required) by law and by the company's plans, policies and agreements. In addition, we have included clawback provisions in incentive plans for executive officers and for all employees. Our NEOs are subject to recoupment and clawback as set forth below.

Recoupment/Clawback Policy

Incentive Compensation subject to possible clawback or recoupment includes:

(a) any bonus or other cash incentive payment, including commissions, previously paid or payable, and

(b) any equity compensation, vested or unvested (including without limitation, performance shares and performance share units, restricted stock and restricted stock units and stock options) and net proceeds of any exercised or vested equity awards.

The policy is applicable to all colleagues, including the named executive officers. In general, situations that trigger a review under this policy involve behaviors or actions outside the bounds of the company's overall risk appetite and governance structure. In determining whether to require reimbursement or forfeiture of an executive officer's incentive compensation, the Compensation Committee shall take into account such considerations as it deems appropriate, such as the extent to which the employee's actions or inactions were in violation of the code of conduct; whether the action or inaction could reasonably be expected to cause financial or reputational harm to the company; the egregiousness of the conduct; the tax consequences to the affected employee; and other factors as the Committee deems appropriate under the circumstances. For employees who are not executive officers, the decision to recoup or clawback incentive compensation is made by the CEO jointly with the Chief Human Resources Officer, and reported to the Committee.

Specific provisions apply in the event of a financial restatement. If it is determined by the board of directors that gross negligence, intentional misconduct or fraud by an employee or former employee caused or partially caused the company to have to restate all or a portion of its financial statements, the board, in its sole discretion, may, to the extent permitted by law and the company's benefit plans, policies and agreements, and to the extent it determined in its sole judgment that it is in the best interests of the company to do so, require repayment of a portion or all of any incentive compensation if (1) the amount or vesting of the incentive compensation was calculated based upon, or contingent on, the achievement of financial or operating results that were the subject of or affected by the restatement; and (2) the amount or vesting of the Incentive Compensation would have been less had the financial statements been correct.

Further, pursuant to Section 954 of the Dodd-Frank Act, if the company is required to restate any of its financial statements because of a material financial reporting violation, the company shall recover the amount in excess of the incentive compensation payable under the company's restated financial statements, or such other amount required under the Dodd-Frank Act or any other applicable law or policy. The company shall recover this amount from any current or former employee who received incentive compensation during the three-year period preceding the date on which the restatement is required, or from any other individual specified in the Dodd-Frank Act.

Stock Plans

We have forfeiture and recoupment provisions in the 2018 Long-Term Incentive Plan specific to awards under this plan. Except following a change in control event, should the Compensation Committee determine that a participant has committed a serious breach of conduct or has solicited or taken away customers or potential customers with whom the participant had contact during the participant's employment with us, the Compensation Committee may terminate any outstanding award, in whole or in part, whether or not yet vested. If such conduct or activity occurs within three years following the exercise or payment of an award, the Compensation Committee may require the participant or former participant to repay to us any gain realized or payment received upon exercise or payment of such award. A serious breach of conduct includes, without limitation, any conduct prejudicial to or in conflict with Huntington or any securities law violations including any violations under the Sarbanes-Oxley Act of 2002. In addition, awards may be forfeited upon termination of employment for cause.

Annual Incentive Plan

The Management Incentive Plan (MIP) provides that if Huntington is required to restate any of its financial statements because of a material financial reporting violation, Huntington will recover the amount in excess of the award payable under Huntington's restated financial statements, or such other amount required under the Dodd-Frank Act. In addition, if the Compensation Committee determines that a participant took unnecessary or excessive risk, manipulated earnings, or engaged in any misconduct described in our Recoupment Policy, the Committee may terminate the participant's participation in the plan and require repayment of any amount previously paid in accordance with the Recoupment Policy, any other applicable policies and any other applicable laws and regulations.

Compensation of Executive Officers

Benefits

Executive officers participate in the same broad-based benefit programs generally available to all colleagues. A limited number of additional benefits are offered to executive officers and certain other officers and are designed to represent a modest portion of total compensation. Following is a list of the additional benefits and compensation elements offered to executive officers during 2018.

Supplemental Savings: The NEOs are eligible to participate in a supplemental defined contribution plan. This plan is further discussed following the Non-Qualified Deferred Compensation 2018 table below.

Deferred Compensation: Our Executive Deferred Compensation Plan, a non-qualified plan, provides a vehicle for participants to defer receipt of cash or stock to a time when taxes may be at a more personally beneficial rate and / or to save for long-term financial needs. This plan is discussed in more detail following the Non-Qualified Deferred Compensation 2018 table below.

Perquisites: A very limited number of perquisites are utilized at Huntington; they represent a small component of compensation. We offer an incurred expense reimbursement allowance for tax and financial planning to our NEOs, up to 2% of base salary per year. For the chief executive officer, we provide security monitoring of his personal residence, and for security, personal safety, and efficiency, use of our cars and drivers and a corporate aircraft. Personal use of the corporate aircraft is in accordance with Huntington's Aircraft Usage Policy. We also provide relocation benefits to senior level colleagues to facilitate transition when moving their residence to a new work location.

Employment Agreement: Only one executive officer, the CEO, has an employment agreement with us, which is described under "Mr. Steinour's Employment Agreement" below.

Severance Arrangements: Huntington has change-in-control agreements, referred to as Executive Agreements, with our NEOs. The objectives of the Executive Agreements are to provide severance protections for the NEOs in the event of a qualifying termination of employment in connection with a change-in-control of Huntington and to encourage their continued employment in the event of any actual or threatened change-in-control of Huntington. The Executive Agreements are further described under "Potential Payments upon Termination or Change in Control" below.

(Frozen) Supplemental Pension: The CEO is a participant in the frozen pension plan and a frozen supplemental defined benefit plan (both were frozen on December 31, 2013). These plans are further discussed under the Pension Benefits 2018 table, below.

Tax & Accounting Considerations

Internal Revenue Code Section 162(m) generally places a $1 million limit on the amount of compensation a publicly-traded company can deduct in any one year for certain executive officers. Historically, including when we made compensation decisions with respect to taxable years that began before the taxable year beginning January 1, 2018, Code Section 162(m) contained an exception to the $1 million limit on deductibility for "performance-based" compensation. Regulations under Code Section 162(m) required several requirements to be satisfied in order for compensation to qualify as performance-based. Over the years we have worked to balance our compensation philosophy with the goal of achieving maximum deductibility under Code Section 162(m). Certain awards outstanding under the 2015 Long-Term Incentive Plan were structured so that awards for "covered officers" might qualify as performance-based compensation deductible for federal income tax purposes under Code Section 162(m). To maintain flexibility and the ability to pay competitive compensation, we did not require all compensation to be deductible.

The "Tax Cuts and Jobs Act" eliminated the performance-based exception under Code Section 162(m), effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered executive officers (including stock

Compensation of Executive Officers

options) in excess of $1 million will not be deductible unless it qualifies for transition relief that applies to compensation paid under binding contracts that were in effect as of November 2, 2017. Because of the lack of regulatory and other guidance pertaining to the future interpretation of Code Section 162(m) and the transition rule, no assurance can be given that compensation intended to qualify for Code Section 162(m)'s performance-based exception in fact will. Further, the Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with Huntington's business needs. Huntington will continue to evaluate the impact of the elimination of the performance-based exception and the impact of the transition rule on its compensation programs. In addition, the Compensation Committee may award compensation in the future that is not fully deductible under Code Section 162(m) if the Compensation Committee believes that such compensation packages will best attract, retain, and award successful executives and contribute to achievement of Huntington's business objectives.

Huntington also takes into consideration Internal Revenue Code Section 409A with respect to non-qualified deferred compensation programs, and ASC 718, "Compensation — Stock Compensation" in administering its equity compensation program.

Compensation Tables

The following table sets forth the compensation paid by us and by our subsidiaries for each of the last three fiscal years ended December 31, 2018, to our principal executive officer, principal financial officer, and the three other most highly compensated executive officers serving at the end of 2018.

Summary Compensation 2018

Name and Principal Position (1)	Year	Salary	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (6)	All Other Compen-sation (7)	Total (8)
Stephen D. Steinour									
Chairman, President and CEO	2018	1,100,000	—	3,749,981	1,250,000	2,025,000	0	431,934	8,556,915
	2017	1,100,000	—	4,076,187	749,998	2,000,000	155,293	598,492	8,679,970
	2016	1,061,538	—	4,122,487	726,124	2,400,000	54,953	566,510	8,931,612
Howell D. McCullough III									
Chief Financial Officer and Senior Executive Vice President	2018	650,000	—	1,049,985	349,998	775,000	—	55,636	2,880,619
	2017	634,615	—	1,141,324	210,000	800,000	—	138,454	2,924,393
	2016	596,538	—	1,019,993	179,659	900,000	—	55,326	2,751,516
Paul G. Heller									
Chief Technology & Operations Officer, Senior Executive Vice President	2018	625,000	—	1,049,985	349,998	800,000	—	71,793	2,896,776
	2017	615,385	—	1,141,324	210,000	775,000	—	136,004	2,877,713
	2016	590,385	—	1,019,993	179,659	875,000	—	76,272	2,741,309
Andrew J. Harmening									
Consumer & Business Banking Director, Senior Executive Vice President	2018	615,385	650,000	899,989	300,000	720,000	—	56,537	3,241,911
	2017	383,077	250,000	611,415	112,498	720,000	—	48,486	2,125,476
Helga S. Houston									
Chief Risk Officer and Senior Executive Vice President	2018	600,000	—	899,989	300,000	735,000	—	64,360	2,599,349
	2017	580,769	—	978,275	179,997	700,000	—	106,647	2,545,688
	2016	542,308	—	892,483	157,201	850,000	—	79,861	2,521,853

Compensation of Executive Officers

(1) Mr. Steinour also serves as Chairman, President and Chief Executive Officer of The Huntington National Bank. Mr. Harmening joined The Huntington National Bank in May 2017 as Consumer and Business Banking Director and Senior Executive Vice President.

(2) In connection with Mr. Harmening joining Huntington in 2017, Mr. Harmening was offered a signing bonus in an aggregate amount of $1,500,000 to compensate him for lost opportunity with his previous employer. Mr. Harmening received $250,000 of his signing bonus in 2017 and $650,000 in 2018; the remainder is scheduled to be paid in 2019.

(3) The amounts in this column are the grant date fair values of awards of restricted stock units and performance share units determined for accounting purposes in accordance with FASB ASC Topic 718. The performance share units are valued at target. The assumptions made in the valuation are discussed in Note 14 "Share-Based Compensation" of the Notes to Consolidated Financial Statements for our financial statements for the year ended December 31, 2018. These awards were granted on May 1, 2018.

	Time-Vesting RSUs	Performance-Based PSUs (Target)	Total Stock Awards
Stephen D. Steinour	$999,986	$2,749,995	$3,749,981
Howell D. McCullough III	349,990	699,995	1,049,985
Paul G. Heller	349,990	699,995	1,049,985
Andrew J. Harmening	299,991	599,998	899,989
Helga S. Houston	299,991	599,998	899,989

The grant date value of the performance share units assuming the highest level of performance is set forth below.

	Dollar Value of Performance Share Units at Maximum Performance
Stephen D. Steinour	$4,124,992
Howell D. McCullough III	1,049,992
Paul G. Heller	1,049,992
Andrew J. Harmening	899,996
Helga S. Houston	899,996

(4) The amounts in this column are the grant date fair values of awards of stock options determined for accounting purposes in accordance with FASB ASC Topic 718. The assumptions made in the valuation are discussed in Note 14 "Share-Based Compensation" of the Notes to Consolidated Financial Statements for the year ended December 31, 2018.

Risk-Free Interest Rate	2.88%
Expected Volatility	24.0%
Expected Term	6.5 years
Expected Dividend Yield	3.71%

(5) The amounts in this column are the dollar value of annual incentive awards earned under the Management Incentive Plan for 2018. These awards will be paid in cash up to the target award amount; any amount earned in excess of target will be paid in RSUs which vest in three equal annual increments from the date of grant.

	2018 MIP Award Value	Amount Paid in Cash	Amount Paid in RSUs
Stephen D. Steinour	$2,025,000	$1,650,000	$375,000
Howell D. McCullough III	775,000	650,000	125,000
Paul G. Heller	800,000	625,000	175,000
Andrew J. Harmening	720,000	615,385	104,615
Helga S. Houston	735,000	600,000	135,000

(6) The amount in this column for the 2018 fiscal year represents the change in the actuarial present value of accumulated benefit from December 31, 2017 to December 31, 2018, under two defined benefit pension plans: the Retirement Plan and the Supplemental Retirement Income Plan, referred to as the SRIP. These plans were closed to new hires after December 31, 2009 and were frozen as of December 31, 2013. Benefits are based on levels of compensation and years of credited service as of December 31, 2013. The valuation method used to determine the present values, and all material assumptions applied, are discussed in Note 15 "Benefit Plans" of the Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2018. The change in present value for Mr. Steinour under each plan is detailed below. Pursuant to the instruction of the Securities and Exchange Commission, because the aggregate change in the actuarial present value of Mr. Steinour's benefit is negative for

Compensation of Executive Officers

fiscal year 2018, the change is not reported in the table. None of the other named executive officers are eligible to participate in these plans as they were employed after participation was closed to new hires. Additional detail about these plans is set forth in the discussion following the table of Pension Benefits 2018 below. There were no above-market or preferential earnings on non-qualified deferred compensation.

	Change in Present Value Retirement Plan	Change in Present Value SRIP	Total Change in Present Value
Stephen D. Steinour	$1,714	$(67,596)	$(65,882)

(7)   *All other compensation as reported in this column includes: our contributions to the Huntington 401(k) Plan, a defined contribution plan, referred to as the 401(k) Plan, and our Supplemental 401(k) Plan; perquisites and personal benefits valued at incremental cost to us; premiums for group term life insurance; and dividends paid on vesting of previously awarded RSUs. These amounts are detailed below.*

	Amounts Contributed to 401(k) Plan ($)	Amounts Contributed to Supplemental Plan ($)	Perquisites and Personal Benefits ($)	Group Term Life Insurance ($)	Dividends Paid Upon Vesting Event ($)	Total All Other Compensation ($)
Stephen D. Steinour	13,750	35,539	272,047	446	110,152	431,934
Howell D. McCullough III	13,750	18,000	0	446	23,440	55,636
Paul G. Heller	13,750	16,346	12,500	446	28,751	71,793
Andrew J. Harmening	13,750	22,769	19,572	446	0	56,537
Helga S. Houston	13,750	12,923	12,000	446	25,241	64,360

In the ordinary course of business, Huntington maintains a number of automobiles and has access to a corporate aircraft as needed to provide efficient and secure business transportation for senior management. When it is not otherwise needed for business travel, a corporate aircraft may be available to Mr. Steinour for personal usage for reasons of security, personal safety, and efficiency. The amount reported for Mr. Steinour includes the aggregate incremental cost to Huntington for personal use of a plane by Mr. Steinour during 2018. The incremental amount was based on an hourly rate and totaled $239,347, consisting of variable charges for crew, landing and parking, fuel and oil, radio maintenance and repairs, supplies and outside services. For efficiency and security Mr. Steinour is also permitted personal use of the automobiles, driven by Huntington security personnel, including for commuting, which permits him to work while traveling. The incremental cost of this usage to Huntington for 2018 was based on a rate per mile for fuel and maintenance and overtime costs for the drivers. Other perquisites and personal benefits for Mr. Steinour consisted of financial planning, security monitoring of his personal residence and a tax gross-up for a non-cash award. Perquisites and personal benefits for Mr. Harmening consisted of financial planning and a tax gross-up for a non-cash award. Perquisites and personal benefits for Mr. Heller and Ms. Houston consisted of financial planning. Perquisites and personal benefits were zero for Mr. McCullough.

(8)   *This column shows the total of all compensation for the fiscal year as reported in the other columns of this table.*

The table below sets forth potential opportunities for annual cash incentive awards under the Management Incentive Plan for Covered Officers and awards of RSUs, PSUs and stock options for 2018.

Compensation of Executive Officers

Grants of Plan-Based Awards 2018

Name	Grant Date	Date of Board or Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards ($) (6)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stephen D. Steinour												
Annual Incentive			825,000	1,650,000	3,300,000							
PSUs	5/1/2018	4/18/2018				92,843	185,685	278,528				2,749,995
Options	5/1/2018	4/18/2018								484,496	14.81	1,250,000
RSUs	5/1/2018	4/18/2018							67,521			999,986
Howell D. McCullough III												
Annual Incentive			325,000	650,000	1,300,000							
PSUs	5/1/2018	4/18/2018				23,633	47,265	70,898				699,995
Options	5/1/2018	4/18/2018								135,658	14.81	349,998
RSUs	5/1/2018	4/18/2018							23,632			349,990
Paul G. Heller												
Annual Incentive			312,500	625,000	1,250,000							
PSUs	5/1/2018	4/18/2018				23,633	47,265	70,898				699,995
Options	5/1/2018	4/18/2018								135,658	14.81	349,998
RSUs	5/1/2018	4/18/2018							23,632			349,990
Andrew J. Harmening												
Annual Incentive			307,693	615,385	1,230,770							
PSUs	5/1/2018	4/18/2018				20,257	40,513	60,770				599,998
Options	5/1/2018	4/18/2018								116,279	14.81	300,000
RSUs	5/1/2018	4/18/2018							20,256			299,991
Helga S. Houston												
Annual Incentive			300,000	600,000	1,200,000							
PSUs	5/1/2018	4/18/2018				20,257	40,513	60,770				599,998
Options	5/1/2018	4/18/2018								116,279	14.81	300,000
RSUs	5/1/2018	4/18/2018							20,256			299,991

(1) *Each of the named executive officers participated in the 2018 cycle of the Management Incentive Plan, our annual incentive plan. The award opportunities presented in the table are based on percentages of salary and threshold, target and maximum levels of corporate performance. Awards are subject to adjustment for individual and business unit performance. Actual awards earned for 2018 are reported in the Summary Compensation Table under the column headed "Non-Equity Incentive Compensation".*

(2) *Each of the named executive officers is a participant in the PSU award cycle commencing in 2018. These columns reflect the potential number of PSUs to be vested upon satisfaction of the applicable performance conditions as of December 31, 2020, at threshold, target and maximum performance.*

(3) *The Compensation Committee awarded RSUs to each of the named executive officers. These RSU awards vest over a period of four years, with 50% of the award vesting in year three and 50% of the award vesting in year four.*

(4) *The Compensation Committee awarded stock options to each of the named executive officers. These stock options vest in four equal annual increments beginning one year from the date of grant.*

(5) *Each stock option reported has a per share exercise price equal to the closing price of a share of Huntington common stock on the grant date, as reported on the Nasdaq Stock Market.*

(6) *The amounts in this column are the grant date fair values, for accounting purposes, of the awards of PSUs (at target), RSUs and stock options determined in accordance with FASB ASC Topic 718.*

Compensation of Executive Officers

The following table sets forth details about the unexercised stock options and unvested awards of RSUs and PSUs held by the named executive officers as of December 31, 2018.

Outstanding Equity Awards at Fiscal Year-End 2018

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options(#) Exercisable (1)	Number of Securities Underlying Unexercised Options(#) Unexercisable (1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have not Yet Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have not Vested ($) (4)
Stephen D. Steinour									
	5/1/2012	469,055		6.7700	5/1/2019				
	5/1/2013	558,552		7.0600	5/1/2020				
	5/1/2014	311,097		9.0800	5/1/2021				
	5/1/2015	207,927	69,310	10.8900	5/1/2025	83,925	1,000,390		
	2/16/2016					16,485	196,506		
	5/1/2016	167,626	167,627	10.0600	5/1/2026	181,009	2,157,625	258,584	3,082,323
	2/14/2017					53,217	634,344		
	5/1/2017	66,725	200,178	13.0900	5/1/2027	139,589	1,663,895	199,413	2,377,002
	2/28/2018					22,838	272,228		
	5/1/2018		484,496	14.8100	5/1/2028	68,660	818,423	188,816	2,250,691
Howell D. McCullough III									
	4/9/2014	40,524		9.8700	4/9/2021				
	5/1/2015	48,151	16,051	10.8900	5/1/2025	19,435	231,671		
	2/16/2016					9,177	109,394		
	5/1/2016	41,474	41,475	10.0600	5/1/2026	44,785	533,841	63,980	762,637
	2/14/2017					20,967	249,924		
	5/1/2017	18,683	56,050	13.0900	5/1/2027	39,085	465,892	55,835	665,551
	2/28/2018					10,792	128,640		
	5/1/2018		135,658	14.8100	5/1/2028	24,031	286,444	48,062	572,900
Paul G. Heller									
	5/1/2014	78,738		9.0800	5/1/2021				
	5/1/2015	48,151	16,051	10.8900	5/1/2025	19,435	231,671		
	2/16/2016					7,323	87,291		
	5/1/2016	41,474	41,475	10.0600	5/1/2026	44,785	533,841	63,980	762,637
	2/14/2017					19,971	238,054		
	5/1/2017	18,683	56,050	13.0900	5/1/2027	39,085	465,892	55,835	665,551
	2/28/2018					10,415	124,146		
	5/1/2018		135,658	14.8100	5/1/2028	24,031	286,444	48,062	572,900

Compensation of Executive Officers

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options(#) Exercisable (1)	Number of Securities Underlying Unexercised Options(#) Unexer-cisable (1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have not Yet Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have not Vested ($) (4)
Andrew J. Harmening									
	5/1/2017	10,008	30,027	13.0900	5/1/2027	20,938	249,580	29,911	356,541
	2/28/2018					7,830	93,336		
	5/1/2018		116,279	14.8100	5/1/2028	20,598	245,523	41,196	491,059
Helga S. Houston									
	5/1/2014	17,001		9.0800	5/1/2021				
	5/1/2015	43,773	14,592	10.8900	5/1/2025	17,669	210,610		
	2/16/2016					6,603	78,713		
	5/1/2016	36,290	36,290	10.0600	5/1/2026	39,187	467,106	55,981	667,298
	2/14/2017					20,638	246,005		
	5/1/2017	16,014	48,042	13.0900	5/1/2027	33,501	399,330	47,859	570,476
	2/28/2018					7,780	92,737		
	5/1/2018		116,279	14.8100	5/1/2028	20,598	245,523	41,196	491,059

(1) Awards of stock options granted in 2014 through 2018 become exercisable in four equal annual increments from the date of grant and are fully vested on the fourth anniversary. The earlier awards of stock options reported in the table have all become exercisable and are fully vested.

(2) The awards of RSUs granted on May 1st each year vest over a period of four years, with 50% of the award vesting in year three and 50% of the award vesting in year four. Each other award of RSUs reflected in this column was granted in partial payment of annual incentive earned under the MIP and vests in 3 equal increments over a period of 3 years commencing on the first anniversary of the date of grant. The awards granted on and after May 1, 2015, reflect the impact of dividend reinvestment.

(3) The market value of the awards of RSUs that have not yet vested was determined by multiplying the closing price of a share of Huntington common stock on December 31, 2018 ($11.92) by the number of units.

(4) The PSUs reported in these columns will vest subject to achievement of the applicable performance goals as of the end of a three-year performance period. Each PSU is equal to one share of common stock. The number of PSUs and the market value reported were determined on the basis of achieving target performance goals. The market value of the PSUs was determined by multiplying the closing price of a share of Huntington common stock on December 31, 2018 ($11.92) by the number of units. The PSUs granted on May 1, 2016 vested on December 31, 2018; awards will be released in April 2019 after final award values are determined and certified by the Compensation Committee. Awards granted on and after May 1, 2015, reflect the impact of dividend reinvestment.

Compensation of Executive Officers

The table below sets forth the number of shares that were acquired upon the exercise of options and the vesting of RSUs in 2018. Also included are shares acquired from the vesting of PSU awards for the cycle that ended December 31, 2017. These shares were released on April 18, 2018. Not reflected are shares to be received for the three-year PSU performance cycle that ended on December 31, 2018; the Compensation Committee expects to certify the results and determine the final award values in April 2019.

Option Exercises and Stock Vested 2018

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Stephen D. Steinour	2,124,432	20,044,212	398,905	6,011,811
Howell D. McCullough III	320,319	2,061,575	100,626	1,523,937
Paul G. Heller	—	—	102,836	1,559,383
Andrew J. Harmening	—	—	—	—
Helga S. Houston	—	—	93,932	1,424,578

(1) The value realized upon exercise of options reflects the difference between the market value of the shares on the exercise date and the exercise price of the options. The value realized upon vesting of stock awards (RSUs and PSUs) was determined by multiplying the number of shares by the market value on the vesting date. Mr. Steinour deferred 240,762 shares, Mr. McCullough deferred 51,605 shares, and Ms. Houston deferred 14,643 shares, respectively, acquired upon vesting pursuant to the terms of the Executive Deferred Compensation Plan described below.

Compensation of Executive Officers

We maintain two plans under which executive officers may defer compensation on a non-qualified basis: the Supplemental 401(k) Plan (formerly the Supplemental Stock Purchase and Tax Savings Plan and Trust) referred to as the Supplemental Plan, and the Executive Deferred Compensation Plan, referred to as the EDCP. For each named executive officer, information about participation in the Supplemental Plan and the EDCP is contained in the table below.

Nonqualified Deferred Compensation 2018

Name	Executive Contributions in Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($) (1)	Aggregate Earnings (Loss) in Last Fiscal Year($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last Fiscal Year End($) (2)
Stephen D. Steinour					
Supplemental Plan	35,539	35,539	(149,527)	0	797,210
EDCP	3,627,938	—	(2,868,399)	0	15,230,181
Howell D. McCullough III					
Supplemental Plan	45,000	18,000	(43,812)	0	224,496
EDCP	769,581	—	(241,670)	0	1,647,784
Paul G. Heller					
Supplemental Plan	16,346	16,346	(12,038)	0	58,317
EDCP	31,250	—	(2,807)	0	28,443
Andrew J. Harmening					
Supplemental Plan	22,769	22,769	(8,977)	0	36,562
EDCP	—	—	—	—	—
Helga S. Houston					
Supplemental Plan	16,154	12,923	(29,606)	0	155,535
EDCP	213,303	—	(143,078)	0	889,141

(1) The employer contributions are also reported in the Summary Compensation Table under "All Other Compensation".

(2) The year-end balances in this column reflect the impact of our employer matching contributions under the Supplemental Plan made and reported as compensation for the named executive officers for 2016 and 2017 in the Summary Compensation Table under "All Other Compensation" as follows: $63,693 for Mr. Steinour, $33,777 for Mr. McCullough, $17,231 for Mr. Heller and $23,000 for Ms. Houston.

The Supplemental 401(k) Plan

The purpose of the Supplemental Plan is to provide a supplemental savings program for eligible employees (as determined by the Compensation Committee) who may otherwise be limited by Internal Revenue Code limits to the Huntington 401(k) Plan, a tax qualified 401(k) plan referred to as the 401(k) Plan. Eligible individuals elect to participate in the Supplemental Plan and designate the percentage of base pay that is to be contributed to the Supplemental Plan — between 1% and 75% of base pay — prior to the beginning of each Plan year. All contributions to the Supplemental Plan are on a pre-tax basis. We then match contributions up to 100% on the first 4% of base compensation. Under the Supplemental Plan, employee contributions can be invested in any of the available investment alternatives as in the 401(k) Plan. Our matching contributions are invested in Huntington common stock, but can be diversified at any time. A participant cannot receive a distribution of any part of their Supplemental Plan account until his or her employment terminates. Once employment terminates, shares of common stock in a participant's account are to be distributed to the participant in-kind. Distributions from the Supplemental Plan are subject to federal and state income tax withholding.

Compensation of Executive Officers

The Executive Deferred Compensation Plan

The EDCP provides senior officers designated by the Compensation Committee the opportunity to defer up to 90% of base salary, annual bonus compensation and certain equity awards. An election to defer can only be made on an annual basis and is generally irrevocable. Generally, contributions to this plan consist of compensation deferred by the participants. Deferrals of common stock are held as common stock until distribution. Cash amounts deferred will accrue interest, earnings and losses based on the performance of the investment option selected by the participant and tracked by a book-keeping account. Contributions can be invested in any of the available investment options under the 401(k) Plan.

At the time of each deferral election, a participant elects the method and timing of account distribution to be effective upon a separation of service. In addition, a participant may elect an in-service distribution. Accounts distributed upon a separation of service may be distributed in a single lump sum payment or in installments. A participant may request a hardship withdrawal prior to a separation of service. In addition, for amounts earned and vested on or before December 31, 2004, a participant may obtain an in-service withdrawal subject to a 10% penalty and suspension of future contributions for at least 12 months. Cash that is deferred is paid out in cash, except that any cash that is invested in our common stock at the time of distribution is distributed in shares. Common stock that is deferred is distributed in kind.

The table below sets forth the rate of return for the one-year period ending December 31, 2018 for each of the investment options under the Supplemental Plan and the EDCP.

AF EUROPAC GROWTH R6	(14.91)%	VANG INST TR 2020	(4.21)%
FEDERATED BOND INST	(2.84)%	VANG INST TR 2025	(5.02)%
FED TOT RT GVT BD IS	1.16%	VANG INST TR 2030	(5.82)%
FED TREAS OBS IS	1.72%	VANG INST TR 2035	(6.56)%
FID CONTRAFUND K6	(2.15)%	VANG INST TR 2040	(7.31)%
HUNTINGTON STOCK	(15.25)%	VANG INST TR 2045	(7.87)%
OPP DEVELOPING MKT I	(11.79)%	VANG INST TR 2050	(7.87)%
PIM INTL BD U$$H I	2.63%	VANG INST TR 2055	(7.84)%
PIM LOW DUR INST	0.51%	VANG INST TR 2060	(7.88)%
TRP INST MDCPEQ GTH	(2.23)%	VANG INST TR 2065	(7.84)%
TRP INST SM CAP STK	(3.07)%	VANG INST TR INCOME	(1.98)%
VANG EQUITY INC ADM	(5.65)%	VANG TOT BD MKT INST	(0.01)%
VANG INFL PROT ADM	(1.39)%	VANG TOT INTL STK IS	(14.39)%
VANGUARD INST INDEX	(4.42)%	VANG WELLINGTON ADM	(3.35)%
VANG INST TR 2015	(2.91)%		

Compensation of Executive Officers

Huntington's Retirement Plan and Supplemental Retirement Income Plan, the SRIP, were frozen as of December 31, 2013. Only employees hired before January 1, 2010, are eligible to participate in these plans, as frozen. Mr. Steinour is the only named executive officer participating in both of these plans. The table below presents information for the named executive officers under the Retirement Plan and the SRIP.

Pension Benefits 2018

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Stephen D. Steinour				
	Retirement Plan	5.0000	139,606	0
	SRIP	5.0000	962,962	0
Howell D. McCullough III				
	Retirement Plan	N/A	N/A	N/A
	SRIP	N/A	N/A	N/A
Paul G. Heller				
	Retirement Plan	N/A	N/A	N/A
	SRIP	N/A	N/A	N/A
Andrew J. Harmening				
	Retirement Plan	N/A	N/A	N/A
	SRIP	N/A	N/A	N/A
Helga S. Houston				
	Retirement Plan	N/A	N/A	N/A
	SRIP	N/A	N/A	N/A

(1) Years of credited service reported in the table are the final years of credited service, frozen as of December 31, 2013.

(2) This column reflects the actuarial present value of the executive officer's accumulated benefit under the Retirement Plan and the SRIP as of December 31, 2018. The valuation method used to determine the benefit figures shown, and all material assumptions applied, are discussed in Note 15 "Benefit Plans" of the Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2018.

The NEOs other than Mr. Steinour were hired after January 1, 2010 and are not eligible to participate in the Retirement Plan. Eligibility for participation in the SRIP is limited to employees eligible to participate in the Retirement Plan who (a) have been nominated by the Compensation Committee; and (b) earn compensation in excess of the limitation imposed by Internal Revenue Code Section 401(a)(17) or whose benefit exceeds the limitation of Code Section 415(b).

Benefits under both the Retirement Plan and the SRIP are based on levels of compensation and years of credited service. Benefits under the SRIP, however, are not limited by Code Sections 401(a)(17) and 415(b). Code Section 401(a)(17) limits the annual amount of compensation that may be taken into account when calculating benefits under the Retirement Plan. For 2018, this limit was $275,000. Code Section 415 limits the annual benefit amount that a participant may receive under the Retirement Plan. For 2018, this amount was $220,000.

The benefit formula under the Retirement Plan was previously revised for benefits earned beginning on January 1, 2010. While the change did not affect the benefit earned under the Retirement Plan through December 31, 2009, there was a reduction in future benefits. The benefit earned in the Retirement Plan prior to January 1, 2010 is based on compensation earned in the five consecutive highest years of service. For service on and after January 1, 2010 and through December 31, 2013, the benefit earned in the Retirement Plan is based on compensation earned each year. For executives who are eligible for retirement or early retirement, the benefit earned in the SRIP is based on compensation earned in the five consecutive highest years of service and the Retirement Plan formula in effect on December 31, 2009. For executives who are not eligible Compensation of Executive Officers for retirement or early retirement, the accrued benefit under the SRIP is based on the Retirement Plan formula in effect on and after January 1, 2010. Compensation consists of base salary and 50% of overtime, bonuses, incentives and commissions paid pursuant to plans with a measurement period of one year or less. Bonuses are taken into account in the year paid rather than earned. A participant who is at least 55 years of age with at least 10 years of service may retire and receive an early retirement benefit, reduced to reflect the fact that he or she will be receiving payments over a longer period of time. Mr. Steinour became eligible for early retirement in 2018 under the Retirement Plan and the SRIP.

The years of credited service have been capped for participants to the actual years of service with us through December 31, 2013, the date the plans were frozen. The maximum years of credited service recognized by the Retirement Plan and the SRIP is 40.

Benefit figures shown are computed on the assumption that participants retire at age 65, the normal retirement age specified in the plans. The normal form of benefit under the Retirement Plan is a life annuity. The Retirement Plan offers additional forms of distribution that are actuarially equivalent to the life annuity. Benefits with a present value greater than the applicable dollar limit under Code Section 402(g) ($18,000 for 2018) are paid from the SRIP in the form of a life annuity. The SRIP also offers additional forms of distribution that are actuarially equivalent to the life annuity. Benefits with a present value equal to or less than the applicable dollar limit under Code Section 402(g) are paid in the form of a lump sum distribution.

Payments upon Termination of Employment or Change in Control

Each of our named executive officers has a change in control agreement with us referred to as an Executive Agreement. The purposes of these agreements are to encourage retention of our key executives and to provide protection from termination related to a change in control of our company. These agreements do not include a "golden parachute" excise tax gross-up provision or a right to terminate employment as a result of a change-in-control. In addition, these agreements contain restrictions relating to the disclosure of confidential information and competing with Huntington (three-year non-competition for the chief executive officer, and one year non-competition for the other named executive officers, post termination).

Huntington has an employment agreement with Mr. Steinour pursuant to which Mr. Steinour will continue to serve as Huntington's president and chief executive officer through December 31, 2019. The agreement became effective December 1, 2012 for an initial three-year term, subject to three-year renewal periods upon expiration of the initial term and each renewal term, unless either party gives timely notice of nonrenewal. Mr. Steinour's employment agreement provides for certain payments to him upon termination in certain situations other than a change in control.

In addition, each of the named executive officers has outstanding RSU awards and PSU awards which may be subject to accelerated vesting upon involuntary termination (not for cause), death or disability.

Executive Agreements

Under the Executive Agreements, change in control generally includes:

- the acquisition by any person of beneficial ownership of 25% or more of our outstanding voting securities;

- a change in the composition of the board of directors if a majority of the new directors were not appointed or nominated by the directors currently sitting on the board of directors or their subsequent nominees;

- a merger involving our company where our shareholders immediately prior to the merger own less than 51% of the combined voting power of the surviving entity immediately after the merger;

- the dissolution of our company; and

Compensation of Executive Officers

- a disposition of assets, reorganization, or other corporate event involving our company which would have the same effect as any of the above-described events.

Under each Executive Agreement, we, or our successor, will provide severance benefits to the executive officer if his employment is terminated (other than on account of the officer's death or disability or for cause):

- by us, at any time within 24 months after a change in control;

- by us, at any time prior to a change in control but after commencement of any discussions with a third party relating to a possible change in control involving such third party if the executive officer's termination is in contemplation of such possible change in control and such change in control is actually consummated within 12 months after the date of such executive officer's termination;

- by the executive officer voluntarily with good reason at any time within 24 months after a change in control of our company; and

- by the executive officer voluntarily with good reason at any time after commencement of change in control discussions if such change in control is actually consummated within 12 months after the date of such officer's termination.

Good reason generally means the assignment to the executive officer of duties which are materially different from such duties prior to the change in control, a reduction in such officer's salary or benefits, or a demand to relocate to an unacceptable location, made by us or our successor either after a change in control or after the commencement of change in control discussions if such change or reduction is made in contemplation of a change in control and such change in control is actually consummated within 12 months after such change or reduction. An executive officer's determination of good reason will be conclusive and binding upon the parties if made in good faith.

In addition to any accrued salary and annual cash incentive payable as of termination, severance payments and benefits under the Executive Agreements consist of:

- a lump-sum cash payment equal to three times annual base salary for the chief executive officer and two and one-half times annual base salary for each of the other named executive officers;

- a lump-sum cash payment equal to three times for the chief executive officer, and two and one-half times for the other named executive officers, of the greater of the executive's target annual incentive award for the calendar year during which the change in control occurs or the immediately preceding calendar year, provided the executive was a participant in the Management Incentive Plan during the calendar year, or the immediately preceding calendar year;

- a pro-rata annual incentive award paid upon a change in control under the Management Incentive Plan based on either the actual level of year-to-date performance, or the target award as a percent of base salary for the plan year preceding the change in control, whichever is greater, in accordance with the terms of the Management Incentive Plan;

- 36 months of continued insurance benefits for the chief executive officer, and 30 months for the other named executive officers;

- fees for outplacement services for the executive up to a maximum amount equal to 15% of the executive's annual base salary plus reimbursement for job search travel expenses up to $5,000;

- stock options, restricted stock, RSU, and PSU awards under our stock and incentive plans become vested according to the terms of the plans; and

- other benefits to which the executive was otherwise entitled including perquisites, benefits, and service credit for benefits.

Compensation of Executive Officers

The Executive Agreements also provide for 36 months of additional service credited for purposes of retirement benefits for the chief executive officer and 30 months for the other named executive officers. Because the Retirement Plan and the SRIP were frozen as of December 31, 2013, this provision will not operate to increase accrued benefits under these plans. Additional service and compensation earned after the freeze date are not included in the calculation of benefits under the Executive Agreements. The additional service period will count for purposes of determining vesting or entitlement to early retirement benefits under these plans. The chief executive officer is the only NEO participating in the Retirement Plan and the SRIP.

The Executive Agreements have a best-net-benefit clause which replaced the excise tax gross-ups. If an executive triggers the excise tax, the individual will either be "cut-back" to an amount that is $1 less than such amount that would cause the excise tax, or the executive will have the opportunity to pay the excise tax himself, depending on the result that provides the better after-tax result.

For a period of five years after any termination of the executive officer's employment, we will provide the executive officer with coverage under a standard directors' and officers' liability insurance policy at our expense, and will indemnify, hold harmless, and defend the officer to the fullest extent permitted under Maryland law against all expenses and liabilities reasonably incurred by the officer in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of having been a director or officer of our company or any subsidiary.

In the event an executive officer is required to enforce any of the rights granted under his Executive Agreement, we, or our successor, will pay the cost of counsel (legal and accounting). In addition, the executive officer is entitled to prejudgment interest on any amounts found to be due in connection with any action taken to enforce such officer's rights under the Executive Agreement.

As a condition to receiving the payments and benefits under the Executive Agreements, the executive officer will be required to execute a release. Severance benefits payable in a lump sum will be paid not later than 45 business days following the date the executive's employment terminates, subject to applicable laws and regulations.

The Executive Agreements are extended annually and are subject to an extension for 24 months upon a change in control. An Executive Agreement will terminate if the executive officer's employment terminates under circumstances that do not trigger benefits under the agreement. We may elect not to renew an agreement upon 30 days prior written notice.

The estimated payments and benefits that would be paid in the event each named executive officer terminated employment on December 31, 2018 and became entitled to benefits under his or her Executive Agreement are set forth below. For purposes of quantifying these benefits, we assumed that a change in control occurred on December 31, 2018 and that the executive officer's employment was terminated on that date without cause. The closing price of a share of our common stock on December 31, 2018, the last business day of the year, was $11.92.

Name	Cash Severance/ Retention (1)	Pro-Rata Bonus Value (2)	Total Out-placement Value (3)	Total Welfare Value (4)	Additional Retirement Value (5)	Performance Contingent Equity Value (6)	Time- Based Equity Accel. Value (7)	Scale Back Amount, if Applicable (8)	Final Benefit (9)
Steinour	$8,250,000	$2,025,000	$170,000	$54,341	$0	$4,625,589	$7,126,586	$ 0	$22,251,517
McCullough	$3,250,000	$ 775,000	$102,500	$47,971	$0	$1,191,203	$2,099,481	($575,485)	$ 6,890,671
Heller	$3,125,000	$ 800,000	$ 98,750	$57,413	$0	$1,191,203	$2,061,015	$ 0	$ 7,333,380
Harmening	$3,125,000	$ 720,000	$ 98,750	$53,407	$0	$ 423,800	$ 588,439	$ 0	$ 5,009,396
Houston	$3,000,000	$ 735,000	$ 95,000	$57,884	$0	$1,031,240	$1,822,553	($201,956)	$ 6,539,723

(1) *Multiple of base salary and target annual incentive, payable in a lump sum.*
(2) *Reflects full year annual incentive earned for fiscal year 2018 for each executive.*
(3) *Reflects 15% of base salary plus $5,000 for job search travel.*
(4) *Reflects 36 and 30-months of benefits for the CEO and other named executive officers, respectively.*

Compensation of Executive Officers

(5) Value of additional 36 and 30 months of credited service under the SRIP for the CEO and other named executive officers, respectively. Mr. Steinour is the only named executive officer participating in that plan. He has ten years of vesting/eligibility service and has attained early retirement eligibility as of December 31, 2018. As a result, there is no additional benefit to him as a result of the change-in-control.

(6) For performance share units (PSUs), a prorated value based on the estimated performance as of December 31, 2018; includes dividend equivalents.

(7) In-the-money value of time-based unvested stock options and RSUs; includes dividend equivalents.

(8) Messrs. Steinour and Heller would not be subject to excise taxes if terminated following a CIC of Huntington on December 31, 2018; Mr. McCullough and Ms. Houston would be in a better after-tax position by scaling their respective CIC payments back to the Safe Harbor; and Mr. Harmening would be in a better after-tax position when paying the excise tax liability himself.

(9) The total benefit to the executive under a change-in-control of the company and termination of employment.

Mr. Steinour's Employment Agreement

Mr. Steinour's employment agreement provides for certain payments upon a termination of his employment without "cause" or for "good reason" (each as defined in the agreement). The potential payments under these agreements are described and quantified below.

Upon termination without "cause" or for "good reason", Mr. Steinour is entitled to payment of the following amounts:

- accrued amounts consisting of unpaid base salary through termination, earned but unpaid annual incentive payments for the prior period, accrued and unused paid time off and incurred but unreimbursed business expenses;

- a pro-rata incentive payment in respect of the fiscal year of the company in which the date of termination occurs, with such amount to equal the amount determined by the Compensation Committee based on the Company's actual performance for the fiscal year in which the date of termination occurs and otherwise on a basis no less favorable than annual incentive award determinations are made by the Compensation Committee for the company's executive officers; and

- a severance payment equal to two times his annual base salary and the higher of the target incentive payment for the year of termination or the incentive payment paid or payable with respect to the prior fiscal year; and

Mr. Steinour would also be entitled to payment and provision of any other amounts or benefits to which he was otherwise entitled.

If Mr. Steinour had terminated employment with us without "cause" or for "good reason" as of December 31, 2018, he would have been entitled to, in addition to accrued amounts and benefits, a pro rata annual incentive payment equal to $2,025,000 and a severance payment equal to $6,200,000.

If Mr. Steinour had terminated employment as of December 31, 2018, due to death or disability, he or his estate would have been entitled to a pro rata annual incentive payment for the year of termination (based on the company's actual performance for the fiscal year in which the date of termination occurs and otherwise on a basis no less favorable than annual incentive award determinations are made by the Compensation Committee for the company's executive officers) equal to $2,025,000 and accrued obligations and benefits.

If Mr. Steinour had terminated employment as of December 31, 2018 without "good reason" and due to his retirement, he would have been entitled to a pro rata annual incentive payment for the year of termination equal to $2,025,000. Mr. Steinour was not eligible for normal retirement benefits as of December 31, 2018.

Severance benefits and payments are subject to execution and non-revocation of a release of claims.

Compensation of Executive Officers

RSUs and PSUs — Potential Accelerated Vesting

Each of the named executive officers has outstanding RSU awards and PSU awards which are subject to accelerated vesting upon involuntary termination (not for cause), death or disability. The table below sets forth the value of the shares and accumulated dividends that would have been payable under outstanding grants of RSUs and PSUs to the respective officers upon involuntary termination (not for cause), death or disability as of December 31, 2018.

Name	Award Type (1)	For Cause (2)	Involuntary Termination (Not for Cause) (3)	Death (4)	Disability (5)
Stephen D. Steinour					
	RSU	—	$6,743,418	$6,743,418	$6,743,418
	PSU	—	$7,710,011	$7,710,011	$7,710,011
Howell D. McCullough III					
	RSU	—	$2,005,802	$2,005,802	$2,005,802
	PSU	—	$2,001,094	$2,001,094	$2,001,094
Paul G. Heller					
	RSU	—	$ 779,973	$1,881,751	$1,627,140
	PSU	—	$1,397,322	$2,001,094	$1,397,322
Andrew J. Harmening					
	RSU	—	$ 125,148	$ 588,443	$ 370,199
	PSU	—	$ 401,394	$ 847,595	$ 401,394
Helga S. Houston					
	RSU	—	$ 699,561	$1,662,280	$1,444,036
	PSU	—	$1,211,322	$1,728,829	$1,211,322

(1) In the event accelerated vesting applies to a prorated award rather than the full award, the proration is based on the number of months from the grant date to the month of termination. For PSUs awarded prior to 2018, proration is calculated on the target number of shares, subject to adjustment at the end of the performance cycle when the shares would be released along with all other PSU awards for the same cycle. Starting with 2018 PSU awards, PSUs are prorated at target and adjusted to reflect the lesser of target or the most recent performance result reported to the Compensation Committee. Dividends for awards granted prior to May 1, 2015 are accumulated and paid in cash. Dividends for awards granted on or after May 1, 2015 are reinvested and accumulated as additional award shares.

(2) There is full forfeiture of any unvested awards in the event of termination for cause.

(3) Involuntary termination (not for cause) results in accelerated vesting of a prorated number of shares unless the executive meets the "normal retirement" provisions which result in continued vesting post-termination.

(4) Termination in the event of death results in acceleration in full for all awards granted on or after May 1, 2016, and acceleration of a prorated number of shares for all awards granted prior to May 1, 2016. PSUs granted on and after May 1, 2016 that are subject to accelerated vesting due to termination in the event of death are not subject to adjustment at the end of the performance cycle.

(5) Termination due to disability results in accelerated vesting of a prorated number of shares for all awards granted prior to May 1, 2016 and after May 1, 2017; awards granted between May 1, 2016 and April 30, 2017 provide for acceleration of vesting in full. PSUs granted on or after May 1, 2016 that are subject to continued vesting due to termination in the event of disability are subject to adjustment at the end of the performance cycle.

Compensation of Executive Officers

Pay Ratio Disclosure

We are providing this disclosure pursuant to a rule adopted by the SEC implementing a mandate of the Dodd-Frank Act. The rule requires disclosure of the median annual total compensation of all employees, excluding the CEO, the annual total compensation of the CEO and the ratio of these amounts. For purposes of this disclosure, annual total compensation for both the median employee and the CEO is determined in accordance with the definition of annual total compensation as disclosed in the Summary Compensation Table.

In accordance with the rule, we are using the same median employee identified in the proxy statement for last year's annual meeting of shareholders because there has been no change in our employee population or our employee compensation arrangements that resulted in a significant change of the pay distribution to our employee population, or would significantly impact the pay ratio disclosure. The median employee was determined from among the company's employees (excluding the CEO) using a consistently applied compensation measure. The consistently applied compensation measure was 2017 W-2 Box 1 data as reflected in the company's payroll records for each colleague (full-time, part-time, seasonal or temporary, and on long-term leave, but excluding the CEO) employed as of December 29, 2017. The median employee provides customer service in the commercial banking division.

The median employee's annual total compensation for 2018 was determined for purposes of this disclosure. This ratio is a reasonable estimate calculated in a manner consistent with SEC Regulation S-K Item 402(u).

Median Employee Annual Total Compensation	$ 58,188
CEO Annual Total Compensation	$8,556,915
Ratio	147:1

Proposal 1 — Election of Directors

The board of directors proposes the election of thirteen directors at this annual meeting. Directors elected at the meeting will each serve a one-year term expiring at our 2020 annual meeting when their successors are duly elected and qualify.

Upon consultation with the Nominating and Corporate Governance Committee, the board of directors has increased the number of directors to thirteen, effective with this annual meeting, and has nominated the following directors currently serving: Lizabeth Ardisana, Ann B. (Tanny) Crane, Robert S. Cubbin, Steven G. Elliott, Gina D. France, Michael J. Hochschwender, John C. (Chris) Inglis, Peter J. Kight, Richard W. Neu, David L. Porteous, Kathleen H. Ransier, and Stephen D. Steinour. The board has also nominated Katherine M. A. (Allie) Kline.

For additional information about the selection of director nominees, see Director Nomination and Board Evaluation, above.

Unless otherwise directed, the shares represented by a properly submitted proxy will be voted FOR the election of each nominee. We have no reason to believe that any nominee will be unable or unwilling to serve as a director if elected. However, in the event that any of these nominees should become unavailable, the board of directors may decrease the number of directors pursuant to the bylaws, or the board of directors may designate a substitute nominee, for whom shares represented by a properly submitted proxy would be voted.

> **The board of directors recommends a vote *FOR* the election of each of the nominees for director.**

Election of Directors

Nominee Information

All of our nominees are seasoned leaders. Collectively they bring to our board an effective variety of skills, knowledge, experience and perspectives. We also have a mix of newer and longer-term directors among the nominees. See the charts under "Director Nomination and Board Evaluation" above which summarize the experience, background, tenure and age of the directors. The following provides biographical information regarding each of the nominees, including the specific business experience, qualifications, attributes and skills that the directors considered, in addition to prior service on the board, when the board determined to nominate them.

LIZABETH ARDISANA



Director since: 2016
Age: 67

Committees:
Risk Oversight Committee,
Technology Committee

Principal Occupation: Ms. Ardisana is the chief executive officer and the principal owner of the firm ASG Renaissance, LLC which she founded in 1987. ASG Renaissance is a technical and communication services firm. ASG Renaissance has more than 23 years of experience providing services to a wide range of clients in the automotive, environmental, defense, construction, healthcare, banking, and education sectors. Ms. Ardisana is also chief executive officer of Performance Driven Workforce, LLC, a scheduling and staffing firm which was founded in 2015 and has since expanded into five states.

Additional Business Experience and Information: As a Hispanic and female business owner, Ms. Ardisana is an active business and civic leader in Michigan. Ms. Ardisana has held numerous leadership positions in a variety of non-profit organizations, including the United Way for Southeastern Michigan (where she currently serves as chair), Skillman Foundation, CS Mott Foundation, Kettering University, Metropolitan Affairs Coalition and Focus: Hope. She was appointed by the governor of Michigan to the executive board of the Michigan Economic Development Corporation, and serves on its finance committee. Ms. Ardisana is also vice chair of the Wayne State University Physicians Group where she serves on the audit committee. She holds a bachelor's degree in Mathematics and Computer Science from the University of Texas, a master's degree in Mechanical Engineering from the University of Michigan and a master's degree in Business Administration from the University of Detroit. Ms. Ardisana was a member of the board of directors of Citizens Republic Bancorp, Inc. from 2004 to 2013, and a member of the board of directors of FirstMerit Corporation from 2013 to 2016. Ms. Ardisana brings significant leadership experience to the board.

Key Experience and Skills:

- Consumer/brand marketing products experience

- Experience in leading alignment of compensation with organizational strategy and performance

- Financial expertise

- Merger, acquisition/business development and/or joint venture experience

- Strategic technology leadership at a large, complex organization

Election of Directors

ANN B. (TANNY) CRANE



Director since: 2010
Age: 62

Committees:
Audit Committee,
Community Development
Committee,
Executive Committee,
Nominating and Corporate
Governance Committee

Principal Occupation: President and Chief Executive Officer, Crane Group Company. Since 2003, Ms. Crane has led Crane Group Company, a privately-held, diversified portfolio company comprised of businesses primarily serving the manufacturing and services markets, as well as managing investments in private equity firms, and real estate and bond portfolios. Ms. Crane joined the manufacturer, Crane Plastics Company, in 1987 as director of human resources, and became vice president of sales and marketing in 1993. She was named president in 1996.

Additional Business Experience and Information: Ms. Crane was appointed as a director for the Federal Reserve Bank of Cleveland in 2003. After serving as a director for five years, she was named chair of the board and served in that capacity for two years. Ms. Crane served on the board of directors for Wendy's International from 2003 to 2007. Ms. Crane and her company are widely recognized for their philanthropy throughout Central Ohio. Ms. Crane is an accomplished executive who is knowledgeable of the financial services industry and is deeply involved in community support and investment. Because of her knowledge and experience, Ms. Crane has been selected to serve on the Audit Committee, the Community Development Committee, the Executive Committee and the Nominating and Corporate Governance Committee.

Key Experience and Skills:

- Consumer products experience

- Experience in leading alignment of compensation with organizational strategy and performance

- Expertise in financial institution and regulatory matters

- Governmental experience; non-profit or non-financial regulatory expertise

- Merger, acquisition and/or joint venture experience

- Private equity management experience

ROBERT S. CUBBIN



Director since: 2016
Age: 61

Committees:
Compensation Committee (Chair),

Other Current Public Company Directorships:
Kelly Services, Inc.

Principal Occupation: Retired President and Chief Executive Officer of Meadowbrook Insurance Group. Mr. Cubbin retired in 2016 following a 30-year career with Meadowbrook Insurance Group during which he held various management positions. Mr. Cubbin joined the company as vice president and general counsel, primarily responsible for all legal and regulatory affairs. He was promoted to executive vice president in 1996 and then to president and chief operating officer in 1999, primarily responsible for all operational functions within the company. He became chief executive officer in 2001.

Additional Business Experience and Information: While with Meadowbrook, Mr. Cubbin led the formation of the firm's insurance company subsidiaries, their initial capital raising efforts and ultimately led the company's initial public offering and registration of its stock on the NYSE. He managed all negotiations, due diligence, integration and regulatory matters relative to dozens of acquisitions over his career. Mr. Cubbin served as a director of Meadowbrook Insurance Group, Inc., including during the time-period during which Meadowbrook was a public company. Previously Mr. Cubbin served on the board of directors of Citizens Republic Bancorp, Inc. from 2008 to 2013 and on the board of directors of FirstMerit Corporation from 2013 to 2016. He served as the chair of the audit committee at Citizens Republic Bancorp, Inc. Mr. Cubbin has served on the board of Kelly Services, Inc. since 2014, where he serves on the audit committee and as vice chair of the compensation committee. Mr. Cubbin previously served as a board member, executive committee member, and chair of the finance and investment committee of Business Leaders for Michigan, a non-profit organization, comprised of the state's senior executives of the state's largest job providers, which is focused on driving business development and economic change in the State of Michigan. Mr. Cubbin is a licensed attorney and member of the State Bar of Michigan. Mr. Cubbin is a broadly experienced executive who brings many years of expertise and leadership to our board and the committees on which he serves.

Key Experience and Skills:

- Consumer/brand marketing products experience

- Experience in leading alignment of compensation with organizational strategy and performance

- Financial expertise

- Legal experience

- Merger, acquisition/business development and/or joint venture expertise

- Senior executive experience at a publicly traded company

Election of Directors

STEVEN G. ELLIOTT



Director since: 2011
Age: 72

Committees:
Executive Committee,
Risk Oversight Committee
(Chair),

Other Current Public Company Directorships:
PPL Corporation

Principal Occupation: Retired Senior Vice Chairman, BNY Mellon. Mr. Elliott began a 23-year career with BNY Mellon in 1987 as head of finance for Mellon Financial Corporation. He was named chief financial officer in 1990, vice chairman in 1992, and senior vice chairman in 1998. Mr. Elliott also served as a director of Mellon Financial Corporation from 2001 until the merger with The Bank of New York in July 2007. He was then a director of BNY Mellon through July 2008. Prior to joining Mellon, Mr. Elliott served as chief financial officer of First Commerce Corporation, corporate controller of Crocker National Bank, senior vice president of Continental Illinois National Bank, and corporate controller of United California Bank. Mr. Elliott also has experience as a certified public accountant.

Additional Business Experience and Information: While at Mellon, Mr. Elliott led a number of the company's servicing businesses and was co-leader of the integration of The Bank of New York and Mellon Financial Corporation when they merged in 2007. Mr. Elliott led strategic acquisitions, divestitures and restructurings, and he also held various business leadership roles in asset servicing, securities lending, foreign exchange, capital markets, global cash management, technology and institutional banking. Mr. Elliott also has substantial public company director experience, currently serving on the board of PPL Corporation where he chairs the audit committee and serves on the executive and finance committees. He previously served on the board of Alliance Bernstein, from 2011 to 2017, where he was lead director and chair of the audit committee, and served on its executive and compensation committees. Mr. Elliott has also served as a director of The Huntington National Bank since 2011. As an experienced financial services executive, Mr. Elliott brings valuable insight and advice to our board and to his role as chairman of the board's Risk Oversight Committee, where his experience contributes to building strong and effective risk management.

Key Experience and Skills:

- Audit — Internal or External Experience

- Experience in leading alignment of compensation with organizational strategy and performance

- Expertise in financial institution and regulatory matters

- Leadership in enterprise risk management function

- Merger, acquisition and/or joint venture experience

- Senior executive experience at a public traded company

- Strategic technology leadership at a large, complex organization

Election of Directors

GINA D. FRANCE



Director since: 2016
Age: 60

Committees:
Audit Committee

Other Current Public Company Directorships:
Cedar Fair LP;
CBIZ, Inc.

Principal Occupation: Chief Executive Officer and President of France Strategic Partners LLC, a strategy and transaction advisory firm serving corporate clients across the country. Before founding France Strategic Partners in 2003, Ms. France was a managing director of Ernst & Young LLP where she led a national client-facing strategy group. She has served as a strategic advisor to over 250 companies throughout the course of her career.

Additional Business Experience and Information: Ms. France has more than 35 years of strategy, investment banking and corporate finance experience. Previously Ms. France was an investment banker with Lehman Brothers in New York and San Francisco. Prior to Lehman Brothers, she served as the international cash manager of Marathon Oil Company. Ms. France has served on several corporate boards including: Cedar Fair LP (audit committee chair); CBIZ, Inc.; FirstMerit Corporation (nominating and governance committee chair); Dawn Food Products, Inc. and Mack Industries. She is a trustee of Baldwin Wallace University. Ms. France brings many years of finance, investment banking, financial reporting, risk oversight and corporate strategy experience to our board and the committees on which she serves.

Key Experience and Skills:

- Audit — Internal or External Experience

- Expertise in financial institution and regulatory matters

- Financial expertise

- Leadership in enterprise risk management function

- Merger, acquisition/business development and/or joint venture expertise

- Private equity management experience

J. MICHAEL HOCHSCHWENDER



Director since: 2016
Age: 58

Committees:
Community Development Committee

Principal Occupation: President and CEO of The Smithers Group, Inc., Akron, Ohio, a private group of companies that provides technology-based services to global clientele in a broad range of industries. Under Mr. Hochschwender's leadership since 1996, Smithers has experienced rapid growth, technological diversification and geographic expansion through an aggressive series of acquisitions as well as organic growth.

Additional Business Experience and Information: Mr. Hochschwender was a director of FirstMerit Corporation for ten years and served as a member of the audit committee and compensation committee. Mr. Hochschwender has more than 20 years of corporate management and consulting experience. Mr. Hochschwender holds a master's degree from the Wharton School of Business at the University of Pennsylvania and a bachelor's degree from Tulane University. He also served five years in the U.S. Navy SEAL Teams, deploying to Southeast Asia and the Middle East. He is active in local health, civic and educational organizations, currently serving on the boards of Ohio Foundation of Independent Colleges, and The University of Akron Foundation. Previously Mr. Hochschwender has served on the boards of the Akron General Medical Center, the Greater Akron Chamber of Commerce, Old Trail School, and The American Council of Independent Laboratories. Mr. Hochschwender was elected a Trustee of Burton D. Morgan Foundation in 2012. Mr. Hochschwender brings substantial leadership, executive experience and business experience in the northeast Ohio market to the board of directors.

Key Experience and Skills:

- Experience in leading alignment of compensation with organizational strategy and performance

- Financial expertise

- Merger, acquisition/business development and/or joint venture expertise

- Strategic technology leadership at a large, complex organization

Election of Directors

JOHN C. (CHRIS) INGLIS



Director since: 2016

Age: 64

Committees:
Nominating and Corporate Governance Committee,
Technology Committee

Other Current Public Company Directorships:
FedEx Inc.;
KeyW Corp.

Principal Occupation: Mr. Inglis is currently a Distinguished Visiting Professor of Cyber Studies at the U.S. Naval Academy. He previously served for 28 years at the National Security Agency (NSA) as a computer scientist and operational manager, retiring in 2014 as the Agency's deputy director and senior civilian leader. In this role, he acted as the NSA's chief operating officer responsible for guiding and directing strategies, operations and policy.

Additional Business Experience and Information: Prior to joining NSA, Mr. Inglis served on active duty in the U.S. Air Force for 9 years. Upon joining NSA, Mr. Inglis served for a further 21 years with the Air National Guard before retiring as an Air Force Brigadier General in 2006. His NSA service spanned a total of 28 years. His military service included command at the squadron, group and joint force headquarters and he holds a Command Pilot rating. From 2014 – 2018, Mr. Inglis served on, or co-chaired three U. S. Department of Defense Science Board studies on cyber threat and strategy. He is currently serving on the U.S. Cyber Solarium Commission, charged by the U.S. Congress with making recommendations for US national cyber strategy. He is a member of the U.S. Strategic Command's Strategic Advisory Group and leads its Intelligence Panel. He is a member of the Director of National Intelligence's Strategic Advisory Board of Visitors and serves as a director of FedEx Inc. and KEYW Corp. Mr. Inglis' leadership and his expertise in cybersecurity strengthen the governance of the board and the Technology Committee.

Key Experience and Skills:

- Cybersecurity expertise

- Leadership in enterprise risk management function

- Strategic technology leadership at a large, complex organization

Election of Directors

PETER J. KIGHT



Director since: 2012

Age: 62

Committees:
Technology Committee (Chair),
Compensation Committee,

Other Current Public Company Directorships:
Blackbaud, Inc.,
Thunder Bridge Acquisitions, Ltd.

Principal Occupation: Private Investor. Mr. Kight served as co-chairman and managing partner (January 2010 to April 2013) and as senior advisor (April 2013 to April 2015) with Comvest Partners, a private investment firm providing equity and debt capital to middle market companies across the United States, including financial services and technology companies, with over $1.2 billion in capital under management. Previously, Mr. Kight served as director and vice chairman of Fiserv following Fiserv's acquisition of CheckFree, a leading provider of electronic commerce services and products, in December 2007. Mr. Kight founded CheckFree in 1981. Mr. Kight served on the board of directors of Fiserv from 2007 to 2012.

Additional Business Experience and Information: As founder, chairman and chief executive officer of CheckFree, Mr. Kight was an innovator in providing electronic funds transfer services to businesses and consumers, and in developing infrastructures to support new services that enable and simplify the electronic movement and management of personal and business finances. Under Mr. Kight's leadership, CheckFree expanded its scope to multiple types of payments and processing infrastructures, leveraging business intelligence to detect and prevent fraud, electronic billing, reconciliation, and operational risk management capabilities — through internal development and nearly 30 acquisitions. Mr. Kight currently serves on the boards of Blackbaud, Inc. and Thunder Bridge Acquisitions, Ltd. Mr. Kight has served on the boards of director for Akamai Technologies, Inc. from 2004 to 2012 and for Manhattan Associates, Inc. from 2007 to 2011. Mr. Kight brings to the board substantial leadership abilities and significant expertise in financial services technology and payment systems.

Key Experience and Skills:

- Cybersecurity experience

- Experience in financial institution and regulatory matters

- Experience in leading alignment of compensation with organizational strategy and performance

- Merger, acquisition/business development and/or joint venture experience

- Private equity management experience

- Senior executive experience at a publicly traded company

- Strategic technology leadership at a large, complex organization

KATHERINE M. A. (ALLIE) KLINE



Director since: —

Age: 47

Committees:
Technology Committee

Other Current Public Company Directorships:
Pier 1 Imports, Inc.

Principal Occupation: Ms. Kline most recently served as Chief Marketing and Communications Officer for Oath, Inc., the Verizon Communications, Inc. subsidiary consisting of 20+ distinctive digital brands reaching 1 billion consumers including AOL, HuffPost, MAKERS, TechCrunch, Tumblr, and Yahoo. Ms. Kline served in this role from Oath's formation in 2017 following Verizon's acquisition of Yahoo to July 2018, where she was responsible for all consumer and B2B marketing, external and internal communications, brand strategy and creative, and corporate citizenship and cause marketing. She also served as the head of MAKERS, Oath's prominent women's media brand. Ms. Kline held the position of chief marketing and communications officer for AOL from 2013 to 2017 prior to and following Verizon's acquisition of AOL in 2015. From January 2013 until June 2015, she was the chief marketing officer of AOL Platforms, (a division of AOL). From 2011 to 2012, Ms. Kline held the position of chief marketing officer for 33across, a leading data and analytics company in the digital advertising space. Prior to that, from 2008 to 2011, Ms. Kline held the position of vice president, marketing for Brand Affinity Technologies, a digital sports and celebrity endorsement marketing platform.

Additional Business Experience and Information: Ms. Kline has served on the board of directors of Pier 1 Imports, Inc. since September 2018 where she is a member of the compensation committee. She is also a board member of the National Forest Foundation, serving on the development and marketing committee and grants committee since September 2018. Additionally, she founded and chaired the board of trustees of Oath's Charitable Foundation, which is focused on improving the lives of women, girls, and underserved youth. She also previously chaired the AOL Foundation, was a member of the executive committee for the Internet Advertising Board of Directors and served on the board of The Female Quotient. Earlier in her career, Ms. Kline held digital media and marketing leadership positions with Launch Ideas, Unicast (acquired by Sizmek), InterVU (acquired by Akamai Technologies), and the Washington Wizards. Ms. Kline is renowned for her business, marketing, and communications expertise and will be a valuable addition to our board of directors and Technology Committee.

Key Experience and Skills:

- Consumer and B2B marketing and branding

- Merger, acquisition/business development and/or joint venture experience

- Senior executive experience at a publicly traded company

- Strategic technology leadership at a large, complex organization

Election of Directors

RICHARD W. NEU



Director since: 2010

Age: 63

Committee Memberships:
Audit Committee (Chair),
Executive Committee

**Other Current Public
Company Directorships:**
Tempur Sealy International, Inc.;
Oxford Square Capital Corp.

Principal Occupation: Retired Chairman, MCG Capital Corporation. Mr. Neu served as chairman of the board of the Washington, D.C.-based MCG Capital Corp. from 2009 to 2015, until its sale to PennantPark Floating Rate Capital Ltd. He also served as chief executive officer from October 2011 to November 2012. MCG was a publicly traded business development corporation providing financing to middle market companies throughout the United States. He first joined the MCG board in 2007, and served as a member of the audit, nominating and corporate governance, and the valuation and investment committees. From 1995 to 2004, Mr. Neu served as executive vice president, chief financial officer, treasurer, and director for both Charter One Financial, Inc. and Charter One Bank. He assumed this role following the merger of First Federal of Michigan and Charter One Financial, Inc. Mr. Neu joined First Federal of Michigan in 1985 as chief financial officer, and was elected to the board of directors in 1992.

Additional Business Experience and Information: Mr. Neu has served on the board of Tempur Sealy International, Inc. since 2015 and is currently its lead director. He also serves on the Tempur Sealy compensation and audit committees. Mr. Neu has served on the board of Oxford Square Capital Corp. since December 2016 and is currently chair of the Oxford Square Capital audit and nominating and corporate governance committees. Mr. Neu also serves on the Oxford Square Capital Corp. valuation and compensation committees. Mr. Neu served on the board of the Dollar Thrifty Automotive Group from 2006 to 2012 until its sale to Hertz Corporation. He served as the lead director from December 2011 to November 2012, and served as chairman of the board from November 2010 to December 2011. He previously served as chairman of the audit committee and as a member of the corporate governance committee. Mr. Neu possesses a comprehensive knowledge of our bank markets, as well as extensive knowledge of the banking industry. He has led numerous bank acquisitions and integrations. Mr. Neu has also served as a director of The Huntington National Bank since 2013. Mr. Neu's knowledge and diverse business experience, as well as financial acumen, make him a valued member of the board and chair of the board's audit committee.

Key Experience and Skills:

• Audit — Internal or External Experience

• Expertise in financial institution and regulatory matters

• Financial expertise

• Merger, acquisition/business development and/or joint venture expertise

• Private equity management experience

• Senior executive experience at a publicly traded company

Election of Directors

DAVID L. PORTEOUS



Director since: 2003
Age: 66

Lead Director

Committees:
Executive Committee (Chair),
Nominating and Corporate
Governance Committee (Chair),
Risk Oversight Committee

Principal Occupation: Attorney, McCurdy, Wotila & Porteous, P.C. and Lead Director, Huntington. Mr. Porteous has practiced law for more than 38 years with a focus on corporate and municipal law and government relations. He has been a partner with McCurdy, Wotila & Porteous, P.C. since 2008, and prior to joining that firm he managed his own law practice for more than 20 years.

Additional Business Experience and Information: Mr. Porteous is a recognized authority on economic development and has served on the boards of directors of the Michigan Economic Development Corporation (MEDC), the Michigan Economic Growth Authority (MEGA), where he was chairman of the executive committee, the Michigan Strategic Fund, where he was chairman, and the Michigan Chamber of Commerce. Mr. Porteous is a former director of the Federal Home Loan Bank of Indianapolis where he also chaired the audit committee. He also was on the board of trustees of Michigan State University for more than eight years and was chairman of the board from 2003 to 2006 and was a member of its finance and audit committees. He is also on the board of the Michigan State University College of Law and serves on its executive committee. Mr. Porteous served as a director of Jackson National Life Insurance of New York from 2002 to 2016, where he has served as a member of the audit, risk and compensation committees. Mr. Porteous has also served as a director of The Huntington National Bank since 2004. Mr. Porteous regularly lectures on corporate governance and was one of three finalists for the New York Stock Exchange 2015 Independent Lead Director of the Year award. Mr. Porteous has an extensive legal background and possesses valuable experience in corporate and finance related matters, as well as an extensive knowledge of Huntington's markets. These attributes make him an effective lead director, member of the Risk Oversight Committee and chair of the Executive Committee and the Nominating and Corporate Governance Committee.

Key Experience and Skills:

- Audit — Internal or External Experience

- Expertise in financial institution and regulatory matters

- Financial expertise

- Governmental experience; non-profit or non-financial regulatory expertise

- Legal experience

- Merger, acquisition/business development and/or joint venture expertise

Election of Directors

KATHLEEN H. RANSIER



Director since: 2003
Age: 71

Committees:
Community Development
Committee (Chair),
Compensation Committee

Principal Occupation: Ms. Ransier is a retired partner in the Columbus office of Vorys, Sater, Seymour and Pease LLP where she practiced with the corporate group through December 2012. Ms. Ransier practiced law through her own private practice, Ransier & Ransier, for 26 years prior to joining Vorys, Sater, Seymour and Pease LLP in 2001. An attorney for almost 40 years, Ms. Ransier's practice included transactional, commercial real estate, business organization, non-profit, and business development. From 1974 to 1976, Ms. Ransier was a securities attorney at the Ohio Department of Commerce Division of Securities. Ms. Ransier served as special counsel for the Ohio Attorney General from 1976 to 1994. She served as special counsel to the Franklin County Probate Court from 1985 to 1990, and has been appointed to boards and commissions by The Supreme Court of Ohio.

Additional Business Experience and Information: Ms. Ransier is very active in numerous professional, academic, cultural, social, community, economic development, and civic organizations. Ms. Ransier has served on numerous boards for civic organizations, educational institutions and non-profits, including: The Ohio State University Alumni Association, the Greater Columbus Arts Council, and the Supreme Court of Ohio Commission on Professionalism. Ms. Ransier has served on the board of the Columbus Regional Airport Authority since 1997, and served as chair from 2003 to 2009. Ms. Ransier brings analytical skills and a broad range of expertise in law and regulation to the board, and her substantial community involvement serves her well as chair of the board's Community Development Committee.

Key Experience and Skills:

- Consumer/brand marketing products experience

- Expertise in financial institution and regulatory matters

- Governmental experience; non-profit or non-financial regulatory expertise

- Legal experience

- Merger, acquisition/business development and/or joint venture expertise

Election of Directors

STEPHEN D. STEINOUR



Director since: 2009
Age: 60

Committees:
Executive Committee

Other Current Public Company Directorships:
Exelon Corporation;
L Brands, Inc.

Principal Occupation: Chairman, President and Chief Executive Officer, Huntington Bancshares Incorporated and The Huntington National Bank. Mr. Steinour has served as our chairman, president and chief executive officer, and has also served in these roles for The Huntington National Bank since January 2009. Mr. Steinour joined Huntington from CrossHarbor Capital Partners in Boston, where he served as a managing partner. Previously Mr. Steinour was with Citizens Financial Group in Providence, Rhode Island, from 1992 to 2008, where he served in various executive roles, with responsibilities for credit, risk management, wholesale and regional banking, consumer lending, technology and operations among others. He was named president in 2005 and chief executive officer in 2007.

Additional Business Experience and Information: Mr. Steinour serves on the Board of Directors of the Federal Reserve Bank of Cleveland, L Brands, Inc., Exelon Corporation, and is a member of the Bank Policy Institute. He is a Trustee of The Ohio State University Wexner Medical Center. Mr. Steinour is a member of The Columbus Partnership and serves on its Executive Committee, is Vice Chair of the Columbus Downtown Development Corporation, and is Vice Chair of the Ohio Business Roundtable. He previously served on the Board of Trustees of Liberty Property Trust, is a former Trustee of the Eisenhower Fellowships and the National Constitution Center and past Chairman of the Greater Philadelphia Chamber of Commerce. With more than 35 years of experience in all aspects of banking, Mr. Steinour brings extensive leadership experience, as well as broad knowledge of the banking industry to the board and his role as chief executive officer.

Key Experience and Skills:

- Business development / business creation and partnerships

- Consumer/brand marketing products experience

- Expertise in financial institution and regulatory matters

- Governmental experience; non-profit or non-financial regulatory expertise

- Leadership in enterprise risk management function

- Mergers and acquisitions, integrations and conversions

- Senior executive experience at a publicly traded company

- Strategic technology leadership at a large, complex organization

Proposal 2 — Ratification of the Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Audit Committee regularly evaluates the qualifications, performance, and independence of the independent registered public accounting firm, and whether the independent registered public accounting firm should be rotated.

After assessing the qualifications, performance and independence of PricewaterhouseCoopers LLP, our current auditors, the Audit Committee has again selected PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for 2019. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 2015. The Audit Committee and the board of directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of the company and its investors. Although not required, we are asking shareholders to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2019 because we value our shareholder's views on the company's independent registered public accounting firm and as a matter of good corporate governance. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP if its selection is not ratified by the shareholders.

Representatives of PricewaterhouseCoopers LLP regularly attend meetings of the Audit Committee and will be present at the annual meeting. These representatives will have an opportunity at the annual meeting to make a statement if they desire to do so and also will be available to respond to appropriate questions.

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

The table below reflects the aggregate fees and out of pocket expenses billed by PricewaterhouseCoopers LLP for services rendered for us for 2017 and 2018.

	Year ended	
Fees Billed by PricewaterhouseCoopers LLP	**December 31, 2017**	**December 31, 2018**
Audit Fees (1)	$5,332,392	$5,706,909
Audit-Related Fees (2)	868,560	657,770
Tax Fees (3)	1,261,150	1,500,875
All Other Fees (4)	862,174	181,621
Total	$8,324,276	$8,047,175

(1) Audit fees are fees for professional services rendered for the integrated audits of our annual consolidated financial statements, including the audit of the effectiveness of our internal control over financial reporting, quarterly reviews of the condensed consolidated financial statements included in Form 10-Q filings, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory/subsidiary financial statement audits, attestation reports required by statute or regulation and comfort letters and consents related to SEC filings.

(2) Audit-related fees generally include fees for assurance and related services that are traditionally performed by the independent registered public accounting firm. These services include attestation and agreed-upon procedures which address accounting, reporting and control matters that are not required by statute or regulation, pension plans and service organization control examinations. These services are normally provided in connection with the recurring audit engagement.

(3) The tax-related services were all in the nature of tax compliance, tax consulting and tax planning.

(4) All other fees were generally for advisory services rendered primarily in connection with compliance and governance assessments.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the audit fee negotiations associated with the retention of the independent registered public accounting firm. The Audit Committee has a policy that it will pre-approve all audit and non-audit services provided by the independent registered public accounting firm, and will not engage the independent registered public accounting firm to perform any specific non-audit services prohibited by law or regulation. The Audit Committee has given general pre-approval for specified audit, audit-related and tax services. The terms of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different term. The Audit Committee will annually review the services for which general pre-approval is given. The Audit Committee may revise the list of general pre-approved services from time to time, based upon subsequent determinations. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Pre-approval fee levels for all services to be provided by the independent registered public accounting firm are established annually by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

The Audit Committee may delegate pre-approval authority to a member of its committee, and has currently delegated pre-approval authority to its chair. The decisions of the chair or other member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting. All of the services covered by the fees disclosed above were pre-approved by the Audit Committee or its chair. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management. The Audit Committee has considered and determined that the services described above are compatible with maintaining the independent registered public accounting firm's independence.

> **The board of directors recommends a vote *FOR* the ratification of the appointment of PricewaterhouseCoopers LLP.**

Proposal 3 — Advisory Approval of Executive Compensation

As discussed in the Compensation Discussion and Analysis section of this proxy statement, our compensation philosophy is to pay for performance. Our program places heavy emphasis on performance-based compensation, particularly in the form of long-term incentives. We continually strengthen our compensation practices based on our philosophy, market best practices and feedback received from shareholders. Our compensation policies, practices and decisions for executive officers are described in detail under "Compensation of Executive Officers" above.

We believe that our compensation policies and procedures strongly align the interests of executives and shareholders. We encourage our executives to focus on long-term performance with long-term incentives and also stock ownership and retention requirements. We further believe that our culture focuses executives on sound risk management and appropriately rewards executives for performance. The resolution set forth below gives the shareholders the opportunity to vote on the compensation of our executives. Consideration of this resolution is required pursuant to Section 14A of the Securities Exchange Act of 1934.

Upon the recommendation of the board of directors, we ask shareholders to consider adoption of the following resolution:

> **"RESOLVED, that the compensation paid to the named executive officers of Huntington Bancshares Incorporated as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including in the Summary Compensation Table, the Compensation Discussion and Analysis, the additional compensation tables and the accompanying narrative disclosure, is hereby approved on an advisory, non-binding basis."**

Because this is an advisory vote, it will not bind the board of directors, however, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

> **The board of directors recommends a vote *FOR* the adoption of the resolution regarding executive compensation, as set forth above.**

Our Executive Officers

Each of our executive officers is listed below, along with a statement of his or her business experience during at least the last five years. Executive officers are elected annually by the board of directors.

STEPHEN D. STEINOUR, age 60, has served as our chairman, president and chief executive officer and as chairman, president and chief executive officer of The Huntington National Bank since January 14, 2009. Additional detail about Mr. Steinour's business experience is set forth under Election of Directors above.

ANDREW J. HARMENING, age 49, joined Huntington in May 2017 as senior executive vice president and consumer and business banking director. Prior to joining Huntington, Mr. Harmening served as vice chairman of the consumer banking division for Bank of the West, from July 2015 to May 2017. He was previously senior executive vice president in the retail division of Bank of the West from August 2007 to July 2015.

PAUL G. HELLER, age 55, joined the company as chief technology and operations officer and senior executive vice president in October 2012. Mr. Heller also has responsibility for digital, continuous improvement and integration teams. Mr. Heller also oversaw home lending (including mortgage lending, consumer lending, and mortgage and consumer servicing) and the Phone Bank from January 2014 to May 2017. Previously Mr. Heller was senior vice president and corporate internet group executive for JPMorgan Chase, from December 1999 to October 2012.

HELGA S. HOUSTON, age 57, has served as our chief risk officer since January 2012 and as senior executive vice president in corporate risk from September 2011 through December 2011. Ms. Houston was with Bank of America from 1986 through 2008 serving in a variety of business and risk capacities, most recently as risk executive for global consumer and small business banking. More recently, Ms. Houston was a partner in an independent consulting firm.

Our Executive Officers

JANA J. LITSEY, age 57, has served as senior executive vice president and general counsel of Huntington, and as senior executive vice president, general counsel, and cashier of The Huntington National Bank since joining Huntington in October 2017. Ms. Litsey's responsibility expanded in January 2019, with assumption of leadership responsibility for Public Affairs. She also served as secretary of Huntington and The Huntington National Bank from October 2017 to April 2018. Prior to joining Huntington, Ms. Litsey served in multiple leadership roles at Bank of America for over 20 years. Most recently, she served as the legal executive responsible for the defense of Bank of America's domestic and international litigation, regulatory inquiries, enforcement actions, and internal investigations.

HOWELL D. McCULLOUGH III, age 62, joined Huntington as chief financial officer and senior executive vice president in April 2014. Mr. McCullough previously served as executive vice president and chief strategy officer of U.S. Bancorp and head of U.S. Bancorp's enterprise revenue office from September 2007 to April 2014.

DANIEL J. NEUMEYER, age 59, has served as senior executive vice president and chief credit officer for The Huntington National Bank since October 2009. In his current role, Mr. Neumeyer oversees credit policy and risk management, commercial credit transactions, special assets and collections. Previously, Mr. Neumeyer was chief credit officer for Comerica Bank—Texas, from January 2008 to October 2009.

SANDRA E. PIERCE, age 60, has served as senior executive vice president, private client group and regional banking director, and chair of Michigan, since August 2016. Previously Ms. Pierce served as Vice Chairman of FirstMerit and Chairman of FirstMerit, Michigan from February 2013 to August 2016.

RICHARD REMIKER, age 60, has served as senior executive vice president and director of commercial banking for The Huntington National Bank since January 2014. From May 2012 to December 2013, Mr. Remiker served as executive vice president and manager of specialty banking. Mr. Remiker joined Huntington in May 2010 as president of Huntington Equipment Finance. Prior to joining Huntington, Mr. Remiker was the Chief Administrative Officer for RBS Citizens Asset Finance where he oversaw legal, finance, syndication, asset management, technology, operations and portfolio management.

RAJEEV SYAL, age 53, has served as senior executive vice president and chief human resources officer since September 2015. Prior to joining Huntington, Mr. Syal served as managing director and global head of human resources for the Markit Group Ltd., a global financial information services firm, from 2008 to 2015. Previously, Mr. Syal was senior vice president for human resources at Bank of America Securities, from 2006 to 2008.

MARK E. THOMPSON, age 60, has served as senior executive vice president since joining our company in April 2009. Mr. Thompson's current role is director of corporate operations and corporate services, which includes corporate real estate and facilities, corporate sourcing – third party risk management, security, enterprise fraud, consumer and commercial loan servicing, and trust, commercial and consumer operations. From April 2009 to November 2010, he served as director of strategy and business segment performance. Previously Mr. Thompson served as executive vice president and deputy chief financial officer of RBS-ABN AMRO North America, from October 2007 to October 2008 and then returned to his role as executive vice president and chief financial officer of the retail and small business segment for RBS Citizens from November 2008 to March 2009.

JULIE C. TUTKOVICS, age 48, has served as executive vice president and chief marketing and communications officer since April 2017. Ms. Tutkovics joined Huntington in August 2016 upon Huntington's acquisition of FirstMerit Corporation, where she served as executive vice president and chief marketing officer, from November 2010 to August 2016.

Proposals by Shareholders for 2020 Annual Meeting

If a shareholder wishes to submit a proposal for possible inclusion in our annual meeting proxy statement and form of proxy for our 2020 annual meeting, the proposal must be submitted to the Secretary, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. The Secretary must receive your proposal on or before the close of business on November 8, 2019.

In addition, our bylaws establish advance notice procedures as to (1) business to be brought before an annual meeting of shareholders other than by or at the direction of our board of directors, and (2) the nomination, other than by or at the direction of our board of directors, of candidates for election as directors. Any shareholder who wishes to submit a proposal to be acted upon at next year's annual meeting or who wishes to nominate a candidate for election as a director should request a copy of these bylaw provisions by sending a written request addressed to the Secretary, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. To be timely, such advance notice must set forth all information required under the bylaws and must be delivered to the Secretary at this address not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. If the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. For the 2020 annual meeting, unless the date of the meeting is before March 19, 2020 or after May 18, 2020, such notice must be received between October 9, 2019, and November 8, 2019.

Other Matters

Other Matters

As of the date of this proxy statement, we know of no other business that may properly be brought before the meeting other than procedural matters relating to the proposals described in this proxy statement. Should any other matter requiring a vote of the shareholders arise, a properly submitted proxy confers upon the person or persons designated to vote the shares discretionary authority to vote the same with respect to any such other matter in the discretion of such persons.

Huntington's 2018 Annual Report was furnished to shareholders concurrently with this proxy material. **Huntington's Form 10-K for 2018 will be furnished, without charge, to Huntington shareholders upon written request to Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287.** In addition, Huntington's Form 10-K for 2018 and certain other reports filed with the Securities and Exchange Commission can be found on the Investor Relations pages of Huntington's website at *www.huntington.com.*

If you are an employee of Huntington or its affiliated entities and are receiving this proxy statement as a result of your participation in the Huntington Investment and Tax Savings Plan or the FirstMerit Corporation and Subsidiaries Employees' Salary Savings Retirement Plan, you must provide voting instructions to the plan trustee. A proxy and instruction card, or an instruction card, similar to a proxy card, has been provided so that you may instruct the trustee how to vote your shares held under this plan. Please refer to your instruction card for information on instructing the trustee electronically over the Internet or by telephone.

The Securities and Exchange Commission has adopted "householding" rules which permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements, notices of internet availability of proxy materials, and annual reports (annual meeting materials) with respect to two or more shareholders sharing the same address by delivering one copy of annual meeting materials to these shareholders. Unless we have received contrary instructions, we will deliver only one copy of the annual meeting materials to multiple security holders sharing an address. If we sent only one set of these documents to your household and one or more of you would prefer to receive your own set, we will deliver promptly upon request additional copies of the annual meeting materials. Please contact our transfer agent, Computershare, to receive additional copies of the annual meeting materials. Also please contact Computershare if you would like to request separate copies of future annual meeting materials, or if you are receiving multiple copies of annual meeting materials and you would like to request delivery of just one copy. You may contact Computershare by telephone at (877) 282-1168 or by mail at Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233-5000. If you hold your shares in "street name", please contact your bank, broker or other holder of record to request information about householding.

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